UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

Cosan S.A.

Financial statements as of

(Free translation from the original prepared in Portuguese)

December 31, 2021

cosan

1

2

Independent auditor’s report on individual and consolidated financial statements

To the Shareholders, Board of Directors and Officers

Cosan S.A.

São Paulo - SP

Opinion

We have audited the individual and consolidated financial statements of Cosan S.A. (“Company”), identified as Individual and Consolidated, respectively, which comprise the statement of financial position as at December 31, 2021, and the respective statements of profit or loss, of comprehensive income, of changes in equity, and of cash flows for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of the Company as at December 31, 2021, and its individual and consolidated financial performance and cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical principles set forth in the Code of Professional Ethics for Accountants and the professional standards issued by Brazil’s National Association of State Boards of Accountancy (CFC), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis of matter

Restatement of earnings per share and disclosure of operating segments

As mentioned in Note 17, as a result of the stock split, the Company adjusted the earnings per share and the respective explanatory notes corresponding to the year ended December 31, 2020, as provided for in NBC TG 41 - Resultado por Ação (IAS 33 – Earnings per share). Additionally, as mentioned in Note 4, as a result of the change in the operating segment structure, the Company adjusted the disclosure of operating segments for the year ended December 31, 2020, as provided for in NBC TG 22 – Informações por Segmento (IFRS 8 - Operating segments). Our opinion is not modified in respect of these matters.

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Key audit matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide an individual opinion on these matters. For each matter below, our description of how our audit addressed the matter, including any commentary on the findings or outcome of our procedures, is provided in that context.

We have fulfilled the responsibilities described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the Company’s financial statements.

Recognition of unbilled revenue from supply of gas

As mentioned in Notes 5.3 and 18 to the financial statements, unbilled revenue from supply of gas refers to the portion of gas supplied for which metering and billing to customers have not yet taken place. This amount is estimated by the Company based on the period between the date of the last measurement and the last day of the month. In the year ended December 31, 2021, total unbilled revenue and the respective accounts receivable balance, on this same date, is R$975,588 thousand.

The monitoring of this matter was considered significant for our audit due to the materiality of the amounts involved in relation to the accounts receivable balance and the matching entry in profit or loss, in addition to the uncertainties inherent in determining the estimate of the amounts recorded, given the use of information by segment of customers with different tariffs, and the degree of management’s judgment in allocating the volume of gas distributed by segment. A change in any of these assumptions could have a significant impact on the Company's consolidated financial statements.

How our audit addressed this matter:

Our audit procedures included the following, among others: (i) understanding of the internal control environment related to the allocation of estimated volumes of gas by segment and the respective tariffs for each segment, in accordance with the regulated tariffs; (ii) evaluation of the design of internal controls implemented by the Company to ensure the proper recording of revenue transactions; (iii) the involvement of more experienced audit professionals in defining the testing strategy, evaluating supporting audit documentation, and supervising the audit procedures performed. We also i) documented, on a sampling basis, the information that feeds the calculation for allocation of the volume of gas supplied by segment; ii) performed the recalculation of unbilled revenue from supply of gas by segment, including an evaluation of the key assumptions used; iii) made an independent estimate of the allocation of the volume of gas between the segments considering the consumption history at the end of the period and the comparison with the estimated volume by segment calculated by the Company; iv) compared, on a sampling basis, the tariffs used to measure revenue by segment with the tariffs determined by the regulatory agency; v) compared the average consumption assumption estimated by the Company with the actual average consumption referring to the billing of the subsequent cycle occurring in January 2022; vi) carried out analytical procedures to develop an independent expectation based on the historical behavior of the balances under analysis; and vii) reconciled the balance of unbilled revenue from supply of gas with accounting records. Furthermore, we analyzed the accuracy of the arithmetic calculations. Lastly, we evaluated the adequacy of disclosures in Notes 5.3 and 18 to the financial statements as of December 31, 2021.

4

Based on the result of the audit procedures conducted on unbilled revenue from supply of gas in the statement of profit or loss, and the respective accounts receivable balance, in assets, which are consistent with management's assessment, we consider that the criteria and assumptions adopted by management, as well as the respective disclosures in Notes 5.3 and 18 are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Public concession infrastructure related to the gas distribution service

As disclosed in Note 10 to the financial statements, as of December 31, 2021, the Company records contract assets and intangible assets from public concession related to the gas distribution service in the amounts of R$684,970 thousand and R$8,953,495 thousand, respectively, which substantially represent the infrastructure of this concession.

The amount invested in the concession infrastructure is an essential part of the methodology applied by the granting authority to define the tariff to be charged by the Company to end consumers, under the terms of the Concession Agreement. The definition of eligible expenses to be capitalized as infrastructure costs and the definition of the useful life are subject to judgment by management.

Given the specific aspects of the capitalization process and the subsequent assessment of infrastructure expenses, in addition to the materiality of the amounts involved, this was considered a significant audit matter.

How our audit addressed this matter:

Our audit procedures involved, among others, i) a general understanding of the internal control environment on accounting of investments in public concession infrastructure related to the gas distribution service, including the classification as an qualifying asset for capitalization; ii) assessment of the nature of these investments with the applied infrastructure; iii) sampling tests of materials and services applied to the works as well as allocation of labor hours; iv) evaluation of the accounting classifications between the contract asset and the intangible concession right, observing the periods of the works; v) review of the policies established by the Company for such accounting and their applicability to current accounting standards; vi) capitalization of interest, when applicable; vii) use of substantive analytical procedures on additions and amortization; and viii) amortization test of the intangible concession right.

Based on the results of audit procedures performed, which are consistent with management’s assessment, we understand that the criteria and policies for capitalization and amortization of public concession infrastructure assets related to the gas distribution service prepared by management, as well as the respective disclosures in Note 10, are acceptable in the context of the financial statements taken as a whole.

5

Business combination

As disclosed in Note 8.2.1 to the financial statements as of December 31, 2021, the Company acquired, on November 3, 2021, the control of nine companies of Grupo Radar for R$1,572,352 thousand and recorded this business combination using the acquisition method, having determined a gain on bargain purchase of R$416,268 thousand.

This was considered a significant audit matter due to the judgments involved in the identification and determination of the fair value of the assets acquired and the liabilities assumed and the consequent determination of gain on bargain purchase. Additionally, the amounts involved in this transaction are material in relation to the financial statements as of December 31, 2021.

How our audit addressed this matter:

Our audit procedures included, among others: i) the performance of audit procedures on the opening balances of the acquired companies on the acquisition date as part of the determination of the fair value of the assets acquired and the liabilities assumed, including a review of the alignment of the accounting practices of the Company with those of the acquired companies; and ii) the involvement of our corporate finance specialists to assist us in assessing the assumptions and methodologies used by management for measurement and recognition of the fair value of assets acquired and liabilities assumed and gain on bargain purchase.

We also evaluated the adequacy of disclosures in Note 8.2.1 to the financial statements as of December 31, 2021.

Based on the results of the audit procedures carried out, which are consistent with management's assessment, we consider that the Company’s business combination accounting policies adopted to support judgments and information included in the context of the financial statements as a whole are acceptable.

Other matters

Statements of value added

The individual and consolidated statements of value added (SVA) for the year ended December 31, 2021, prepared under the responsibility of the Company’s Executive Board, and presented as supplementary information for IFRS purposes, were submitted to audit procedures conducted jointly with the audit of the Company's financial statements. To form our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content comply with the criteria defined by Accounting Pronouncement NBC TG 09 – Demonstração do Valor Adicionado (Statement of Value Added).

6

In our opinion, these statements of value added were prepared fairly, in all material respects, in accordance with the criteria defined in the abovementioned accounting pronouncement, and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the auditor’s report

The Company’s Executive Board is responsible for such other information, which comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the individual and consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Executive Board and those charged with governance for the individual and consolidated financial statements

The Executive Board is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and for such internal control as it determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, the Executive Board is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Executive Board either intends to liquidate the Company or to cease its operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

7

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identified and assessed risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, designed and performed audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtained an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s and its subsidiaries’ internal control.
  Evaluated the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Executive Board.
  Concluded on the appropriateness of the Executive Board’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s and its subsidiaries’ ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.

  Evaluated the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

  Obtained sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the Group's audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit procedures and of the significant audit findings, including any significant deficiencies in internal control that we identified during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including applicable independence requirements, and communicated with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

8

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements of the current year and are therefore the key audit matters. We described these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 18, 2022.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Clinton L. Fernandes

Accountant CRC-1SP205541/O-2

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Statements of financial position

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	5.1	1,718,077	1,149,267	16,174,130	4,614,053
Marketable securities	5.2	893,087	788,965	4,372,696	2,271,570
Trade receivables	5.3	—	—	2,580,776	1,585,708
Derivative financial instruments	5.10	54,963	—	194,878	156,208
Inventories	7	—	—	1,149,304	685,900
Receivables from related parties	5.5	135,924	286,993	98,280	71,783
Income tax receivable		222,981	141,018	442,957	178,501
Other current tax receivable	6	33,616	35,507	921,472	434,480
Dividends receivable	16	540,091	160,694	519,965	77,561
Sector financial assets	5.9	—	—	489,601	241,749
Other financial assets	5.4	—	779,695	466	848,821
Other current assets		124,851	101,673	348,658	270,065
Total current assets		3,723,590	3,443,812	27,293,183	11,436,399
Trade receivables	5.3	—	—	165,077	19,131
Marketable securities	5.2	—	—	15,311	—
Restricted cash	5.2	31,181	—	58,990	—
Deferred tax assets	14	777,686	54,032	3,051,628	629,591
Receivables from related parties	5.5	393,440	473,349	318,211	199,983
Income tax receivable		—	—	344,059	836
Other non-current tax receivable	6	42,932	37,533	1,879,695	167,224
Judicial deposits	15	431,591	380,727	923,061	544,226
Derivative financial instruments	5.10	2,507,893	2,457,604	4,538,048	2,971,210
Sector financial assets	5.9	—	—	68,709	—
Other non-current assets		67,613	165,310	179,598	227,857
Other financial assets		—	—	319,727	—
Investments in subsidiaries and associates	8.1	14,787,469	11,026,580	780,067	333,705
Investments in joint venture	9	10,936,663	2,314,537	10,936,663	7,988,208
Property, plant and equipment	10.1	53,007	61,459	16,648,553	416,996
Intangible assets and goodwill	10.2	1,804	2,191	17,781,498	10,045,296
Contract asset	10.3	—	—	705,982	695,938
Right-of-use assets	10.4	34,171	24,809	7,947,267	84,224
Investment properties	10.5	—	—	3,886,696	—
Total non-current assets		30,065,450	16,998,131	70,548,840	24,324,425
Total assets		33,789,040	20,441,943	97,842,023	35,760,824

 The accompanying notes are an integral part of these financial statements.

10

Statements of financial position

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Liabilities
Loans, borrowings and debentures	5.6	269,793	—	4,241,368	2,352,057
Leases	5.8	8,423	11,108	405,820	20,466
Derivative financial instruments	5.10	31,202	7,291	925,650	293,656
Trade payables	5.7	4,506	4,066	3,253,504	1,875,192
Employee benefits payables		57,393	25,168	552,991	195,881
Income tax payables		4,013	2,571	71,224	374,339
Other taxes payable	13	134,956	125,368	536,220	367,076
Dividends payable	16	754,282	216,929	799,634	285,177
Concessions payable	12	—	—	160,771	—
Payables to related parties	5.5	302,607	278,740	287,609	150,484
Sector financial liabilities	5.9	—	—	85,866	91,912
Other financial liabilities	5	—	—	726,423	149,293
Other current liabilities		368,188	103,501	909,956	259,580
Total current liabilities		1,935,363	774,742	12,957,036	6,415,113
Loans, borrowings and debentures	5.6	7,894,463	—	41,417,669	13,075,170
Leases	5.8	31,624	17,037	2,861,858	59,297
Preferred shareholders payable in subsidiaries		—	387,044	—	387,044
Derivative financial instruments	5.10	110,278	124,171	150,511	124,171
Other taxes payable	13	141,423	141,233	146,889	146,895
Provision for legal proceedings	15	361,859	308,819	1,644,061	887,794
Concessions payable	12	—	—	2,893,477	—
Provision for uncovered liability of associates	8.1	356,442	458,852	—	—
Payables to related parties	5.5	7,397,822	7,096,139	—	—
Post-employment benefits	22	219	177	669,475	728,677
Deferred tax liabilities	14	—	—	3,818,056	1,271,208
Sector financial liabilities	5.9	—	—	1,286,417	473,999
Deferred revenue		—	—	36,440	—
Other non-current liabilities		818,610	286,064	1,090,112	685,642
Total non-current liabilities		17,112,740	8,819,536	56,014,965	17,839,897
Total liabilities		19,048,103	9,594,278	68,972,001	24,255,010
Shareholders' equity	16
Share capital		6,365,853	5,727,478	6,365,853	5,727,478
Treasury shares		(69,064)	(583,941)	(69,064)	(583,941)
Additional paid-in capital		(1,690,235)	(939,347)	(1,690,235)	(939,347)
Accumulated other comprehensive loss		(521,609)	(252,610)	(521,609)	(252,610)
Retained earnings		10,655,992	6,896,085	10,655,992	6,896,085
Equity attributable to:
Owners of the Company		14,740,937	10,847,665	14,740,937	10,847,665
Non-controlling interests	8.3	—	—	14,129,085	658,149
Total shareholders' equity		14,740,937	10,847,665	28,870,022	11,505,814
Total shareholders' equity and liabilities		33,789,040	20,441,943	97,842,023	35,760,824

The accompanying notes are an integral part of these financial statements.

11

Statement of profit or loss

(In thousands of Brazilian Reais - R$, except earnings per share)

		Parent Company		Consolidated
	Note	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net sales	18	—	—	24,907,150	13,508,787
Cost of sales	19	—	—	(18,568,049)	(9,816,078)
Gross profit		—	—	6,339,101	3,692,709
Selling expenses	19	—	—	(716,210)	(927,346)
General and administrative expenses	19	(295,476)	(181,418)	(2,053,813)	(1,006,625)
Other income (expenses), net	20	381,380	(11,454)	387,440	71,774
Operating income (expenses)		85,904	(192,872)	(2,382,583)	(1,862,197)
Result before equity in earnings of investees, finance results and taxes		85,904	(192,872)	3,956,518	1,830,512
Interest in earnings in subsidiaries and associates	8.1	6,748,458	1,347,408	129,159	15,714
Interest in earnings of joint venture		(177,217)	(80,900)	4,590,631	583,001
Equity in earnings of investees		6,571,241	1,266,508	4,719,790	598,715
Finance expense		(1,130,433)	(719,523)	(3,027,089)	(1,679,752)
Finance income		208,103	188,005	1,234,950	227,925
Foreign exchange, net		(500,948)	(1,399,682)	(608,655)	(1,612,525)
Net effect of derivatives		261,433	1,532,029	(375,491)	1,801,790
Finance results, net	21	(1,161,845)	(399,171)	(2,776,285)	(1,262,562)
Profit before taxes		5,495,300	674,465	5,900,023	1,166,665
Income taxes	14
Current		312	(39)	(191,012)	(695,832)
Deferred		627,604	177,432	641,765	437,981
		627,916	177,393	450,753	(257,851)
Profit for the year		6,123,216	851,858	6,350,776	908,814
Profit attributable to:
Owners of the Company		6,123,216	851,858	6,123,216	851,858
Non-controlling interests		—	—	227,560	56,956
		6,123,216	851,858	6,350,776	908,814
Earnings per share	17
Basic				R$3.3378	R$0.5523
Diluted				R$3.3264	R$0.5472

The accompanying notes are an integral part of these financial statements.

12

Statement of other comprehensive income

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Profit for the year	6,123,216	851,858	6,350,776	908,814
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	297,044	624,257	310,467	732,715
Loss on cash flow hedges	(609,532)	(526,856)	(601,415)	(526,628)
Actuarial gain (loss) with defined benefit plan net of tax	42,120	(787)	41,832	(37,384)
Change in fair value of financial assets	1,369	277	2,269	277
Total other comprehensive (loss) income, net of tax	(268,999)	96,891	(246,847)	168,980
Total comprehensive income for the year	5,854,217	948,749	6,103,929	1,077,794
Profit attributable to:
Owners of the Company	6,123,216	851,858	6,123,216	851,858
Non-controlling interests	—	—	227,560	56,956
	6,123,216	851,858	6,350,776	908,814
Total comprehensive income attributable to:
Owners of the Company	5,854,217	948,749	5,840,670	948,749
Non-controlling interests	—	—	263,259	129,045
	5,854,217	948,749	6,103,929	1,077,794

The accompanying notes are an integral part of these financial statements.

13

Statement of changes in equity

(In thousands of Brazilian Reais - R$)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Equity attributable to owners of the Company	Non- controlling interest	Total equity
At January 1, 2020	5,045,214	(112,785)	737	(958,738)	(349,501)	121,270	6,288,472	171,021	348,044	—	10,553,734	507,482	11,061,216
Profit for the year	—	—	—	—	—	—	—	—	—	851,858	851,858	56,956	908,814
Other comprehensive income: (note 16)
Income (loss) on cash flow hedges	—	—	—	—	(526,856)	—	—	—	—	—	(526,856)	228	(526,628)
Foreign currency translation differences	—	—	—	—	624,257	—	—	—	—	—	624,257	108,458	732,715
Actuarial income (loss) on defined benefit plan	—	—	—	—	(787)	—	—	—	—	—	(787)	(36,597)	(37,384)
Change in fair value of financial assets	—	—	—	—	277	—	—	—	—	—	277	—	277
Total comprehensive income (loss) for the year	—	—	—	—	96,891	—	—	—	—	851,858	948,749	129,045	1,077,794
Transactions with owners of the Company
Contributions and distributions:
Capital increase	682,264	—	—	—	—	(121,270)	(560,994)	—	—	—	—	6,666	6,666
Dividends - non-controlling interests	—	—	—	(533)	—	—	—	—	—	—	(533)	533	—
Share-based compensation - settled in shares	—	13,886	—	(13,886)	—	—	—	—	—	—	—	—	—
Share-based compensation - cash settled	—	—	—	(22,758)	—	—	—	—	—	—	(22,758)	(46)	(22,804)
Proposed dividends	—	—	—	—	—	—	—	—	—	(202,316)	(202,316)	(16,054)	(218,370)
Constitution of legal reserve	—	—	—	—	—	42,593	—	—	—	(42,593)	—	—	—
Constitution of statutory reserve	—	—	—	—	—	—	606,949	—	—	(606,949)	—	—	—
Treasury shares acquired	—	(485,042)	—	—	—	—	—	—	—	—	(485,042)	—	(485,042)
Transactions with share-based compensation	—	—	—	11,262	—	—	—	—	—	—	11,262	92	11,354
Total contributions and distributions	682,264	(471,156)	—	(25,915)	—	(78,677)	45,955	—	—	(851,858)	(699,387)	(8,809)	(708,196)
Changes in ownership interests
Change of shareholding interest in subsidiary	—	—	—	44,569	—	—	—	—	—	—	44,569	30,431	75,000
Total changes in ownership interests	—	—	—	44,569	—	—	—	—	—	—	44,569	30,431	75,000
At December 31, 2020	5,727,478	(583,941)	737	(940,084)	(252,610)	42,593	6,334,427	171,021	348,044	—	10,847,665	658,149	11,505,814

The accompanying notes are an integral part of these financial statements.

14

Statement of changes in equity

(In thousands of Brazilian Reais - R$)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Equity attributable to owners of the Company	Non- controlling interest	Total equity
At January 1, 2021	5,727,478	(583,941)	737	(940,084)	(252,610)	42,593	6,334,427	171,021	348,044	—	10,847,665	658,149	11,505,814
Profit for the year	—	—	—	—	—	—	—	—	—	6,123,216	6,123,216	227,560	6,350,776
Other comprehensive income: (note 16)
Income (loss) on cash flow hedges	—	—	—	—	(609,532)	—	—	—	—	—	(609,532)	8,117	(601,415)
Foreign currency translation differences	—	—	—	—	297,044	—	—	—	—	—	297,044	13,423	310,467
Actuarial income (loss) on defined benefit plan	—	—	—	—	42,120	—	—	—	—	—	42,120	(288)	41,832
Change in fair value of financial assets	—	—	—	—	1,369	—	—	—	—	—	1,369	900	2,269
Total comprehensive income (loss) for the year	—	—	—	—	(268,999)	—	—	—	—	6,123,216	5,854,217	249,712	6,103,929
Transactions with owners of the Company
Contributions and distributions:
Capital increase (Note 16)	638,375	—	—	(638,375)	—	—	—	—	—	—	—	2,252,306	2,252,306
Treasury shares disposal (Note 16)	—	4,603	—	3,825	—	—	—	—	—	—	8,428	—	8,428
Cancellation of treasury shares (Note 16)	—	496,916	—	—	—	—	(496,916)	—	—	—	—	—	—
Share-based compensation - settled in shares	—	18,136	—	(30,795)	—	—	—	—	—	—	(12,659)	(12,866)	(25,525)
Dividends (Note 16)	—	—	—	—	—	—	(328,267)	—	(83,863)	(1,454,263)	(1,866,393)	(162,457)	(2,028,850)
Constitution of legal reserve (note 16)	—	—	—	—	—	306,160	—	—	—	(306,160)	—	—	—
Constitution of statutory reserve (note 16)	—	—	—	—	—	—	4,362,793	—	—	(4,362,793)	—	—	—
Treasury shares acquired (Note 16)	—	(4,778)	—	—	—	—	—	—	—	—	(4,778)	—	(4,778)
Business combination (Note 8.2)	—	—	—	—	—	—	—	—	—	—	—	2,115,554	2,115,554
Corporate reorganization (Note 1.1)	—	—	—	(1,400,557)	—	—	—	—	—	—	(1,400,557)	10,836,134	9,435,577
Transactions with share-based compensation	—	—	—	(7,942)	—	—	—	—	—	—	(7,942)	28,274	20,332
Total contributions and distributions	638,375	514,877	—	(2,073,844)	—	306,160	3,537,610	—	(83,863)	(6,123,216)	(3,283,901)	15,056,945	11,773,044
Changes in ownership interests
Change of shareholding interest in subsidiary (Note 8)	—	—	—	1,322,956	—	—	—	—	—	—	1,322,956	(1,835,721)	(512,765)
Total changes in ownership interests	—	—	—	1,322,956	—	—	—	—	—	—	1,322,956	(1,835,721)	(512,765)
Total transactions with owners of the Company	638,375	514,877	—	(750,888)	—	306,160	3,537,610	—	(83,863)	(6,123,216)	(1,960,945)	13,221,224	11,260,279
At December 31, 2021	6,365,853	(69,064)	737	(1,690,972)	(521,609)	348,753	9,872,037	171,021	264,181	—	14,740,937	14,129,085	28,870,022

The accompanying notes are an integral part of these financial statements.

15

Statement of cash flows

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Cash flows from operating activities
Profit before taxes		5,495,300	674,465	5,900,023	1,166,665
Adjustments for:
Depreciation and amortization	19	13,403	11,411	2,221,536	623,084
Interest in earnings of associates	8.1	(6,748,458)	(1,347,408)	(129,159)	(15,714)
Interest in earnings of joint venture	9	177,217	80,900	(4,590,631)	(583,001)
Loss (gain) on disposals assets		667	96	(6,774)	11,961
Share-based payment		26,672	5,303	50,414	13,543
Change in fair value of investment property	10.5	—	—	(17,116)	—
Legal proceedings provision, receivables and tax installments	20	93,039	(62,756)	250,109	(59,309)
Interest and exchange, net		1,180,557	417,396	3,141,765	1,330,283
Gain from a bargain purchase	20	(416,268)	—	(416,268)	—
Sectorial financial assets and liabilities, net	5.9	—	—	246,101	337,620
Provisions for employee benefits		44,140	23,876	335,502	113,470
Allowance for expected credit losses		—	—	(3,034)	31,196
Contractual obligations for sales of credit rights	20	—	68,311	—	68,311
Recovering tax credits		(14,136)	(29,823)	(648,315)	(29,823)
Loss in energy derivative operations		—	—	58,701	175,105
Other		(14,514)	8,307	87,229	25,051
		(162,381)	(149,922)	6,480,083	3,208,442
Changes in:
Trade receivables		—	—	(315,607)	54,108
Inventories		—	—	(243,620)	(113,066)
Other current tax, net		(26,161)	(26,554)	164,732	80,870
Income tax		(17,688)	(75,830)	(905,284)	(793,117)
Related parties, net		(31,638)	(194,822)	(134,838)	(89,750)
Trade payables		167	(3,128)	679,774	50,860
Employee benefits		(15,676)	(18,076)	(143,445)	(77,225)
Provision for legal proceedings		(6,400)	(16,607)	(118,411)	(55,461)
Other financial liabilities		—	—	108,849	(30,840)
Judicial deposits		(37,777)	(279)	(58,725)	24,624
Cash paid on disposal of credit rights		—	(31,857)	—	(31,857)
Tax losses acquired	1.2.21	—	—	(208,118)	—
Post-employment benefits		—	—	(34,004)	(37,444)
Other assets and liabilities, net		(59,820)	27,669	(49,404)	(47,329)
		(194,993)	(339,484)	(1,258,101)	(1,065,627)
Net cash (used in) generated from operating activities		(357,374)	(489,406)	5,221,982	2,142,815

16

Statement of cash flows

(In thousands of Brazilian Reais - R$)

Cash flows from investing activities
Capital contribution in associates		(439,964)	(11,142)	(416,375)	(1,142)
Acquisition of subsidiary, net of cash acquired		(592,733)	—	(592,733)	(94,631)
Sale (purchase) of marketable securities		(62,347)	142,392	1,107,942	(862,098)
Restricted cash		(31,181)	—	21,142	—
Dividends received from associates	16	895,022	821,108	16,426	9,265
Dividends received from joint venture	16	588,562	1,417	819,729	1,852
Acquisition of instruments designated at fair value		—	(290,000)	(14,168)	(289,989)
Acquisition of property, plant and equipment, intangible assets and contract assets		(723)	(10,630)	(4,066,728)	(1,052,502)
Proceeds from legal merger	1.1	353,601	—	8,125,855	—
Acquisition of associates shares		—	—	—	(51,299)
Cash received on sale of fixed assets, and intangible assets		—	—	3,090	—
Other		(4,475)	—	1,024	(194)
Net cash generated (used in) investing activities		705,762	653,145	5,005,204	(2,340,738)

Cash flows from financing activities
Loans, borrowings and debentures raised	5.6	1,986,070	—	11,390,562	2,443,732
Repayment of principal on loans, borrowings and debentures	5.6	(5,427)	(1,700,000)	(8,612,361)	(2,739,416)
Payment of interest on loans, borrowings and debentures	5.6	(262,407)	(35,203)	(1,916,413)	(796,040)
Payment of derivative financial instruments		(123,042)	(54,651)	(639,639)	(56,811)
Receipt of derivative financial instruments		520,674	572,374	1,708,196	765,759
Payment of derivative financial instruments, except debt		(227,012)	—	(227,012)	—
Receipt of derivative financial instruments, except debt		197,679	—	197,679	—
Repayment of principal on leases	5.8	(3,689)	(1,466)	(421,394)	(23,699)
Payment of interest on leases	5.8	(3,554)	(1,523)	(142,484)	(5,023)
Equity contribution from non-controlling interest		—	—	2,252,306	81,666
Related parties		(387,534)	(205,828)	—	—
Sale (purchase) of treasury shares		(4,778)	(485,042)	(34,529)	(485,042)
Proceeds from the sale of treasury shares		8,428	—	8,428	—
Acquisition of non-controlling interests		(290,285)	—	(698,147)	—
Dividends paid		(1,181,011)	(574,140)	(1,318,902)	(590,769)
Dividends paid for preference shares		—	—	(522,592)	(174,227)
Transactions with non-controlling interests	5.4	—	—	69,155	65,478
Share options exercised		(14,688)	(20,281)	(45,024)	(22,804)
Other		963	—	1,397	—
Net cash generated by (used in) financing activities		210,387	(2,505,760)	1,049,226	(1,537,196)
Increase (decrease) in cash and cash equivalents		558,775	(2,342,021)	11,276,412	(1,735,119)
Cash and cash equivalents at beginning of the year		1,149,267	3,490,707	4,614,053	6,076,644
Effect of foreign exchange rate changes		10,035	581	283,665	272,528
Cash and cash equivalents at end of the year		1,718,077	1,149,267	16,174,130	4,614,053
Additional information
Income tax paid		—	4,597	462,120	580,367

The accompanying notes are an integral part of these financial statements.

17

Statement of cash flows

(In thousands of Brazilian Reais - R$

 Non-cash transactions

  Recognition of interest on shareholder’s equity decided by Raízen S.A in the amount of R$ 222,798 (R$62,380 as of December 31, 2020).

  Acquisition of assets for the construction of pipeline and assets for logistics operations with payment in installments in the amount of R$263,143 (R$7,804 as of December 31, 2020).

  Capital contribution to the subsidiary Payly Soluções de Pagamentos S.A. (“Payly”) in the amount of R$3,750, (R$10,000 on December 31, 2020), through the capitalization of expenses that would be reimbursed to Cosan S.A..

  Recognition of right-of-use in the R$104,840 related to new lease agreements in December 31, 2021.

  The subsidiary Comgás used tax credits, avoiding cash outflow, of the total amount presented as payment in the supplementary information, R$262,843 referring to the payment of the annual adjustment for 2020.

Disclosure of interest and dividends

The Company classifies dividends and interest on shareholder’s equity received as cash flow from investing activities.

Interest received or paid is classified as cash flow in financing activities.

18

Statement of value added

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Revenues
Sales of products and services net of returns	—	—	29,923,191	17,503,638
Other operating revenues (expenses), net	438,045	(68,545)	864,357	(24,006)
Allowance for doubtful accounts	—	—	3,034	(31,196)
	438,045	(68,545)	30,790,582	17,448,436
Raw materials acquired from third parties
Cost of goods sold and services rendered	—	—	10,104,416	9,762,747
Materials, energy, third party services, others	179,774	47,300	10,807,171	535,653
	179,774	47,300	20,911,587	10,298,400
Gross value added	258,271	(115,845)	9,878,995	7,150,036
Retention
Depreciation and amortization	13,403	11,411	2,221,536	623,084
	13,403	11,411	2,221,536	623,084
Net value added	244,868	(127,256)	7,657,459	6,526,952
Value added transferred in
Interest in earnings of subsidiaries	6,748,458	1,347,408	129,159	15,714
Interest in earnings of joint ventures	(177,217)	(80,900)	4,590,631	583,001
Finance income	208,103	188,005	1,010,427	227,925
	6,779,344	1,454,513	5,730,217	826,640
Value added to be distributed	7,024,212	1,327,257	13,387,676	7,353,592
Distribution of value added
Payroll and social charges	142,101	75,554	1,654,638	591,722
Direct remuneration	127,345	66,150	1,299,017	535,646
Benefits	8,031	5,813	283,228	44,842
FGTS and others	6,725	3,591	72,393	11,234
Taxes and contributions	(611,053)	(193,568)	1,462,879	4,362,573
Federal	(616,039)	(193,568)	76,547	2,069,934
State	—	—	1,251,735	2,281,008
Municipal	4,986	—	134,597	11,631
Finance expense and rents	1,369,948	593,413	3,919,383	1,490,483
Interest and exchange variation	1,326,823	641,778	3,582,517	933,154
Rents	—	6,239	135,019	28,632
Others	43,125	(54,604)	201,847	528,697
Non-controlling interests	—	—	227,560	56,956
Dividends	1,454,263	202,316	1,454,263	202,316
Profit for the year	4,668,953	649,542	4,668,953	649,542
	7,024,212	1,327,257	13,387,676	7,353,592

The accompanying notes are an integral part of these financial statements.

19

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

1 Operations

Cosan S.A. (“Cosan” or “the Company”) is a publicly-traded Company on the B3 S.A. - Brasil, Bolsa, Balcão, or “B3,” on the special New Market (Novo Mercado) segment under the ticker symbol “CSAN3.” The Company’s American Depositary Shares, or “ADSs,” are listed on the New York Stock Exchange, or “NYSE,” and traded under the symbol “CSAN.” Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, with its registered office in the city of São Paulo, state of São Paulo. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

1.1 Corporate reorganization

On July 2, 2020, the boards of directors of Cosan S.A., Cosan Limited and Cosan Logística S.A. ("Cosan Logística"), or collectively the "Companies", authorized studies on a proposed corporate reorganization to simplify the structure of the economic group.

As part of an effort to streamline its operations, Cosan S.A. carried out at corporate reorganization to enhance its corporate structure by making Cosan S.A. the sole holding company of the Cosan Group (“Grupo Cosan” refers to the economic entity previously represented by Cosan Limited, Cosan S.A., Cosan Logística and its subsidiaries before the merger, which, after the merger, is represented by Cosan S.A. and its subsidiaries, as the context requires). The corporate reorganization simplified our corporate structure, unifying and consolidating the outstanding shares in the financial market (“free floats”) of the Companies, in order to increase share liquidity, and unlock value that exists within the Cosan Group and facilitate future fundraising.

As part of the corporate reorganization, Cosan Limited and Cosan Logística were merged into Cosan S.A. Following the completion of the reorganization outstanding shares of Cosan S.A. were directly owned by all shareholders of Cosan Limited, Cosan S.A. and Cosan Logística. As a result, Cosan S.A. issued ADSs to the shareholders of Cosan Limited and the shareholders of Cosan Logística became owners of Cosan S.A. common shares.

20

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Figure 1: Simplified operational structure after the merger.

The administrators of Cosan S.A., Cosan Limited and Cosan Logística evaluated the exchange ratio negotiated and recommended by the committees and stated as follows:

  The exchange ratio was 0.772788 Cosan Limited shares for each Cosan S.A. shares or Cosan S.A. ADS. Thus, 308,554,969 Cosan S.A. shares were issued for Cosan Limited shareholders; and
  The exchange ratio was 3.943112 Cosan Logística shares for each Cosan S.A. share. Thus, 31,025,350 Cosan S.A. shares were issued for shareholders of Cosan Logística.

On January 22, 2021, the shareholders of the Companies approved the intra-group restructuring, which consisted of the merger of companies under common control, pursuant to which Cosan Limited and Cosan Logística were merged into Cosan S.A.

On February 5, 2021, the board of directors approved cancellation 10,000,000 shares issued by the Company that were held in treasury.

21

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

On February 23, 2021, the deadline for exercising the right of withdrawal guaranteed to shareholders of Cosan Logística ended without any manifestation of withdrawal. As a result, on March 1, 2021, Cosan concluded the merger of Cosan Limited and Cosan Logística and now holds a share capital of R$6,365,853.

The results of the Companies that were consolidated from March 1, 2021, generated a positive result of R$38,998 in the Cosan S.A. net income for the year ended on December 31, 2021.

1.1.1 Basis of preparation of financial information

As a result of the mergers on March 1, 2021, for comparative purposes, the consolidated balances presented for the year ended December 31, 2020, are those of Cosan S.A. and, therefore, the Company's financial statements as of December 31, 2021 were prepared to reflect:

  The income statements and balance sheets of Cosan S.A. on a historical basis;
  The effects of the merger of shares of Cosan Limited and Cosan Logística by the Company; and
  the non-controlling interest in the Company, which was determined by the proportional share of identifiable shareholders' equity and net income. The individual financial statements reflect the equity in the subsidiary Rumo S.A. while the consolidated financial statements were prepared considering the Company's control as of March 1, 2021.

The financial position as of March 1, 2021, is based on the individual and consolidated historical balances of Cosan S.A., Cosan Limited and Cosan Logística, as shown below:

22

16         Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Parent company

Open Balance (March 1st, 2021)

		Incorporated companies
	Cosan S.A. - Parent Company	Cosan Limited - Parent Company	Cosan Logística - Parent Company	Total incorporated assets	Elimination	Adjustments	Cosan S.A. post-reorganization
Assets					1.1.2(a)	1.1.2(b)
Cash and cash equivalents	1,099,643	353,595	6	353,601	—	—	1,453,244
Marketable securities	927,011	—	—	—	—	—	927,011
Derivative financial instruments	71,133	—	—	—	—	—	71,133
Receivables from related parties	279,718	54	194	248	(12,481)	—	267,485
Income tax receivable	143,359	3	2,841	2,844	—	—	146,203
Other current tax receivable	35,515	—	4	4	—	—	35,519
Dividends receivable	160,694	148,271	—	148,271	(148,271)	—	160,694
Other financial assets	734,903	—	—	—	—	(734,903)	—
Other current assets	101,221	1,744	—	1,744	—	—	102,965
Total current assets	3,553,197	503,667	3,045	506,712	(160,752)	(734,903)	3,164,254

Deferred tax assets	75,959	—	—	—	—	80,483	156,442
Receivables from related parties	576,929	—	—	—	—	—	576,929
Other non-current tax receivable	37,623	—	—	—	—	—	37,623
Judicial deposits	384,455	—	1,017	1,017	—	—	385,472
Derivative financial instruments	2,758,732	183,426	—	183,426	—	—	2,942,158
Other non-current assets	169,370	—	—	—	—	—	169,370
Investments in subsidiaries and associates	13,025,364	8,769,145	4,259,390	13,028,535	(8,761,919)	329,118	17,621,098
Property, plant and equipment	60,457	2,724	—	2,724	—	—	63,181
Intangible assets and goodwill	2,067	—	—	—	—	—	2,067
Right-of-use assets	24,212	8,430	—	8,430	—	—	32,642
Total non-current assets	17,115,168	8,963,725	4,260,407	13,224,132	(8,761,919)	409,601	21,986,982
Total assets	20,668,365	9,467,392	4,263,452	13,730,844	(8,922,671)	(325,302)	25,151,236

23

             Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

		Incorporated companies
	Cosan S.A. - Parent Company	Cosan Limited - Parent Company	Cosan Logística Consolidated	Total incorporated assets	Elimination	Adjustments	Cosan S.A. post-reorganization
Liabilities					1.1.2(a)	1.1.2(b)
Loans, borrowings and debentures	—	98,397	38,981	137,378	—	—	137,378
Leases	2,785	824	—	824	—	—	3,609
Derivative financial instruments	1,253	—	—	—	—	—	1,253
Trade payables	1,769	207	40	247	—	—	2,016
Employee benefits payables	24,246	—	—	—	—	—	24,246
Income tax payables	614	3	5	8	—	—	622
Other taxes payable	115,593	9	1,251	1,260	—	(11,544)	105,309
Dividends payable	216,929	—	241	241	(148,271)	—	68,899
Payables to related parties	318,535	4,844	407	5,251	(12,483)	—	311,303
Other current liabilities	107,502	7,902	992	8,894	—	—	116,396
Total current liabilities	789,226	112,186	41,917	154,103	(160,754)	(11,544)	771,031

Loans, borrowings and debentures	—	4,124,973	1,719,992	5,844,965	—	—	5,844,965
Leases	24,930	8,887	—	8,887	—	—	33,817
Preferred shareholders payable in subsidiaries	389,585	—	—	—	—	—	389,585
Derivative financial instruments	110,554	—	—	—	—	—	110,554
Other taxes payable	140,978	—	—	—	—	—	140,978
Provision for legal proceedings	309,484	—	—	—	—	—	309,484
Provision for uncovered liability of associates	432,350	—	—	—	—	—	432,350
Payables to related parties	7,499,128	47,771	—	47,771	—	—	7,546,899
Post-employment benefits	155	—	—	—	—	—	155
Other non-current liabilities	288,658	—	—	—	—	—	288,658
Total non-current liabilities	9,195,822	4,181,631	1,719,992	5,901,623	—	—	15,097,445
Total liabilities	9,985,048	4,293,817	1,761,909	6,055,726	(160,754)	(11,544)	15,868,476

Shareholders' equity
Share capital	5,727,478	5,328	2,284,893	2,290,221	(1,651,846)	—	6,365,853
Reserves and other components of equity	4,955,839	5,168,247	216,650	5,384,897	(7,110,071)	(313,758)	2,916,907
	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760
Equity attributable to:
Owners of the Company	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760
Total shareholders' equity	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760

Total shareholders' equity and liabilities	20,668,365	9,467,392	4,263,452	13,730,844	(8,922,671)	(325,302)	25,151,236

24

 Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Consolidated

Open Balance (March 1st, 2021)

		Incorporated companies
	Cosan S.A. Consolidated	Cosan Limited Corporate (i)	Cosan Logística Consolidated	Total incorporated assets	Elimination	Adjustments	Cosan S.A. post-reorganization
Assets					1.1.2(a)	1.1.2(b)
Cash and cash equivalents	4,367,675	356,410	7,769,445	8,125,855	—	—	12,493,530
Marketable securities	1,686,029	327	3,025,185	3,025,512	—	—	4,711,541
Trade receivables	1,639,123	305	617,546	617,851	—	—	2,256,974
Derivative financial instruments	182,922	—	82,191	82,191	—	—	265,113
Inventories	659,485	8	255,042	255,050	—	—	914,535
Receivables from related parties	205,383	36	36,451	36,487	(12,481)	—	229,389
Income tax receivable	169,644	7	98,343	98,350	—	—	267,994
Other current tax receivable	372,525	172	345,539	345,711	—	—	718,236
Dividends receivable	77,561	148,271	6,322	154,593	(148,271)	—	83,883
Sectorial financial assets	216,488	—	—	—	—	—	216,488
Other financial assets	804,256	—	—	—	—	(734,903)	69,353
Other current assets	294,606	1,955	264,994	266,949	—	—	561,555
Total current assets	10,675,697	507,491	12,501,058	13,008,549	(160,752)	(734,903)	22,788,591

Trade receivables	19,476	—	6,303	6,303	—	—	25,779
Restricted cash	—	—	29,835	29,835	—	—	29,835
Deferred tax assets	631,987	33	1,350,121	1,350,154	—	—	1,982,141
Receivables from related parties	207,905	—	94,473	94,473	(47,770)	—	254,608
Income taxes receivable	309	—	40,707	40,707	—	—	41,016
Other non-current tax receivable	168,666	—	782,580	782,580	—	—	951,246
Judicial deposits	551,833	—	328,984	328,984	—	—	880,817
Derivative financial instruments	3,311,933	183,426	2,346,374	2,529,800	—	—	5,841,733
Contract asset	655,680	—	—	—	—	—	655,680
Other non-current assets	235,161	2	57,726	57,728	—	—	292,889
Investments in subsidiaries and associates	331,005	8,758,462	49,953	8,808,415	(9,087,580)	329,118	380,958
Investments in joint venture	7,613,457	—	—	—	—	—	7,613,457
Property, plant and equipment	424,651	4,335	14,032,909	14,037,244	—	—	14,461,895
Intangible assets and goodwill	10,184,202	15,159	7,226,616	7,241,775	—	—	17,425,977
Right-of-use assets	83,664	8,853	7,809,397	7,818,250	—	—	7,901,914
Total non-current assets	24,419,929	8,970,270	34,155,978	43,126,248	(9,135,350)	329,118	58,739,945
Total assets	35,095,626	9,477,761	46,657,036	56,134,797	(9,296,102)	(405,785)	81,528,536

(i)       Comprise the companies directly controlled by Cosan Limited, except Cosan S.A. and Cosan Logística.

25

             Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

		Incorporated companies
	Cosan S.A. Consolidated	Cosan Limited Corporate (i)	Cosan Logística Consolidated	Total incorporated assets	Elimination	Adjustments	Cosan S.A. post-reorganization
Liabilities					1.1.2(a)	1.1.2(b)
Loans, borrowings and debentures	842,781	98,420	2,318,462	2,416,882	—	—	3,259,663
Leases	11,867	1,068	510,047	511,115	—	—	522,982
Derivative financial instruments	146,261	—	—	—	—	—	146,261
Trade payables	1,813,517	1,335	566,273	567,608	—	—	2,381,125
Employee benefits payables	214,941	1,782	154,262	156,044	—	—	370,985
Income tax payables	331,264	580	245,826	246,406	—	—	577,670
Other taxes payable	375,996	10	33,092	33,102	—	(11,544)	397,554
Dividends payable	285,209	—	10,267	10,267	(148,271)	—	147,205
Concessions payable	—	—	159,330	159,330	—	—	159,330
Payables to related parties	304,021	5,786	188,971	194,757	(12,483)	—	486,295
Sectorial financial liabilities	93,244	—	—	—	—	—	93,244
Other financial liabilities	120,247	—	361,494	361,494	—	—	481,741
Other current liabilities	229,603	9,289	298,692	307,981	—	—	537,584
Total current liabilities	4,768,951	118,270	4,846,716	4,964,986	(160,754)	(11,544)	9,561,639

Loans, borrowings and debentures	14,091,982	4,125,001	20,275,636	24,400,637	—	—	38,492,619
Leases	67,882	9,097	2,430,749	2,439,846	—	—	2,507,728
Preferred shareholders payable in subsidiaries	389,585	—	—	—	—	—	389,585
Derivative financial instruments	110,554	—	—	—	—	—	110,554
Other taxes payable	146,539	—	2,112	2,112	—	—	148,651
Provision for legal proceedings	890,189	—	497,574	497,574	—	—	1,387,763
Concessions payable	—	—	2,849,861	2,849,861	—	—	2,849,861
Payables to related parties	—	47,771	—	47,771	(47,771)	—	—
Post-employment benefits	733,047	—	57	57	—	—	733,104
Deferred tax liabilities	1,326,171	—	1,988,261	1,988,261	—	(80,483)	3,233,949
Sectorial financial liabilities	499,016	—	—	—	—	—	499,016
Deferred revenue	—	—	42,100	42,100	—	—	42,100
Other non-current liabilities	694,781	—	64,680	64,680	—	—	759,461
Total non-current liabilities	18,949,746	4,181,869	28,151,030	32,332,899	(47,771)	(80,483)	51,154,391
Total liabilities	23,718,697	4,300,139	32,997,746	37,297,885	(208,525)	(92,027)	60,716,030

Shareholders' equity
Share capital	5,727,478	5,328	2,284,893	2,290,221	(1,651,846)	—	6,365,853
Reserves and other components of equity	4,955,839	5,168,247	216,650	5,384,897	(7,110,071)	(313,758)	2,916,907
	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760
Equity attributable to:
Owners of the Company	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760
Non-controlling interests	693,612	4,047	11,157,747	11,161,794	(325,660)	—	11,529,746
Total shareholders' equity	11,376,929	5,177,622	13,659,290	18,836,912	(9,087,577)	(313,758)	20,812,506

Total shareholders' equity and liabilities	35,095,626	9,477,761	46,657,036	56,134,797	(9,296,102)	(405,785)	81,528,536

(i)                    Comprise the companies directly controlled by Cosan Limited, except Cosan S.A. and Cosan Logística.

26

            Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

1.1.2 Adjustments and assumptions used

The financial information was prepared and presented based on the individual and consolidated balances and the adjustments were determined following Management's assumptions and best estimates that include the following adjustments:

(a) Elimination

The consummate operation was an intra-group reorganization, in which: (1) it involved only entities that are under common control; and (2) all the entities involved were already presented at Cosan Limited on a consolidated basis. As a result, the investment balances that Cosan Limited held in Cosan Logística and Cosan S.A. were eliminated, as well as the effects of transactions between related parties.

(b) Adjustment of other financial assets

Cosan S.A. owned 40,065,607 shares of Rumo S.A., representing 2.16% of its shareholders' equity, and 477,196 shares of Cosan Logística, representing 0.10% of its shareholders' equity. These shares were recorded in the financial position as a financial asset, being measured at fair value through profit or loss, as Management considered trading these shares.

With the corporate reorganization, the financial asset, as well as its applicable taxes, was derecognized by R$734,903 and, consequently, an investment in subsidiary of R$329,118 was recorded. Additionally, the amount of R$313,758 was recognized in the capital reserve.

27

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

1.2 Recent developments and other events

                            1.2.1 Contribution of Comgás' control to Compass Gás e Energia S.A

On January 14, 2020, the Company contributed to the subsidiary Compass Gás e Energia S.A. (“Compass Gás e Energia”), all shares it held in Companhia de Gás de São Paulo - COMGÁS (“Comgás”), representing 103,699,333 common shares and 27,682,044 preferred shares equivalent to 99.15% of the total share capital of Comgás, for an amount of R$ 2,861,936 (note 8.1). The Shareholders' equity of December 31, 2019, was contributed and, therefore, on January 1, 2020, Compass Gás e Energia started to hold the control of Comgás.

                            1.2.2 Start in the commercialization business

On January 30, 2020, the Company acquired, through its subsidiary Compass Comercialização S.A. (formerly Comercializadora de Gás S.A., the control of Black River Participações Ltda. (“Black River”), Compass Comercializadora de Energia Ltda., Compass Geração Ltda. and Compass Energia Ltda. for an amount equivalent to R$99,385. The purpose of the investment is to enter the electricity and gas trading business (note 8.2.2).

                            1.2.3 New Gas and Energy segment

On March 9, 2020, Cosan S.A. announced the creation of the “Gas and Energy” segment. This segment will integrate the operations of Comgás, TRSP -  São Paulo LNG Regasification Terminal S.A. (Terminal de Regaseificação de GNL de São Paulo S.A) or “TRSP”, Rota 4 Participações S.A. (“Rota 4”) and Compass Comercialização S.A. (“Compass Comercialização”). The new gas and energy segment will be the vehicle through which the Company will develop the activities of (i) distribution of piped natural gas in part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors; (ii) sale of electricity and natural gas; (iii) infrastructure in a regasification terminal and offshore flow pipeline; and (iv) thermal generation through natural gas.

28

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

1.2.4 Cybersecurity Incident

On March 11, 2020, the Company and its subsidiaries and jointly controlled companies suffered a cyber-attack by ransomware that caused a partial and temporary interruption of their operations.

After the incident, the Company made significant investments in privacy, protection and security of information/cybernetics, both in technologies and in processes and hiring for the teams. As part of the actions, we take steps to combat access and misuse of our data, including more robust investigations and audits of our information technology systems. As a result of these efforts, we mitigate additional incidents of data misuse or other undesirable activities by third parties.

In addition, we performed an audit and forensic assessment of the attack suffered and did not identify any relevant impacts on the Company's and subsidiaries financial statements.

              1.2.5 Share buyback program

On March 16, 2020, the Company approved the common share buyback program (note 16.b). From October 2 to October 19, 2020, 2,149,600 common shares were repurchased in the amount of R$ 166,080.

              1.2.6 Proposal for the acquisition of 51% of Gaspetro

On October 26, 2020, the subsidiary Compass Gás e Energia presented, with the approval of its Board of Directors, a proposal in the competitive divestment process promoted by Petróleo Brasileiro S.A. – Petrobras for the sale of the 51% interest in the share capital of Petrobras Gás S.A. – Gaspetro (“Gaspetro”).

29

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

On July 28, 2021, Compass Gás e Energia entered into a share purchase and sale agreement for the acquisition of control of Gaspetro for the amount of R$2,030,000, to be paid at closing, subject to the adjustments provided for in the agreement.

The conclusion of the transaction is subject to the fulfillment of certain suspensive conditions, which include, but are not limited to, the observation of the period for exercising the preemptive right of other shareholders of Gaspetro and its investees and the approval by the competent bodies.

1.2.7 Renewal of license to use Shell trademark

              On May 20, 2021, Raízen entered into a renewal of the license agreement for the use of the "Shell" brand with Shell Brands International AG. With this renewal, Raízen S.A. keeps the right to use the "Shell" brand, in the fuel distribution sector and related activities in Brazil, for a minimum period of 13 years, which can be renewed in certain cases, upon compliance with certain conditions established in the contract.

1.2.8 Corporate reorganization in the Raízen S.A.

              On June 1, 2021, Raízen Combustíveis S.A. (“Raízen Combustíveis”) and Raízen Energia S.A. (“Raízen Energia”) contributed all common shares, as well as class A and D preferred shares, all shares issued by Raízen Energia, in a capital increase of Raízen Combustíveis (with the exception of two common shares that remained held one by each shareholder - Cosan Investimentos e Participações S.A. and Shell Brasil Holding BV (“Shell”), by their respective book equity value and without any impact on the accounting and income items. On this date Raízen Energia also redeemed all of its own class B preferred shares. As a result, Raízen Combustíveis became the holder of shares representing 100% of the capital stock of Raízen Energia (subject to the exception mentioned above) (“Raízen Reorganization”).

30

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

As a result of the corporate reorganization, Cosan S.A. and Shell terminated the Raízen Energia shareholders’ agreement and amended the Raízen Combustíveis shareholders’ agreement in order to adapt its terms and conditions to the new corporate situation.

With effect from June 2, 2021, the name of the Raízen Combustíveis S.A. was changed to Raízen S.A.

1.2.9 Initial public offering registration, or “IPO,” of Raízen S.A.

              On June 3, 2021, Raízen S.A., or “Raízen,” (formerly known as Raízen Combustíveis S.A.) filed the IPO registration statement on the Brazilian Securities Commission (Comissão de Valores Mobiliários), or “CVM.”

              On September 9, 2021, Raízen closed the IPO in which 906,712,350 preferred shares were subscribed at the price of R$7.40 per share, for a net amount of R$6,599,987 (R$6,709,671 capitalized less R$109,684 funding costs).

              See the effects determined in Raízen's IPO in note 9.

1.2.10 Acquisition of Biosev S.A. by Raízen

On August 10, 2021, the acquisition of all shares issued by Biosev S.A., or “Biosev”, by Raízen was concluded, with payment in the amount of R$4,581,899. This payment was used, in turn, to pay part of Biosev's financial debts, with the remaining balance of such debts of Biosev being paid with funds from a new financing contracted by Hédera Investimentos e Participações S.A., or “Hédera”. Also, as part of the transaction Hédera exercised the subscription bonus in amount of R$2,423,944, adjusted to market value on the transaction date by the amount of R$76,663, totaling R$2,347,281, issued at the Company's general meeting held on June 1, 2021, becoming holder of 330,602,900 preferred shares issued by Raízen, representing approximately 3.22% of its capital.

31

 Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Biosev's main activities are the production, processing and sale of rural and agricultural products, mainly sugarcane and its derivatives, generation and sale of energy as well, as derivatives from energy cogeneration.

This business combination is in line with Raízen's strategy of leading the transformation of the energy matrix with its own technology, by expanding the crushing capacity and increasing the share of renewable products in our portfolio.

See the calculated effects of Raízen in note 9.

1.2.11 Investment agreement in the subsidiary Compass Gás e Energia S.A.

On May 31, 2021, the subsidiary Compass Gás e Energia S.A. entered into an investment agreement with Atmos Ilíquidos 1 Fundo de Investimento em Ações, Atmos Master Fundo de Investimento em Ações, Manzat Inversiones Auu S.A. and Ricardo Ernesto Correa da Silva  (together “Investors”), through which the Investors agreed to jointly subscribe 30,853,032 preferred shares issued by Compass Gás e Energia S.A. (“Compass”), representing 4.68% of the capital stock, through the Compass contribution of R$810,000.

In compliance with one of the conditions precedent, on August 12, 2021, Compass Gás e Energia was registered at B3.

32

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The investment agreement was concluded with the financial settlement carried out by the Investors on August 27, 2021.

On September 4, 2021, the Compass entered into a second investment agreement with Bradesco Vida e Previdência S.A. (“Bradesco”), BC Gestão de Recursos Ltda., Prisma Capital Ltda. and Nucleus Capital Ltda., with the subscription of R$1,440,000 and the issue of new preferred shares, representing 7.68% of share capital.

On September 10, 2021, the first financial settlement of the investment made by Bradesco was concluded, via capital increase in Compass in the amount of R$810,015 through the issuance of new preferred shares representing 4.47% of the share capital

On October 29, 2021, the remaining settlement of the investment was carried out, in the total amount of R$630,000, which is part of the second round of investments via a private transaction to increase capital. As a result, Compass Gás e Energia increased its capital by R$23,996, through the issuance of 23,996,342 class B preferred shares, all registered, book-entry and without par value, at the issue price of R$26.25 per share. The total sum of contributions was R$2,250,015.

See transaction details in note 8.1.

              1.2.12 Rumo Malha Central S.A.: Start of railroad operations

In February 2021, Rumo Malha Central S.A., or “Rumo Malha Central”, started its logistic rail service. The operations began with rail connecting between operations of Rumo Malha Paulista S.A., or “Rumo Malha Paulista” and Rumo Malha Norte S.A. or “Rumo Malha Norte.”

33

 Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

              1.2.13 Acquisition of TUP Porto São Luis S.A.

On August 23, 2021, the Company, through its subsidiary Atlântico Participações Ltda. (“Atlântico”), entered into a binding proposal for the acquisition of 100% of TUP Porto São Luis S.A. (“Porto São Luis”) for the amount of R$720,000.

On November 3, 2021, the Company concluded the acquisition of the minority interest for the price of R$393,579.

On February 11, 2022 (“Acquisition Date”), the acquisition of the remaining shares of 51% of the capital of Porto São Luís was concluded, for the amount of R$411,224, with the transfer of control, held by São Luís Port Company SARL, a company of the China Communications Construction Company Limited (“CCCC”) group. The total amount paid for both transactions was R$804,803.

The acquisition generated preliminary goodwill in the amount of R$417,028 resulting from the acquisition of Porto that could not be recognized separately.

With the conclusion of this stage, the Company now holds 100% of the equity interest in Porto.

              1.2.14 Acquisition of additional interest in Group Radar

On September 20, 2021, the Company entered into a Share Purchase Agreement with Mansilla Participações Ltda. (“Mansilla”, vehicle of the investment fund TIAA - Teachers Insurance and Annuity Association of America), for the acquisition of an additional interest to that already held by the Company in Grupo Radar (“Radar”). The transaction was completed on November 3, 2021, as detailed in Note 8.2.1.

34

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

              1.2.15 Acquisition of Brado's interest

On September 10, 2021, the subsidiary Rumo definitively ended the existing arbitration procedure with the non-controlling shareholders of Brado Logística e Participações S.A. (Logística Brasil – Fundo de Investimento e Participações, Dimitrio Markakis and Deminvest Empreendimentos e Participações), acquiring 2,000 shares, the which represents 15.42% of the capital stock, for R$388,739, increasing its interest to 77.65%.

              1.2.16 Rumo Malha Norte extension project

On September 19, 2021, the subsidiary Rumo Malha Norte signed the Adhesion Agreement, with the State of Mato Grosso, for the construction, operation, exploration and conservation Project, by means of authorization, under the regime of private law, at its own risk, a railroad that independently connects the Rondonópolis/MT road-rail terminal to Cuiabá/MT and Lucas do Rio Verde/MT.

              1.2.17 São Paulo Regasification Terminal

On August 3, 2021, the start of construction of São Paulo Regasification Terminal (Terminal de Regaseificação de São Paulo or “TRSP” or “Project”) located at Porto de Santos was approved. TRSP will have a nominal licensed regasification capacity of 14 million m³/day and storage of 173,000 m³ of liquefied natural gas (“LNG”). The estimated time for construction is 20 months.

35

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

              1.2.18 Anticipation of obligations with preferred shareholders and termination of Cosan Investimentos e Participações S.A.

On September 1, 2021, Cosan S.A anticipated the payment of obligations with non-controlling preferred shareholders of Cosan Investimentos e Participações S.A (“CIP”) for the amount of R$182,373.

On December 1, 2021, CIP was merged into the Company. Considering that CIP's net assets were represented by the investment in Raízen S.A., the effect on Cosan was a reclassification between the lines of “Investments in subsidiaries and associates” to “investment in joint venture”.

1.2.19 Cosan Investimentos

On August 23, 2021, Cosan started a new investment strategy, through a new vehicle of the group – Cosan Investimentos. In which, through a structure of investment funds, it will invest in new businesses with its own resources and, eventually, also from third parties.

On December 29, 2021, Cosan contributed all the shares it held in the companies acquired from Radar, note 1.2.14, equivalent to 50% of the share capital, in the amount of R$2,115,554 to Verde Pinho Fundo de Investimento em Participações Multiestratégia (“FIP Verde Pinho”). FIP Verde Pinho is an exclusive investment fund, present in the structure of Cosan Investimentos, in which Cosan owns 100% of the shares issued through its participation in the multimarket investment fund Violeta Fundo de Investimento Multimercado Crédito Privado (“FIM Violeta”).

1.2.20 Acquisition of control of Sulgás by the Compass e Energia

On October 22, 2021, Compass Gás e Energia, through its wholly-owned subsidiary Compass Um Participações S.A. (“Compass Um”), participated in Auction No. B3 S.A., for the acquisition of 51% of the capital stock of Companhia de Gás do Estado do Rio Grande do Sul (“Sulgás”), owned by the Government of the State of Rio Grande do Sul (“Transaction”), having submitted the bid Auction winner.

36

 Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Sulgás is the distributor of piped natural gas in the State of Rio Grande do Sul and operates this service exclusively through a concession model valid until August 2044. Its distribution network totals approximately 1,400 km, serving more of 68 thousand customers in 42 municipalities, with a distributed volume of 2 million m3/day.

The preliminary goodwill in the amount of R$873,512 resulting from the acquisition comprises the amount of the concession right that could not be recognized separately. The goodwill is allocated in its entirety to the concession right recorded in intangible.

The 49% minority interest recognized on the Acquisition Date was measured based on the fair value of the minority interest and totaled R$917,784.

1.2.21 Tax Optimization with ExxonMobil

On October 19, 2021, under the Amendment to the Sale and Purchase of Member Interests, the Company and ExxonMobil International Holdings BV agreed on the payment made by Cosan Lubrificantes e Especialidades S.A. ("CLE") of R$208,118 related to tax credits granted during the Tax Optimization Program that CLE has entered into. CLE has now the full right of these tax credits.

37

 Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

1.3 Covid-19

During the year ended on December 31, 2021, the Company, its subsidiaries and jointly controlled companies continue to monitor the evolution of the COVID-19 pandemic in Brazil and worldwide, in order to take preventive measures to minimize the spread of the virus, ensure continuity of operations and safeguard the health and safety of our employees and partners. The response to the pandemic has been effective in limiting the impacts on our operational facilities, employees, supply chain and logistics.

On December 31, 2021, the Company had positive consolidated working capital of R$14,336,147 (R$5,021,286 on December 31, 2020), cash and cash equivalents and marketable securities of R$20,546,826 (R$6,885,623 on December 31, 2020), and profit for the year ended on December 31, 2021 of R$6,350,776 (profit for the year ended on December 31, 2020 of R$908,814).

Our covenants are assessed monthly for our need to generate sufficient cash flows to meet indebtedness and our ability to meet the covenants contained in the contracts that govern our indebtedness. Until December 31, 2021, the Company and its subsidiaries have been complying with all restrictive financial clauses.

Considering the level of interest rates in Brazil and in the locations of our subsidiaries, we consider that despite the short-term fluctuations in some macroeconomic assumptions due to the impacts of the COVID-19 pandemic, our weighted average cost of capital should not undergo material changes.

The Company assessed the circumstances that could indicate impairment of its non-financial assets and concluded that there were no changes in the circumstances that would indicate an impairment loss. Our tax recovery projections are based on the same scenarios and assumptions used in the impairment assessment.

38

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Losses due to the non-recoverability of financial assets were calculated based on the credit risk analysis, which includes the history of losses, the individual situation of the customers, the situation of the economic group to which they belong, the real guarantees for debts and macroeconomic indicators and is considered on December 31, 2021, sufficient to cover possible losses on the amounts receivable, in addition to a prospective assessment that consider the change or expected change in economic factors that affect the expected credit losses, which will be determined based on weighted probabilities and measured at an amount equal to the expected credit loss for life.

The credit quality of accounts receivable falling due is considered adequate, and the amount of the effective risk of possible losses in accounts receivable from customers is presented as losses due to the non-recoverability of financial assets.

Our inventories are composed, substantially, of lubricants, base oil and materials for the construction of gas pipelines, which are products that are do not expire or have a long duration and, therefore, we do not observe indicators of obsolescence or impairment.

To date, there have been no changes in the scope of the Company's leases, including adding, terminating, extending and reducing the contractual term of the lease. Also, there was no change in the consideration for the leases that we are lessees and lessors.
2 Statement of compliance

These individual and consolidated financial statements have been prepared and are being presented in accordance with accounting practices adopted in Brazil, which include the Brazilian Corporate Law, the rules of the Brazilian Securities Commission (CVM) and the pronouncements of the Accounting Pronouncements Committee (CPC), as well as International Accounting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

39

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The presentation of the individual and consolidated Value Added Statements (“VAS”) is required by Brazilian Corporate Law and the accounting practices adopted in Brazil applicable to publicly traded companies CPC 09 - Statement of Value Added. IFRS does not require the presentation of this statement. As a result, under IFRS, this statement is presented as supplementary information, without prejudice to the set of financial statements.

The relevant information in the financial statements, and only them, are being disclosed and that correspond to those used by management in its management.

These financial statements were authorized for issuance by Board of Directors on February 18, 2022.

3 Accounting policies

Accounting policies are included in the notes, except those described below:

3.1 Functional and presentation currency

The individual and consolidated financial statements are presented in Brazilian Reais, which is the functional currency of the Company, its subsidiaries and the joint venture, located in Brazil, as it is the currency of the primary economic environment in which they operate, generate and consume resources. The main functional currencies of subsidiaries located outside Brazil are the US dollar, Euro or Pound Sterling. All balances have been rounded to the nearest thousand, unless otherwise indicated.

Monetary assets and liabilities denominated and calculated in foreign currencies on the balance sheet date are reconverted to the functional currency at the exchange rate on that date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are reconverted to the functional currency at the exchange rate on the date the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate on the transaction date. Foreign currency differences resulting from translation are generally recognized in profit or loss.

40

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Assets and liabilities arising from foreign operations, including goodwill and fair value adjustments resulting from the acquisition, are translated into Brazilian Reais using the exchange rates at the balance sheet date. Revenues and expenses from foreign operations are translated into Brazilian Reais using exchange rates on the transaction dates.

Foreign currency differences are recognized and presented in other comprehensive income in shareholders' equity. However, if the foreign operation is a non-wholly owned subsidiary, then the relevant proportion of the translation difference is allocated to non-controlling interests. When a foreign operation is disposed of such control, loss or significant influence is lost, the accumulated amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

The following table sets forth the exchange rate, expressed in reais (R$) per US dollar (US$), pound sterling (£) and euro (€) for the years indicated, as reported by the Central Bank of Brazil (“BACEN”):

Currency	December 31, 2021	December 31, 2020
United States Dollar (US$)	5.58	5.20
Pound Sterling (£)	7.92	7.10
Euro (€)	6.55	6.38

3.2 Use of judgments and estimates

The preparation of the financial statements requires the Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

41

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Underlying estimates and assumptions are continuously reviewed and prospectively recognized, when applicable. Information on critical judgments, assumptions and estimates of uncertainties in the application of accounting policies that have the most significant effect on the amounts recognized in the financial statements is included in the following notes:

  Note 5.3 – Trade receivables
  Note 5.8 – Leases
  Note 5.9 – Sector financial assets and liabilities
  Note 5.11 – Recognized fair value measurements
  Note 9 – Investments in joint venture
  Notes 10.1 e 10.2 – Property, plant and equipment, intangible assets and goodwill
  Note 10.5 – Investment properties
  Note 11 – Commitments
  Note 14 – Income tax
  Note 15 – Provision for legal proceedings
  Note 22 – Post-employment benefits
  Note 23 – Share-based payments

4 Segment information

The following segment information is used by Company’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions regarding the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. The Company evaluates the performance of its operating segments based on the measure of Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”).

42

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Reported segments:

  Raízen: fuel distribution and marketing, primarily through a franchised network of service stations under the Shell brand throughout Brazil, petroleum refining, fuel retailer operation, convenience store business, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina; in addition to the production and marketing of a variety of products derived from sugarcane, including raw sugar (Very High Polarization, or “VHP”), anhydrous and hydrated ethanol, activities related to energy cogeneration from sugarcane bagasse, and sale of electricity, comprising the purchase and sale of electricity to other traders. In addition, this segment has interests in companies involved in research and development of new technologies;

  Gas and Energy: its main activities are: (i) distribution of piped natural gas in part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors; and (ii) the sale of electricity, comprising the purchase and sale of electricity to other traders, to consumers who have a free choice of supplier and to other agents permitted by law, (iii) other investments in the development process and corporate activities, including, Rota 4 and Edge II - Empresa de Geração de Energia S.A.;

  Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the “Comma” trademark and corporate activities;

  Logistics: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railroad equipment. The results of the Logistics segment were consolidated as of March 1, 2021 as a result of the corporate reorganization, as detailed in Note 1.1;

43

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

  Cosan Investimentos: management of agricultural properties, mining and logistics projects and investment in the Climate Tech Fund, a fund managed by Fifth Wall, specializing in technological innovation.; and

Reconciliation:

  Cosan Corporate: digital wallet platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Although, Raízen S.A. is a joint venture recorded under the equity method and is not proportionally consolidated, senior management continues to review the information by segment. The reconciliation of these segments is presented in the column “Deconsolidation of jointly controlled company”.

With the corporate reorganization of Raízen S.A., as per note 1.2.8, the Company reassessed its operating segments and began to disclose Raízen as a single segment. Due to this Company reassessment the corresponding information from previous periods is being restated.

44

 Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	December 31, 2021
	Reported segments					Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics	Cosan Investments (ii)	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of profit or loss:
Gross sales	188,825,984	15,711,939	7,697,074	6,925,628	32,695	4,973	(188,825,984)	(50,538)	30,321,771
Domestic market (i)	182,035,680	15,711,939	7,021,757	6,588,282	32,695	4,973	(182,035,680)	(50,538)	29,309,108
External market (i)	6,790,304	—	675,317	337,346	—	—	(6,790,304)	—	1,012,663
Net sales	175,047,270	12,330,209	6,112,457	6,479,031	31,502	4,489	(175,047,270)	(50,538)	24,907,150
Cost of sales	(163,367,574)	(9,200,224)	(4,808,643)	(4,605,187)	—	(4,533)	163,367,574	50,538	(18,568,049)
Gross profit	11,679,696	3,129,985	1,303,814	1,873,844	31,502	(44)	(11,679,696)	—	6,339,101
Selling expenses	(3,882,690)	(125,412)	(551,520)	(32,533)	—	(6,745)	3,882,690	—	(716,210)
General and administrative expenses	(1,788,180)	(1,057,249)	(269,810)	(405,414)	(6,499)	(314,841)	1,788,180	—	(2,053,813)
Other income (expenses), net	717,792	25,569	23,414	(64,189)	21,017	381,629	(717,792)	—	387,440
Interest in earnings of associates	(43,534)	—	—	11,791	—	2,006,200	43,534	(1,888,832)	129,159
Interest in earnings of joint venture	—	—	—	—	—	4,590,631	—	—	4,590,631
Finance results, net	(1,967,124)	(289,616)	(63,797)	(1,330,736)	3,199	(1,095,334)	1,967,124	—	(2,776,284)
Finance expense	(1,606,724)	(900,783)	(61,870)	(1,086,354)	(51)	(978,031)	1,606,724	—	(3,027,089)
Finance income	580,266	703,204	58,071	375,941	3,250	94,484	(580,266)	—	1,234,950
Foreign exchange, net	(1,076,722)	(60,953)	(66,118)	(11,761)	—	(469,822)	1,076,722	—	(608,654)
Derivatives	136,056	(31,084)	6,120	(608,562)	—	258,035	(136,056)	—	(375,491)
Income tax (expense)benefit	(1,350,252)	59,360	(147,138)	(13,765)	(4,215)	556,510	1,350,252	—	450,752
Profit for the year	3,365,708	1,742,637	294,963	38,998	45,004	6,118,006	(3,365,708)	(1,888,832)	6,350,776
Profit (loss) attributable to:
Owners of the Company	3,379,014	1,650,725	205,139	10,465	22,502	6,123,217	(3,379,014)	(1,888,832)	6,123,216
Non-controlling interests	(13,306)	91,912	89,824	28,533	22,502	(5,211)	13,306	—	227,560
	3,365,708	1,742,637	294,963	38,998	45,004	6,118,006	(3,365,708)	(1,888,832)	6,350,776
Other select data
Depreciation and amortization	6,393,642	559,994	96,852	1,548,289	39	16,362	(6,393,642)	(2)	2,221,534
EBITDA	13,076,726	2,532,887	602,750	2,931,788	46,059	6,673,192	(13,076,726)	(1,888,834)	10,897,842
Additions to PP&E, intangible and contract assets	5,282,100	1,269,886	42,536	2,746,692	278	8,201	(5,282,100)	—	4,067,593

Reconciliation of EBITDA
Profit for the year	3,365,708	1,742,637	294,963	38,998	45,004	6,118,006	(3,365,708)	(1,888,832)	6,350,776
Income tax and (expense) benefit	1,350,252	(59,360)	147,138	13,765	4,215	(556,510)	(1,350,252)	—	(450,752)
Finance results, net	1,967,124	289,616	63,797	1,330,736	(3,199)	1,095,334	(1,967,124)	—	2,776,284
Depreciation and amortization	6,393,642	559,994	96,852	1,548,289	39	16,362	(6,393,642)	(2)	2,221,534
EBITDA	13,076,726	2,532,887	602,750	2,931,788	46,059	6,673,192	(13,076,726)	(1,888,834)	10,897,842

(i)                    Domestic markets: sales within the countries where each entity is located; external markets: sales export.

(ii)                   The results of the Cosan Investimentos segment were consolidated as of November 1, 2021, as detailed in Note 8.2.

45

        Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	December 31, 2020 (restated)
	Reported segments			Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of profit or loss:
Gross sales	127,832,718	12,024,615	5,588,754	49	(127,832,718)	—	17,613,418
Domestic market (i)	117,788,563	12,024,615	3,851,554	49	(117,788,563)	—	15,876,218
External market (i)	10,044,155	—	1,737,200	—	(10,044,155)	—	1,737,200
Net sales	118,049,722	9,093,170	4,415,575	42	(118,049,722)	—	13,508,787
Cost of sales	(110,800,498)	(6,434,189)	(3,380,304)	(1,585)	110,800,498	—	(9,816,078)
Gross profit	7,249,224	2,658,981	1,035,271	(1,543)	(7,249,224)	—	3,692,709
Selling expenses	(3,264,756)	(454,131)	(471,829)	(1,386)	3,264,756	—	(927,346)
General and administrative expenses	(1,263,733)	(577,475)	(229,672)	(199,478)	1,263,733	—	(1,006,625)
Other income (expenses), net	554,126	56,176	34,876	(19,278)	(554,126)	—	71,774
Interest in earnings of associates	(88,323)	—	—	1,043,984	88,323	(1,028,270)	15,714
Interest in earnings of joint venture	(87,567)	—	—	583,001	87,567	—	583,001
Finance results, net	(1,431,267)	(282,772)	(129,342)	(850,448)	1,431,267	—	(1,262,562)
Finance expense	(2,345,771)	(374,252)	(30,910)	(1,274,590)	2,345,771	—	(1,679,752)
Finance income	690,678	72,500	20,086	135,339	(690,678)	—	227,925
Foreign exchange, net	(3,821,462)	(150,227)	(161,636)	(1,300,662)	3,821,462	—	(1,612,525)
Derivatives	4,045,288	169,207	43,118	1,589,465	(4,045,288)	—	1,801,790
Income tax (expense)benefit	(537,004)	(460,312)	(87,941)	290,402	537,004	—	(257,851)
Profit for the year	1,130,700	940,467	151,363	845,254	(1,130,700)	(1,028,270)	908,814
Profit (loss) attributable to:
Owners of the Company	1,081,176	923,421	104,570	851,855	(1,081,176)	(1,027,988)	851,858
Non-controlling interests	49,524	17,046	46,793	(6,601)	(49,524)	(282)	56,956
	1,130,700	940,467	151,363	845,254	(1,130,700)	(1,028,270)	908,814
Other select data
Depreciation and amortization	5,059,239	500,714	108,687	13,683	(5,059,239)	—	623,084
EBITDA	8,158,210	2,184,265	477,333	1,418,983	(8,158,210)	(1,028,270)	3,052,311
Additions to PP&E, intangible and contract assets	3,159,415	1,006,881	29,658	15,963	(3,159,415)	—	1,052,502

Reconciliation of EBITDA
Profit for the year	1,130,700	940,467	151,363	845,254	(1,130,700)	(1,028,270)	908,814
Income tax and (expense) benefit	537,004	460,312	87,941	(290,402)	(537,004)	—	257,851
Finance results, net	1,431,267	282,772	129,342	850,448	(1,431,267)	—	1,262,562
Depreciation and amortization	5,059,239	500,714	108,687	13,683	(5,059,239)	—	623,084
EBITDA	8,158,210	2,184,265	477,333	1,418,983	(8,158,210)	(1,028,270)	3,052,311

(i)                    Domestic markets: sales within the countries where each entity is located; external markets: sales export.

46

        Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	December 31, 2021
	Reported segments					Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Logistics	Cosan Investments	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of financial position:
Cash and cash equivalents	5,034,788	3,562,358	1,059,866	9,448,193	7,468	2,096,245	(5,034,788)	—	16,174,130
Marketable securities	154,052	1,876,006	129,390	1,425,897	46,094	910,620	(154,052)	—	4,388,007
Trade receivables	7,618,176	1,427,720	605,928	503,316	207,761	1,128	(7,618,176)	—	2,745,853
Derivative financial instruments	11,805,548	358,456	26,513	1,674,821	—	2,673,136	(11,805,548)	—	4,732,926
Inventories	14,297,068	129,554	790,825	228,923	—	2	(14,297,068)	—	1,149,304
Sectorial financial assets	—	558,310	—	—	—	—	—	—	558,310
Other financial assets	261,412	—	466	—	319,728	(1)	(261,412)	—	320,193
Other current assets	12,545,650	340,909	298,004	747,308	13,470	1,599,793	(12,545,650)	(668,152)	2,331,332
Other non-current assets	8,562,180	1,370,964	246,934	3,197,105	354	2,180,558	(8,562,180)	(240,675)	6,755,240
Investments in associates	—	—	—	57,844	—	14,518,340	—	(13,796,117)	780,067
Investments in joint venture	1,317,720	—	—	—	—	10,936,663	(1,317,720)	—	10,936,663
Biological assets	3,106,744	—	—	—	—	—	(3,106,744)	—	—
Investment properties	—	—	—	—	3,886,696	—	—	—	3,886,696
Derivative financial instruments	2,941,390	684,970	21,011	1	—	—	(2,941,390)	—	705,982
Right-of-use assets	10,758,442	73,220	51,458	7,784,941	3,203	34,445	(10,758,442)	—	7,947,267
Property, plant and equipment	22,506,160	271,490	334,065	15,974,562	31	68,405	(22,506,160)	—	16,648,553
Intangible assets and goodwill	9,226,852	9,328,654	1,285,884	7,131,645	—	35,315	(9,226,852)	—	17,781,498
Loans, borrowings and debentures	(26,967,092)	(7,667,987)	(831,148)	(21,178,748)	—	(15,981,153)	26,967,092	—	(45,659,036)
Derivative financial instruments	(12,377,276)	(357,932)	—	(576,749)	—	(141,480)	12,377,276	—	(1,076,161)
Trade payables	(15,678,442)	(1,798,977)	(828,690)	(618,658)	(1,006)	(6,173)	15,678,442	—	(3,253,504)
Employee benefits payable	(788,948)	(104,404)	(132,158)	(255,963)	—	(60,466)	788,948	—	(552,991)
Sectorial financial liabilities	—	(1,372,283)	—	—	—	—	—	—	(1,372,283)
Other current liabilities	(9,591,918)	(472,592)	(349,967)	(1,384,611)	(48,739)	(1,384,091)	9,591,918	148,171	(3,491,829)
Leases	(10,685,524)	(63,752)	(53,436)	(3,106,883)	(3,253)	(40,358)	10,685,524	—	(3,267,682)
Other non-current liabilities	(8,647,572)	(1,771,568)	(368,788)	(6,034,881)	(193,601)	(2,691,341)	8,647,572	761,666	(10,298,513)
Total assets (net of liabilities) allocated by segment	25,399,410	6,373,116	2,286,157	15,018,063	4,238,206	14,749,587	(25,399,410)	(13,795,107)	28,870,022
Total assets	110,136,182	19,982,611	4,850,344	48,174,556	4,484,805	35,054,649	(110,136,182)	(14,704,944)	97,842,021

Shareholders' equity attributable to:
Equity attributable to owners of the Company	23,870,251	5,585,768	1,599,949	4,479,944	2,119,104	14,751,279	(23,870,251)	(13,795,107)	14,740,937
Non-controlling interests	1,529,159	787,348	686,208	10,538,119	2,119,102	(1,692)	(1,529,159)	—	14,129,085
Total shareholders' equity	25,399,410	6,373,116	2,286,157	15,018,063	4,238,206	14,749,587	(25,399,410)	(13,795,107)	28,870,022

47

             Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	December 31, 2020 (restated)
	Reported segments			Reconciliation			Consolidated
	Raízen	Gas and Energy	Moove	Cosan Corporate	Deconsolidated effects	Segments eliminations

Statement of financial position:
Cash and cash equivalents	3,422,828	1,899,533	936,345	1,778,175	(3,422,828)	—	4,614,053
Marketable securities	19,086	1,188,625	168,066	914,879	(19,086)	—	2,271,570
Trade receivables	4,265,294	1,121,612	483,227	—	(4,265,294)	—	1,604,839
Derivative financial instruments	6,064,604	517,181	28,463	2,581,774	(6,064,604)	—	3,127,418
Inventories	8,317,566	121,064	564,836	—	(8,317,566)	—	685,900
Sectorial financial assets	—	241,749	—	—	—	—	241,749
Other financial assets	160,600	—	69,126	779,695	(160,600)	—	848,821
Other current assets	5,761,106	276,139	146,166	1,211,108	(5,761,106)	(601,024)	1,032,389
Other non-current assets	5,225,978	169,905	398,796	1,566,400	(5,225,978)	(365,383)	1,769,718
Investments in associates	—	—	—	4,989,472	—	(4,655,767)	333,705
Investments in joint venture	1,305,790	—	—	7,988,208	(1,305,790)	—	7,988,208
Biological assets	1,073,582	—	—	—	(1,073,582)	—	—
Derivative financial instruments	2,860,658	686,690	9,248	—	(2,860,658)	—	695,938
Right-of-use assets	5,210,366	19,865	39,550	24,809	(5,210,366)	—	84,224
Property, plant and equipment	18,165,518	15,326	327,535	74,135	(18,165,518)	—	416,996
Intangible assets and goodwill	6,089,034	8,769,986	1,268,095	7,215	(6,089,034)	—	10,045,296
Loans, borrowings and debentures	(24,557,518)	(7,043,909)	(802,938)	(7,580,380)	24,557,518	—	(15,427,227)
Derivative financial instruments	(3,088,300)	(286,018)	(348)	(131,461)	3,088,300	—	(417,827)
Trade payables	(9,311,282)	(1,182,111)	(688,139)	(4,942)	9,311,282	—	(1,875,192)
Employee benefits payable	(534,376)	(74,543)	(96,192)	(25,146)	534,376	—	(195,881)
Sectorial financial liabilities	—	(565,911)	—	—	—	—	(565,911)
Other current liabilities	(4,094,274)	(662,779)	(290,827)	(673,340)	4,094,274	40,998	(1,585,948)
Preferred shareholders payable in subsidiaries	—	—	—	(387,044)	—	—	(387,044)
Leases	(4,734,766)	(10,320)	(41,299)	(28,144)	4,734,766	—	(79,763)
Other non-current liabilities	(5,208,482)	(1,856,161)	(554,141)	(2,235,324)	5,208,482	925,409	(3,720,217)
Total assets (net of liabilities) allocated by segment	16,413,012	3,345,923	1,965,569	10,850,089	(16,413,012)	(4,655,767)	11,505,814
Total assets	67,942,010	15,027,675	4,439,453	21,915,870	(67,942,010)	(5,622,174)	35,760,824

Shareholders' equity attributable to:
Equity attributable to owners of the Company	16,129,497	3,288,315	1,367,157	10,847,666	(16,129,497)	(4,655,473)	10,847,665
Non-controlling interests	283,515	57,608	598,412	2,423	(283,515)	(294)	658,149
Total shareholders' equity	16,413,012	3,345,923	1,965,569	10,850,089	(16,413,012)	(4,655,767)	11,505,814

48

 Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

4.1  Net revenue by segment

	December 31, 2021	December 31, 2020 (restated)
Reported segment

Raízen
Ethanol	27,464,271	19,625,060
Sugar	13,946,480	10,241,141
Gas	55,158,035	36,127,017
Diesel	71,828,092	46,967,219
Cogeneration	3,968,947	2,282,158
Other	7,288,547	2,807,127
Intercompany elimination (i)	(4,607,102)	—
	175,047,270	118,049,722
Gas and Energy
Natural gas distribution
Industrial	7,386,258	5,030,738
Residential	1,610,286	1,381,597
Cogeneration	637,489	389,732
Automotive	364,664	220,130
Commercial	448,615	350,760
Construction revenue	1,020,176	885,630
Other	242,226	59,104
	11,709,714	8,317,691

Electricity trading	620,495	775,479

Moove
Finished goods	5,088,102	3,891,551
Base oil	457,991	392,153
Services	566,364	131,871
	6,112,457	4,415,575
Logistics
North operations	4,518,982	—
South operations	1,624,084	—
Container operations	335,965	—
	6,479,031	—
Cosan Investments
Land lease	31,502	—
	31,502	—
Reconciliation
Cosan Corporate	4,489	42
Deconsolidated effects and eliminations	(175,097,808)	(118,049,722)
Total	24,907,150	13,508,787

49

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)	On June 1st, 2021, as detailed in the corporate reorganization Note (1.2.8), Raízen S.A. started to consolidate Raízen Energia and, therefore, the balances between the entities are presented net.

4.2 Information on geographical area

	Net sales		Other non-current assets
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

Brazil	21,571,783	11,170,964	12,551,261	5,321,148
Europe (i)	2,551,739	1,867,284	10,515	11,401
Latin America (ii)	632,235	360,798	6,320	24,684
North America	81,384	62,760	—	—
Asia and other	70,009	46,981	—	—
Total	24,907,150	13,508,787	12,568,096	5,357,233

Main countries:

i. England, France, Spain and Portugal; and

ii. Argentina, Bolivia, Uruguay and Paraguay.

4.3 Major Customers

Most of the cargo that Rumo S.A. transports is for the agricultural commodity industry, mainly corn, sugar, soy and their derivatives. Rumo's main clients are the exporting companies that participate in this market. As of December 31, 2021, net revenue from Rumo's five largest customers represented R$2,486,527, or 37.78% of Rumo’s total net operating revenue.

5 Financial assets and liabilities

Accounting policy

The Company initially measures a financial asset at its fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs, except those measured at amortized cost maintained within a business model with the objective to obtain contractual cash flows that meet the criteria of principal and interest only.

Debt financial instruments are subsequently measured at fair value through profit or loss, amortized cost or fair value through other comprehensive income.

The classification is based on two criteria: (i) the Company’s business model for managing assets; and (ii) whether the contractual cash flows of the instruments represent only payments of principal and interest on the principal amount outstanding.

The Company recognizes its financial assets at amortized cost for financial assets that are maintained within a business model in order to obtain contractual cash flows that meet the “Principal and Interest” criteria. This category includes trade receivables, cash and cash equivalents, receivables from related parties, other financial assets and dividends and interest on capital receivable.

Purchases or sales of financial assets that require the delivery of assets within a period established by regulation or convention in the market (regular trading) are recognized on the trade date, that is, the date on which the Company commits to buy or sell the asset.

No remeasurement of financial assets was carried out.

50

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

Financial liabilities are classified as measured at amortized cost or at fair value through profit or loss. A financial liability is classified as at fair value through profit or loss if it is classified as held-for-sale, it is a derivative or it is designated as such on initial recognition. Financial liabilities at fair value through profit or loss are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Other financial liabilities are subsequently measured at amortized cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognized in profit or loss.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when its terms are modified, and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value. Any gain or loss on derecognition is also recognized in profit or loss.

Financial assets and liabilities are as following:

		Parent Company		Consolidated
	Note	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	683,036	1,148,860	8,103,713	2,154,257
Marketable securities	5.2	893,087	788,965	4,388,007	2,271,570
Other financial assets	5.4	—	779,695	320,193	848,821
Derivate financial instruments	5.10	2,562,856	2,457,604	4,732,926	3,127,418
		4,138,979	5,175,124	17,544,839	8,402,066
Amortized cost
Cash and cash equivalents	5.1	1,035,041	407	8,070,417	2,459,796
Trade receivables	5.3	—	—	2,745,853	1,604,839
Restricted cash	5.2	31,181	—	58,990	—
Receivables from related parties	5.5	529,364	760,342	416,491	271,766
Sector financial assets	5.9	—	—	558,310	241,749
Dividends receivable	16	540,091	160,694	519,965	77,561
		2,135,677	921,443	12,370,026	4,655,711
Total		6,274,656	6,096,567	29,914,865	13,057,777
Liabilities
Amortized cost
Loans, borrowings and debentures	5.6	(8,164,256)	—	(25,444,437)	(8,590,199)
Trade payables	5.7	(4,506)	(4,066)	(3,253,504)	(1,875,192)
Consideration payable		—	—	(234,960)	(224,787)
Other financial liabilities (i)		—	—	(726,423)	(149,293)
Leases	5.8	(40,047)	(28,145)	(3,267,678)	(79,763)
Railroad concession payable	12	—	—	(3,054,248)	—
Payables to related parties	5.5	(7,700,429)	(7,374,879)	(287,609)	(150,484)
Preferred shareholders payable in subsidiaries		—	(387,044)	—	(387,044)
Dividends payable	16	(754,282)	(216,929)	(799,634)	(285,177)
Sector financial liabilities	5.9	—	—	(1,372,283)	(565,911)
Tax installments - REFIS	13	(194,228)	(193,353)	(200,664)	(199,586)
		(16,857,748)	(8,204,416)	(38,641,440)	(12,507,436)
Fair value through profit or loss
Loans, borrowings and debentures	5.6	—	—	(20,214,600)	(6,837,028)
Derivative financial instruments	5.10	(141,480)	(131,462)	(1,076,161)	(417,827)
		(141,480)	(131,462)	(21,290,761)	(7,254,855)
Total		(16,999,228)	(8,335,878)	(59,932,201)	(19,762,291)

51

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Financial assets and liabilities are as following:

		Parent Company		Consolidated
	Note	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	683,036	1,148,860	8,103,713	2,154,257
Marketable securities	5.2	893,087	788,965	4,388,007	2,271,570
Other financial assets	5.4	—	779,695	320,193	848,821
Derivate financial instruments	5.10	2,562,856	2,457,604	4,732,926	3,127,418
		4,138,979	5,175,124	17,544,839	8,402,066
Amortized cost
Cash and cash equivalents	5.1	1,035,041	407	8,070,417	2,459,796
Trade receivables	5.3	—	—	2,745,853	1,604,839
Restricted cash	5.2	31,181	—	58,990	—
Receivables from related parties	5.5	529,364	760,342	416,491	271,766
Sector financial assets	5.9	—	—	558,310	241,749
Dividends receivable	16	540,091	160,694	519,965	77,561
		2,135,677	921,443	12,370,026	4,655,711
Total		6,274,656	6,096,567	29,914,865	13,057,777
Liabilities
Amortized cost
Loans, borrowings and debentures	5.6	(8,164,256)	—	(25,444,437)	(8,590,199)
Trade payables	5.7	(4,506)	(4,066)	(3,253,504)	(1,875,192)
Consideration payable		—	—	(234,960)	(224,787)
Other financial liabilities (i)		—	—	(726,423)	(149,293)
Leases	5.8	(40,047)	(28,145)	(3,267,678)	(79,763)
Railroad concession payable	12	—	—	(3,054,248)	—
Payables to related parties	5.5	(7,700,429)	(7,374,879)	(287,609)	(150,484)
Preferred shareholders payable in subsidiaries		—	(387,044)	—	(387,044)
Dividends payable	16	(754,282)	(216,929)	(799,634)	(285,177)
Sector financial liabilities	5.9	—	—	(1,372,283)	(565,911)
Tax installments - REFIS	13	(194,228)	(193,353)	(200,664)	(199,586)
		(16,857,748)	(8,204,416)	(38,641,440)	(12,507,436)
Fair value through profit or loss
Loans, borrowings and debentures	5.6	—	—	(20,214,600)	(6,837,028)
Derivative financial instruments	5.10	(141,480)	(131,462)	(1,076,161)	(417,827)
		(141,480)	(131,462)	(21,290,761)	(7,254,855)
Total		(16,999,228)	(8,335,878)	(59,932,201)	(19,762,291)

52

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)	The balance substantially presented comes from the subsidiary Rumo, and refers to amounts that were advanced by its suppliers with financial institutions. As of December 31, the balance was R$576,786 (R$413,470 as of December 31, 2020). These operations had Banco Itaú and Banco Bradesco as counterparties, at an average rate of 10.60% p.a. (3.00% p.a. on December 31, 2020). The average payment term of these operations, is around 90 days.

5.1 Cash and cash equivalents

Accounting policy

Cash and cash equivalents comprise cash balances, call deposits and highly liquid short-term investments with maturities of three months or less from the acquisition date that are subject to an insignificant risk of change in their fair value.

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Cash and bank accounts	258	255	98,116	75,160
Savings account	525,249	—	2,594,723	986,379
Financial investments	1,192,570	1,149,012	13,481,291	3,552,514
	1,718,077	1,149,267	16,174,130	4,614,053

Financial investments include the following:

	Parent company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Investment fund
Repurchase agreements	683,036	856,078	1,680,328	1,671,802
Bank deposits certificates	—	292,782	6,423,385	474,910
Other	—	—	—	7,545
	683,036	1,148,860	8,103,713	2,154,257
Bank investments
Repurchase agreements	—	—	974,494	1,293,833
Bank deposits certificates	509,376	—	2,321,614	104,272
Other (i)	158	152	2,081,470	152
	509,534	152	5,377,578	1,398,257
	1,192,570	1,149,012	13,481,291	3,552,514

(i)	It substantially refers to investments in time deposits at Bradesco Cayman and Banco do Brasil London for the amounts of Rumo Luxemburgo, for the raising of Senior Notes (Bond) maturing in 2032, with weighted remuneration of 49 bps (0.47% per annum) on December 31, 2021.Itaú and Banco Bradesco as counterparties, at an average rate of 10.60% p.a. (3.00% p.a. on December 31, 2020). The average payment term of these operations, is around 90 days.

53

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The onshore financial investments are remunerated at rates around 100% of the interbank deposit certificate (Certificados de Depósitos Interbancários, or “CDI”) on December 31, 2021 (97% of CDI in December 31,2020) and offshore financial investments are remunerated at rates around 100% of Fed funds. See note 5.12 for more details regarding the sensitivity analysis on interest rate.

5.2 Marketable securities and restricted cash

Accounting policy

Marketable securities are measured and classified at fair value through profit or loss. The securities include all equity securities with a readily determinable fair value. Fair values for equity securities are deemed readily determinable if the securities are listed or if a current market value or fair value is available even without a direct listing (e.g. prices for shares in investment funds).

Restricted cash are measured and classified at amortized cost, both with the average maturity of government bonds between two and five years, however they can be promptly redeemed and are subject to an insignificant risk of change in value.

	Parent company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Marketable securities
Government security (i)	893,087	788,965	4,371,645	2,271,570
Bank deposits certificates	—	—	1,051	—
ESG Funds (ii)	—	—	15,311	—
	893,087	788,965	4,388,007	2,271,570

Current	893,087	788,965	4,372,696	2,271,570
Non-current	—	—	15,311	—
Total	893,087	788,965	4,388,007	2,271,570

Restricted cash
Securities pledged as collateral	31,181	—	58,990	—
	31,181	—	58,990	—

54

 Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)	Government securities have stated interest connected to Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia), or “SELIC”, with a return of approximately 100% of the CDI.
(ii)	On October 6, 2021, the Company invested in the Fifth Wall Climate Tech Fund, from the United States, as an investor and partner in a business that also gives preferential access to investments in startups developing carbon solutions. The investment is measured at fair value through profit or loss maturing in 5 years.

5.3 Trade receivables

Accounting policy

Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Company holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method.

To measure the expected credit losses, trade receivables have been grouped based on credit risk characteristics and days overdue. A loss allowance for expected credit losses is recognized in selling expense.

Expected loss rates are based on corresponding historical credit losses suffered in the period. Historical loss rates may be adjusted to reflect current and forward-looking information regarding macroeconomic factors that affect the customers’ ability to settle the receivables. The Company identified the interest rate implied in the agreement as the most relevant factor, and consequently adjusts historical loss rates based on the expected changes in this factor.

	Consolidated
	December 31, 2021	December 31, 2020
Domestic - Brazilian reais	1,810,867	1,049,890
Unbilled receivables (i)	975,588	667,793
Export – foreign currency	74,450	17,502
	2,860,905	1,735,185

Expected credit losses	(115,052)	(130,346)
	2,745,853	1,604,839

Current	2,580,776	1,585,708
Non-current	165,077	19,131
	2,745,853	1,604,839

(i)	Unbilled revenue refers to the part of the gas supply in the month, whose measurement and billing has not yet been carried out.

55

 Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The aging of trade receivables is as follows:

	Consolidated
	December 31, 2021	December 31, 2020
Not overdue	2,484,633	1,531,532
Overdue:
From 1 to 30 days	206,244	55,303
From 31 to 60 days	21,130	13,893
From 61 to 90 days	22,351	5,250
More than 90 days	126,547	129,207
Expected credit losses	(115,052)	(130,346)
	2,745,853	1,604,839

Changes in the expected credit losses are as follows:

Consolidated
At January 1, 2020	(114,921)
Provision / reversal	(31,910)
Write-off	16,485
At December 31, 2020	(130,346)
Corporate reorganization (Note 1.1)	(5,446)
Provision / reversal	(10,994)
Reversal	(340)
Write-off	32,074
At December 31, 2021	(115,052)

56

 Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.4 Other financial assets

Accounting policy

Investments in shares are measured at fair value through profit or loss and are equity instruments whose objective is to hold for trading.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not classified in any of the above categories. Available-for-sale financial assets are initially recorded at fair value plus any directly attributable transaction costs.

After initial recognition, these are measured at fair value and changes other than impairment losses and foreign currency differences on available-for-sale debt instruments are recognized in other comprehensive income and presented within equity. When an investment is written off, the result accumulated in other comprehensive income is transferred to income.

The Company's investments in equity securities and certain debt securities are classified as available-for-sale financial assets.

The balance of other financial assets is composed as following:

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Rumo S.A. shares (i)	—	770,862	—	770,862
Cosan Logística S.A. shares (i)	—	8,833	—	8,833
Tellus and Janus shares (ii)	—	—	319,727	—
Other financial assets (iii)	—	—	466	69,126
	—	779,695	320,193	848,821

Current	—	779,695	466	848,821
Non-current	—	—	319,727	—
	—	779,695	320,193	848,821

57

 Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)	With the corporate reorganization (Note 1.1), Cosan merged with Cosan Logística and started to consolidate Rumo, and the balances of shares previously recorded as financial assets started to be classified as investments in the individual financial statements as per Note 1.1.2(b).
(ii)	The subsidiary Radar Propriedades Agrícola S.A. holds investments in preferred shares issued by its related parties Tellus Brasil Participações S.A. (“Tellus”) and Janus Brasil Participações S.A. (“Janus”), which also buy, sell and rent investment properties. These investments represent 5% of the preferred shares issued by the Tellus and Janus companies. The Company and the other shareholders are entitled to receive 90% of the proposed annual dividends. Investments are redeemable when the entities sell the investment properties, which are valued on a quarterly basis, according to fair market value. Securities are classified as available-for-sale financial instruments at fair value through other comprehensive income.
(iii)	On March 31, 2020, Cosan Lubes Investments Limited (“CLI”) received R$ 65,478 due to the satisfaction of the precedent conditions on December 31, 2019, as provided for in the investment agreement between the Company and CVC Fund VII (“CVC”). On April 15, 2021, the updated amount of R$ 69,155 was liquidated, according to the line “Receipt of consideration asset” in the cash flow.

5.5 Related parties

Accounting policy

Commercial operations, involving related parties, are carried out at normal market prices. Financial and corporate transactions are carried out in accordance with the contracts established between the parties. Outstanding balances at year end are not guaranteed, are not subject to interest and are settled in cash. There were no guarantees given or received on any accounts receivable or payable involving related parties. At the end of each period, an analysis of the recovery of amounts and receivables is carried out and in this year no provision was recognized.

58

 Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

a)      Accounts receivable and payable with related parties

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Current asset
Commercial operations
Raízen Energia S.A. (i)	6,434	23,274	38,710	29,485
Rumo S.A.	3,930	4,289	—	8,388
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	—
Aguassanta Participações S.A.	2,956	837	2,956	837
Cosan Lubrificantes e Especialidades S.A.	12,007	5,741	—	—
Compass Gás e Energia S.A.	2,164	3,732	—	—
Payly Soluções de Pagamentos S.A	1,078	2,390	—	—
Raízen S.A. (i)	3,947	644	15,489	1,448
Other	2,492	9,190	361	8,601
	35,008	50,097	71,802	48,759
Financial operations
Raízen Energia S.A. (i)	8,933	21,141	8,933	21,141
Raízen S.A. (i)	45	—	45	—
Rio Minas Mineração S.A.	—	1,883	17,500	1,883
Cosan Lubrificantes e Especialidades S.A. (ii)	91,938	213,872	—	—
	100,916	236,896	26,478	23,024
Total current assets	135,924	286,993	98,280	71,783

Non-current assets
Commercial operations
Raízen S.A. (i)	—	—	47,732	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	64,286	—
	—	—	112,018	—
Corporate and financial operations
Raízen Energia S.A. (i)	205,957	155,175	205,958	155,175
Cosan Lubrificantes e Especialidades S.A. (ii)	187,483	318,174	—	—
Other	—	—	235	44,808
	393,440	473,349	206,193	199,983
Total non-current assets	393,440	473,349	318,211	199,983
Total assets	529,364	760,342	416,491	271,766

59

 Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Current liabilities
Commercial operations
Raízen Energia S.A. (i)	21,173	30,447	50,289	42,709
Raízen S.A. (i)	—	—	171,084	—
Rumo S.A.	295	571	—	704
Payly Soluções de Pagamentos S.A.	509	213	—	—
Other	1,475	45	6,365	53
	23,452	31,276	227,738	43,466

Corporate / financial operations
Raízen S.A. (i)	11,959	11,386	11,959	11,387
Cosan Lubrificantes e Especialidades S.A. (ii)	13,146	8,059	—	—
Cosan Overseas Limited	36,059	33,579	—	—
Cosan Luxembourg S.A.	131,797	103,643	—	—
Aldwych Temple Venture Capital Limited	39,975	—	—	—
Raízen Energia S.A. (i)	46,219	90,797	47,912	95,631
	279,155	247,464	59,871	107,018
Total current liabilities	302,607	278,740	287,609	150,484

Non-current liabilities
Corporate / financial operations
Cosan Lubrificantes e Especialidades S.A. (ii)	709,275	875,690	—	—
Cosan Luxembourg S.A. (iii)	3,870,077	3,603,911	—	—
Aldwych Temple Venture Capital Limited	8,688	—	—	—
Cosan Overseas Limited (iii)	2,809,782	2,616,538	—	—
Total non-current liabilities	7,397,822	7,096,139	—	—
Total liabilities	7,700,429	7,374,879	287,609	150,484

(i)	Current and non-current assets receivable from Raízen Energia and Raizen S.A. are, substantially, tax credits which will be reimbursed to the Company when realized. The preferred shares are used to Raízen reimburse Cosan, with preferential dividends, when the net operating loss is consumed in Raízen.
Current liabilities represent amounts owed to Raízen Energia and Raízen S.A. related to expenses regarding legal disputes and other liabilities, generated before the formation of joint venture, which are responsibility of Cosan S.A.
(ii)	On December 31, 2018, a contract for the assumption of rights and obligations between the Company and the subsidiary CLE was signed and assets and liabilities related to the fuel business were transferred from the acquisition of Esso Brasileira de Petróleo Ltda. (“Esso”) in 2008, which were not contributed to the formation of Raízen, a fact that generated an increase in the active and passive accounts of related parties of the Company in that year and which has been moved as the transactions are settled. This transfer of assets and liabilities does not impact the consolidated position of Company. nor the information by segment.
(iii)	These operations serve as a vehicle for the transfer of resources from the Company to the subsidiaries, which are the bondholders and who are responsible for honoring their obligations. The increases observed in these liability balances refer to the exchange rate variation, which affected the PPE (Export Prepayment) operations that we have today between the Companies and the subsidiaries Cosan Luxembourg S.A. and Cosan Overseas Limited.

60

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

b)     Related party transactions

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Revenue
Rumo S.A. (i)	—	—	10,636	37,887
Raízen Energia S.A.	—	—	340,314	27,779
Raízen S.A	—	—	178,291	35,410
Biosev S.A.	—	—	1,143	—
Shell Energy do Brasil Ltda.	—	—	23,605	—
	—	—	553,989	101,076
Purchase of goods / inputs / services
Raízen Energia S.A.	(15)	—	(31,494)	(5,296)
Raízen S.A. (ii)	(14)	(10)	(1,233,017)	(2,052)
	(29)	(10)	(1,264,511)	(7,348)
Shared (expenses) income
Rumo S.A (i)	3,593	4,870	842	4,870
Cosan Lubrificantes e Especialidades S.A.	3,374	3,823	—	—
Payly Soluções de Pagamentos S.A.	191	—	—	—
Compass Gas e Energia S.A.	1,581	—	—	—
Companhia de Gás de São Paulo - COMGÁS	689	—	—	—
Trizy - Sinlog Tec. em Logistica S.A.	175	—	175	—
Raízen Energia S.A.	(4,810)	(2,760)	(67,738)	(48,890)
	4,793	5,933	(66,721)	(44,020)

Financial result
Cosan Limited (i)	82	286	168	1,368
Cosan Luxembourg S.A.	(439,705)	(957,279)	—	—
Cosan Overseas Limited	(420,016)	(809,305)	—	—
Raízen S.A.	4,803	6,341	4,798	6,341
Aldwych Temple Venture Capital Limited	(893)	—	—	—
Other	4	—	41	—
	(855,725)	(1,759,957)	5,007	7,709
Total	(850,961)	(1,754,034)	(772,236)	57,417

(i)	Balances related to the months before the date of the corporate restructuring 1.1.
(ii)	The amount is related to the sale of fuel to the logistics segment.

61

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

c)      Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company’s key management personnel includes salaries, contributions to a post-employment defined benefit plan and share-based payment. We present below the Parent Company balance on December 31, 2021, as follows:

	December 31, 2021	December 31, 2020
Short-term benefits to officers and directors	38,034	26,643
Share-based payment transactions	36,777	6,105
	74,811	32,748

5.6 Loans, borrowings and debentures

Accounting policy

Borrowings are initially recognized at fair value, net of transaction costs. Borrowings are subsequently measured at amortized cost.

Borrowings are derecognized when the obligation specified in the contract is discharged, canceled or expires. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting exercise.

Financial guarantee contracts issued by the Business are initially measured at their fair values and, if not designated as at fair value through profit or loss, are subsequently measured at the higher of:

  the amount of the obligation under the contract; and

  the amount initially recognized less, where appropriate, cumulative amortization recognized in accordance with the revenue recognition policies.

The terms and conditions of outstanding loans are as follows:

			Parent Company
Description	Index	Annual interest rate	December 31, 2021	December 31, 2020	Maturity	Objective
Unsecured
Senior Notes Due 2029	Fixed 5.50%	5.50%	4,226,142	—	Sep-29	Acquisition
Debentures	CDI + 2,65	12.04%	1,858,837	—	Aug-25	Investment
	CDI + 1.65%	7.90%	774,215	—	Aug-28	Working capital
	CDI + 2.00%	11.33%	930,301	—	Aug-31	Working capital
	IPCA + 5.75%	16.35%	374,761	—	Aug-31	Working capital
Total			8,164,256	—

Current			269,793	—
Non-current			7,894,463	—

62

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Interest		Consolidated
Description	Index	Annual interest rate	December 31, 2021	December 31, 2020	Maturity	Objective
Secured
BNDES	URTJLP	7.49%	2,598,623	—	Dec-29	Investment
	Fixed	5.69%	461,756	—	Jan-25	Investment
	IPCA	11.08%	646,624	—	Jan-48	Investment
	Fixed	3.50%	727	—	Jan-24	Investment
	IPCA + 3.25%	13.60%	945,663	807,438	Apr-29	Investment
	IPCA + 4.10%	14.53%	154,843	175,374	Apr-29	Investment
Export credit agreement	CDI + 1.03%	10.79%	86,707	—	Feb-23	Investment
	CDI + 2.25%	12.28%	60,700	—	May-26	Investment
	CDI + 0.80%	10.02%	515,928	—	Dec-23	Investment
Resolution 4131	USD	0.90%	148,932	—	Nov-22	Working capital
Debentures	CDI + 1.79%	11.10%	753,770	—	Jun-27	Investment
	CDI + 1.30%	10.57%	746,725	—	Oct-27	Investment
	IPCA + 4.77%	15.27%	694,898	—	Jun-31	Investment
Export credit agreement	Euribor + 0.58%	0.58%	95,460	—	Sep-26	Investment
European investment bank (EIB)	USD + Libor 6M + 0.54%	0.80%	—	30,817	May-21	Investment
	USD + Libor 6M + 0.61%	0.80%	—	57,813	Sep-21	Investment
			7,911,356	1,071,442
Unsecured
Foreign loans	GBP+Libor 06 + 1.50% Base 365	1.40%	—	143,039	Jul-21	Working capital
	GBP - Fixed	1.40%	37,674	35,556	Nov-22	Working capital
	GBP+Libor-06 + 1.10% Base 360	1.17%	—	142,091	Dec-21	Acquisition
	GBP+Libor-06 + 1.50% Base 360	1.92%	263,501	248,666	Dec-22	Acquisition
	EUR - Fixed	4.42%	857	2,095	Sep-22	Investment
	GBP - Pré-fixado	1.90%	150,649	—	Dec-23	Investment
	USD + 3.67%	3.67%	438,823	415,232	May-23	Investment
	USD + 1.59%	1.59%	—	388,912	Apr-21	Investment
	USD + 1.36%	1.36%	414,378	—	Feb-24	Investment
Perpetual Notes	USD	8.25%	2,825,420	2,631,100	Nov-40	Acquisition
Senior Notes Due 2023	USD	5.00%	685,550	569,466	Mar-23	Acquisition
Senior Notes Due 2025	USD	5.88%	2,981,335	—	Jan-25	Acquisition
Senior Notes Due 2027	USD	7.00%	4,305,928	4,379,812	Jan-27	Acquisition
Senior Notes Due 2028	USD	5.25%	2,700,621	—	Jan-28	Acquisition
Senior Notes Due 2029	Fixed 5.50%	5.50%	4,226,142	—	Sep-29	Acquisition
Senior Notes Due 2032	USD	4.20%	2,800,716	—	Jan-32	Acquisition
Prepayment	100% Libor-03 - 3.50% base 360	5.57%	—	27,129	Mar-21	Working capital
	100% Libor-03 - 1% base 360	1.59%	111,955	104,318	Oct-23	Working capital
	1,27% Base 360	1.27%	166,355	—	Jul-23	Working capital

63

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Debentures	IPCA + 4.68%	15.17%	543,752	—	Feb-26	Investment
	IPCA + 4.50%	14.97%	1,483,873	—	Feb-29	Investment
	IPCA + 3.60%	11.53%	361,862	—	Dec-30	Working capital
	CDI + 2.65	12.04%	1,858,837	—	Aug-25	Investment
	IPCA + 6.80%	17.50%	891,972	—	Apr-30	Investment
	IPCA + 3.90%	14.31%	1,018,844	—	Oct-29	Investment
	IPCA + 5.73%	16.33%	505,584	—	Oct-33	Investment
	IPCA + 4.00%	14.42%	952,671	—	Dec-35	Investment
	IPCA + 4.54%	15.02%	126,668	—	Jun-36	Investment
	IPCA + 7.48%	18.25%	165,478	299,524	Dec-22	Investment
	IPCA + 7.36%	18.12%	108,451	97,956	Dec-25	Investment
	IPCA + 5.87%	16.48%	873,474	890,658	Dec-23	Investment
	IPCA + 4.33%	14.79%	501,278	452,457	Oct-24	Investment
	IGPM + 6.10%	12.11%	352,235	298,706	May-28	Investment
	CDI +0.50%	9.70%	2,033,161	2,007,849	Oct-22	Investment
	CDI + 1.95%	11.28%	717,651	—	Aug-24	Investment
	IPCA + 5.12%	15.66%	484,974	—	Aug-31	Investment
	IPCA + 5.22%	15.77%	477,578	—	Aug-36	Investment
	CDI + 1.65%	7.90%	774,215	—	Aug-28	Working capital
	CDI + 2.00%	11.33%	930,301	—	Aug-31	Working capital
	IPCA + 5.75%	16.35%	374,761	—	Aug-31	Working capital
Working capital	100% CDI - 2.75%	10.90%	100,157	100,045	Jun-22	Working capital
Promissory notes	100% CDI - 3.00%	12.33%	—	601,058	Apr-21	Investment
	100% CDI - 3.40%	12.73%	—	520,116	Apr-21	Investment
			37,747,681	14,355,785
Total			45,659,037	15,427,227

Current			4,241,368	2,352,057
Non-current			41,417,669	13,075,170

64

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company used to calculate the average rates, on an annual basis, the annual interbank deposit certificate (Certificado de Depósito Interbancário or “CDI”) rate of 9.15% and the long-term interest rate (Taxa de Juros de Longo Prazo or “TJLP”) of 5.32% .

Non-current borrowings are scheduled to fall due as follows:

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
13 to 24 months	569,676	—	4,339,743	2,605,687
25 to 36 months	569,676	—	2,968,458	2,039,863
37 to 48 months	571,582	—	4,029,690	623,971
49 to 60 months	—	—	984,015	171,794
61 to 72 months	365,786	—	6,902,914	238,050
73 to 84 months	370,455	—	4,701,952	4,512,773
85 to 96 months	4,604,494	—	6,595,854	238,095
Over 97 months	842,794	—	10,895,043	2,644,937
	7,894,463	—	41,417,669	13,075,170

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Brazilian reais	3,938,114	—	23,304,742	6,251,180
U.S. dollar	4,226,142	—	21,806,154	8,604,600
British pound	—	—	451,824	569,352
Euro	—	—	96,317	2,095
	8,164,256	—	45,659,037	15,427,227

All debts denominated in U.S. dollar have currency risk protection through derivative financial instruments (Note 5.11), except for perpetual notes.

65

 Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Below are the movements in loans, borrowings and debentures occurred for the year ended December 31, 2021:

	Parent Company	Consolidated
December 31, 2019	1,727,460	13,357,050
Raised	—	2,443,732
Repayment of principal	(1,700,000)	(2,739,416)
Payment of interest	(35,203)	(796,040)
Interest, exchange rate and fair value	7,743	3,161,901
December 31, 2020	—	15,427,227
Corporate reorganization (Note 1.1)	5,982,343	26,817,519
Raised	1,986,070	11,390,562
Repayment of principal	(5,427)	(8,612,361)
Payment of interest	(262,407)	(1,916,413)
Interest, exchange rate and fair value	463,677	2,552,503
December 31, 2021	8,164,256	45,659,037

a)     Guarantees

Until September 2021, financing contracts with the European Investment Bank (“EIB”), intended for investments, were guaranteed by a bank guarantee, in accordance with each contract. On September 15, 2021, these bank guarantees were settled, due to the expiration of the loan term. On December 31, 2021, the balance of bank guarantees contracted was R$79,020 (R$133,000 on December 31, 2020).

Some financing agreements with the Brazilian National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” intended for investments, are also guaranteed, according to each agreement, by bank guarantees with an average cost of 0.82% p.a. or by real guarantees (assets) and escrow account. On December 31, 2021, the balance of bank guarantees contracted was R$3,328,076 (R$3,687,323 on December 31, 2020).

To calculate the average rates, the annual average CDI of 9.15% (2.78% as of December 31, 2020) and TJLP of 5.32% (4.87% as of December 31, 2020) were considered on an annual basis.

66

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

b)    Available credit line

As of December 31, 2021, the Company had credit lines in banks with AA rating, which were not used, in the total amount of R$ 250,000 (R$ 250,000 on December 31, 2020), R$ 898,023 (R$ 487,378 as of December 31, 2020), to Rumo S.A. and R$ 2,500,000 to Comgás.

The use of these credit lines is subject to certain contractual conditions.

c)      Financial covenants

Under the terms of the major borrowing facilities, the Company and its subsidiaries are required to comply with the following financial covenants:

Debt	Company	Triggers	Ratios
Debenture of 4th issue	Comgás S.A.	Short-term indebtedness/ Total indebtedness (iii) cannot exceed 0.6	0.34
Debenture 4th to 9th issues	Comgás S.A.	Net debt (i) / EBITDA (ii) cannot exceed 4.00	1.59
BNDES	Comgás S.A.
Resolution 4131	Comgás S.A.
Debenture 1st issue - Cosan Logística (vi)	Cosan S.A.		2.26
Senior Notes Due 2027	Cosan S.A.	Net debt proforma (iv) / EBITDA proforma (ii) | (iv) not higher than or equal to 3.5	2.11
Senior Notes Due 2029	Cosan S.A.
Senior Notes Due 2025	Rumo S.A.	Net debt (i) / EBITDA (ii) not higher than or equal to 3.3	2.79
BNDES	Rumo S.A.	EBITDA (ii) / Consolidated financial result (v) higher or equal 2.0x	4.91

(i)	Net debt consists of current and non-current debt, net of cash and cash equivalents and marketable securities. Net debt is a non-GAAP measure.
(ii)	Corresponds to the accumulated EBITDA of the last twelve months.
(iii)	Indebtedness means the sum of current and noncurrent loans, financing and debentures, leases and current and noncurrent derivative financial instruments.
(iv)	Net debt and EBITDA pro forma, including joint venture financial information. Net debt and EBITDA pro forma are a non-GAAP measure.

67

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(v)	The financial result of the net debt is represented by the cost of the net debt.
(vi)	This is the 1st Issuance of Debentures made by Cosan Logística S.A. and which became owned by Cosan after the corporate reorganization, as detailed in Note 1.1.
(vii)	Senior Notes 2028 was the first Green issuance by the freight rail industry in Latin America. The subsidiary is committed to using the funds to fully or partially finance ongoing and future projects that contribute to the promotion of a low-carbon transport sector with efficient use of resources in Brazil. Eligible projects are distributed in the areas of “Acquisition, replacement and upgrade of rolling stock”, “Infrastructure for duplication of railway sections, new yards and yard extensions”, and “Modernization of the railroad”. The company annually issues a report showing the progress of the projects, which can be accessed directly on the investor relations page.
Senior Notes 2032 was an issue in Sustainability-Linked Bonds (SLBs), with the following sustainable targets: reduction of 17.6% by 2026 and 21.6% by 2030 of greenhouse gas emissions per ton of useful kilometer (TKU), starting with the base date of December 2020. Rumo is subject to a step-up of 25 basis points if it does not reach these targets, which would increase the interest rate to 4.45% p.a..

For the other loans, borrowings and debentures of the Company there are no debt financial covenants.

On December 31, 2021, the Company and its subsidiaries were in compliance with all debt financial and non-financial covenants.

The terms of loans included cross-default provisions.

68

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

d)     Fair value and exposure to financial risk

The fair value of the loans is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 5.10) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in Note 5.12.

5.7 Trade payables

Accounting policy The carrying amounts of trade payables are the same as their fair values, due to their short-term nature. Trade payables are generally paid within 30 days of recognition.

The carrying amounts of trade payables and other payables are the same as their fair values, due to their short-term nature.

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Materials and service suppliers	4,506	4,066	1,891,023	1,095,051
Natural gas/ transport and logistics suppliers	—	—	1,362,481	780,141
	4,506	4,066	3,253,504	1,875,192

The subsidiary Comgás has contracts for the acquisition of natural gas with Petrobras Brasileiro Distribuidora S.A. (“Petrobras”) and Gás Brasiliano Distribuidora S.A. (“Gás”), under the following conditions:

(i)	Contract with Petrobras in the Firm modality, started in January 2020, valid until December 2023 with a daily quantity of national gas contract of 6.80 millions of m³/day of December, called National Firm (Firme Nacional);
(ii)	Contract with Petrobras in the Firm modality, started in June 1999, effective until December 2021 and contractual daily amount of Bolivian gas of 8.10 million m³/day, called TCQ (“Transportation Capacity Quantity”);

69

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(iii)	Gas contract entered in the Thermoelectric Priority Program, (Programa Prioritário de Termeletricidade or “PPT”) with Petrobras, for the supply of 0.3 million m³/day with Ingredion Brasil Industriais Ltda., until March 31, 2023.
(iv)	Contract with Gás Brasiliano in the Firm modality, started in April 2008, effective until March 26, 2022, and average monthly contracted volume of 1.44 million m³ and annual contracted volume of 17.52 million m³.

  In December 2021, a new contract was signed with Petrobras in the firm modality, valid from January 2022, indexed to the American currency, effective until December 2023 and contractual daily quantity of 6.40 million m³/day, called TC. The price is composed of two installments: one indexed to Brent in the international market and adjusted quarterly; and the other adjusted annually based on local inflation.

  The natural gas supply contracts, Firme Nacional and TCQ, have prices composed of two components: one indexed to a basket of fuel oils in the international market and adjusted quarterly; and the other adjusted annually based on local inflation rates. Both contracts are indexed to the US currency.

70

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  5.8 Leases

  Accounting policy

  At the beginning or in the modification of a contract, the Company assesses whether a contract is or contains a lease.

  The lease liability is initially measured at the present value of lease payments that are not made on the start date, discounted at the interest rate implicit in the lease or, if that rate cannot be determined immediately, by the Company’s incremental loan rate. The Company generally uses its incremental loan rate as a discount rate.

  Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments included in the measurement of the lease liability comprise the following:

  i. fixed payments, including fixed payments in essence;

  ii. variable lease payments that depend on index or rate, initially measured using the index or rate on the start date;

  iii. amounts expected to be paid by the lessee, in accordance with the residual value guarantees; and

  iv. the exercise price of the call option if the lessee is reasonably certain to exercise that option, and payment of fines for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease.

  To determine the incremental borrowing rate, the Company:

  i. where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received;

  ii. uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk for leases held by the Company, which does not have recent third-part financing; and

  iii. makes adjustments specific to the lease, e.g. term, country, currency and security.

  The Company is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

  Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

  Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and small items of office furniture.

71

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

  For leases of warehouses, retail stores and equipment, the following factors are normally the most relevant:

  •              If there are significant penalties to terminate (or not extend), the group is typically reasonably certain to extend (or not terminate).

  •              If any leasehold improvements are expected to have a significant remaining value, the Company is typically reasonably certain to extend (or not terminate).

  •              Otherwise, the Company considers other factors including historical lease durations and the costs and business disruption required to replace the leased asset.

  Most extension options in offices and vehicles leases have not been included in the lease liability, because the Company could replace the assets without significant cost or business disruption.

  Subsequent valuation of the lease liability is at amortized cost, using the effective interest method. It is remeasured when there is a change in future lease payments resulting from a change in index or rate, if there is a change in the amounts that are expected to be paid according to the residual value guarantee, if the Company changes its valuation, an option will be exercised purchase, extension or termination or if there is an essentially fixed revised lease payment.

72

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

Consolidated
Total
At January 1, 2021	79,763
Corporate reorganization (Note 1.1)	2,950,960
Business combination (note 8.2.1)	3,281
Additions	142,105
Interest	359,400
Repayments of principal	(421,394)
Payments of interest	(142,484)
Monetary adjustment	338,659
Transfers between liabilities (i)	(42,612)
At December 31, 2021	3,267,678

Current	405,820
Non-current	2,861,858
3,267,678

  (i)                  Transfer of railroad concession payable to lease (Note 12).

  The lease agreements have different terms, with the last due to expire in December 2058. The amounts are updated annually by inflation rates, as measured by the General Market Price Index (Índice Geral de Preços - Mercado, or “IGP-M”) or Extended National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or “IPCA,”) or may incur interest calculated based on the TJLP or CDI and some of the contracts have renewal or purchase options that were considered in determining the term and classification as finance lease.

73

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  In addition to the amortization and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income were recorded for the other lease contracts that were not included in the measurement of lease liabilities:

December 31, 2021
Variable lease payments not included in the measurement of lease liabilities	35,482
Expenses relating to short-term leases	30,507
Expenses relating to leases of low-value assets, excluding short-term leases	978
66,967

  Additional Information

  The subsidiaries, in full compliance with the rules, in the measurement and remeasurement of its lease liabilities and the right-of-use, proceeded to discount the present value of future lease installments without considering future projected inflation in the installments to be discounted.

  The incremental interest rate (nominal) used by Rumo was determined based on the interest rates to which the subsidiaries have access, adjusted to the Brazilian market and the terms of its contracts. Rates between 10.9% and 14.2% have been used, according to the term of each contract.

  In compliance with CVM Instruction Circular Official Letter 2/2019, if, in transactions where the incremental rate is used, the measurement was made at the present value of expected installments plus projected future inflation, the balances of lease liabilities, right of use, financial expense and depreciation expense for the year ended December 31, 2021, would be those presented in the “Official note” column:

74

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

	December 31, 2021
Accounts	Registered	Official note	% Variation
Lease liabilities	(2,121,577)	(2,287,777)	8%
Residual right of use	6,743,631	6,755,661	0%
Financial expense	(253,446)	(265,511)	5%
Depreciation expense	(280,462)	(285,462)	2%

  The balances recorded by the subsidiaries include the Malha Central contract and the renewal of addendum Malha Paulista contract, which have an implicit rate identified so that their appreciation does not generate distortions in the liabilities and usage rights covered by the CVM Circular. As of December 31, 2021, the lease liability of these contracts was R$ 1,185,207.

  Rumo recorded lease liabilities at the present value of the installments due, this means the inclusion of any tax credits to which it will be entitled at the time of the lease payments. The potential PIS / COFINS credit included in liabilities on December 31, 2021, is R$ 6,154.

75

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

5.9 Sector financial asset and liability

Accounting policy

Sector financial assets and liabilities aim to offset the economic impacts on profit or loss of subsidiary Comgás, due to the difference between the cost of gas and the tax rates provided for by the administrative rulings issued by Sanitation and Energy Regulatory Agency for the state of São Paulo (Agência Reguladora de Energia de São Paulo), or “ARSESP”, and those effectively provided for by the tariff, upon each tariff adjustment/review.

These differences between actual cost and cost considered in the tariff adjustments generate a right to the extent that the realized cost is higher than that per the tariff, or an obligation, when the costs are lower than those per the tariff. The differences are considered by ARSESP in the subsequent tariff adjustment and are included in the Company’s tariff adjustment index.

As provided in Resolution No. 1010, any balances in the memorandum accounts existing at the end of the concession period shall be indemnified to subsidiary Comgás or returned to users within the period of 12 months before the end of the concession period. The balance consists of: (i) the previous cycle (under amortization), which represents the balance approved by ARSESP already included in the tariff and (ii) the cycle being constituted, which includes the differences to be approved by ARSESP in the next tariff adjustment.

In addition, this resolution covered the balance contained in the current account of taxes, which accumulated amounts related to tax credits used by Comgás, but which essentially are part of the tariff composition and must be subsequently transferred in the tariff.

76

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The changes in net sector financial asset (liability) for the year ended December 31, 2021, were as follows:

	Sectorial assets	Sectorial liabilities	Total
January 01, 2020	-	-	-
Cost of gas (i)	201,346	-	201,346
Credits of taxes (ii)	-	(565,911)	(565,911)
Monetary variations (iii)	13,458	-	13,458
Non-operating income	26,945	-	26,945
December 31, 2020	241,749	(565,911)	(324,162)
Cost of gas (i)	228,153	-	228,153
Credits of taxes (ii)	-	(167,397)	(167,397)
Monetary variations (iii)	19,699	(263,410)	(243,711)
Extemporaneous credits (iv)	-	(375,565)	(375,565)
Deferral of IPG-M (v)	68,709	-	68,709
December 31, 2021	558,310	(1,372,283)	(813,973)

Current	489,601	(85,866)	403,735
Non-current	68,709	(1,286,417)	(1,217,708)
	558,310	(1,372,283)	(813,973)

(i)	Refers to the cost of gas purchased higher than that contained in the tariffs, 100% classified in current assets, since ARSESP's resolution provides for tariff recovery on a quarterly basis for the industrial segment, which is a substantial part of the volume of gas distributed by the subsidiary Comgás.
(ii)	Credits, mainly, from the exclusion of ICMS from the PIS and COFINS calculation basis, which will be returned to consumers when the lawsuit is final, and which should be discussed with ARSESP regarding the mechanisms and criteria for reimbursement.
(iii)	Monetary update on the gas current account and extemporaneous credit, based on the SELIC rate.
(iv)	Credit for the exclusion of ICMS from the PIS and COFINS calculation basis, see details in note 6.
(v)	Appropriation of the IGP-M deferral, referring to June to December 2021, for the residential and commercial segments.

77

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.10 Derivative financial instruments

Accounting policy

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Company designates certain derivatives as either:

i             hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedges); or

ii            hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges).

At inception of the hedge relationship, the Company documents the economic relationship between hedging instruments and hedged items including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Company documents its risk management objective and strategy for undertaking its hedge transactions. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss and are included in other gains / (losses).

The fair values of derivative financial instruments designated in hedge relationships are disclosed below. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, of whether the hedging instruments are expected to be highly effective in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to the hedged risk, and whether the actual results of each hedge are within a range of 60% to 140%.

The Company has a portfolio of energy contracts (purchase and sale) aimed at meeting energy supply and demand requirements. There is also a portfolio of contracts that comprises forward positions, generally of short term. For this portfolio there is no purchase commitment with a sale contract.

The Company has flexibility to manage the contracts in this portfolio in order to obtain gains due to variations in market prices, considering its risk policies and limits. Contracts in this portfolio may be settled in cash or in another financial instrument (for example: by entering into an offset contract with a counterparty; or “undoing its position” of the contract before its exercise or expiration; or shortly after the purchase, making a sale in order to generate profit from short-term fluctuations in the price or gain with resale margin.

78

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

These energy purchase and sale transactions are carried out in an active market and meet the definition of financial instruments due to the fact that they are settled in cash and are readily convertible into money. These contracts are accounted for as derivatives and are recognized in the statement of financial position at fair value at the date a derivative contract is entered into and are remeasured to fair value at the end of the reporting period.

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when the Company currently has a legally enforceable right to set off the recognized amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. The legally enforceable rights must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the company or counterparty.

The fair value of these derivatives is estimated partly based on price quotations published in active markets, to the extent that such observable market data exist, and partly through the use of valuation techniques which consider: (i) prices established in recent purchase and sale transactions, (ii) risk margin in supply, and (iii) forecast market price in the availability period. Whenever the fair value on initial recognition for these contracts differs from the transaction price, a fair vale gain or fair value loss is recognized at the end of the reporting date.

79

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Notional		Fair value
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Exchange rate derivatives
Forward agreements (i)	3,313,428	345,144	21,305	(509)

Electricity derivatives
Forward agreements (ii)	1,407,476	1,354,967	(248,123)	(189,423)

Fuel derivatives
Forward agreements	—	13,422	—	(348)
	1,407,476	1,368,389	(248,123)	(189,771)
Interest rate and exchange rate risk
Swap agreements (shares) (iii) - (parent company)	1,074,113	—	270,462	—
Swap agreements (interest rate and inflation) (iv)	6,590,408	—	77,913	—
Swap agreements (interest rate) (v)	3,019,917	1,170,861	154,654	346,488
Swap agreements (exchange and interest rate) (iv)	13,223,981	4,281,071	3,380,554	2,553,383
	23,908,419	5,451,932	3,883,583	2,899,871

Total financial instruments			3,656,765	2,709,591

Current assets			194,878	156,208
Non-current assets			4,538,048	2,971,210
Current liabilities			(925,650)	(293,656)
Non-current liabilities			(150,511)	(124,171)
Total			3,656,765	2,709,591

(i)	The Company and its subsidiaries TRSP and Moove have forward foreign exchange contracts to hedge exposures and expenses in foreign currency.

(ii)	The subsidiary Compass Gás e Energia has a portfolio of energy contracts (purchase and sale) aimed at meeting demands and offers for consumption or supply of energy. In addition, there is a portfolio of contracts that comprises forward positions, usually short-term. For this portfolio, there is no purchase commitment with a sales contract.

(iii)	The Company entered into derivative negotiations, or Total Return Swap, with commercial banks. Under the Total Return Swap, which will have financial settlement, Cosan will receive the return on the variation in the price of CSAN3 shares adjusted by the dividends for the period and will pay annual interest referenced to CDI + Spread. The contracted value of CSAN3 shares with total return swap was 61,983,012 shares and the total initial value is R$1,074,112. Part of these operations are guaranteed by RAIL3 shares of its subsidiary Rumo S.A.. On December 31, the mark-to-market income, recorded in the Company's financial income line, was R$57,704.

80

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(iv)	The subsidiary Rumo contracted interest and exchange swap operations, in order to be assets in USD + fixed interest and liabilities as a percentage of CDI. In the interest and inflation swap operations, the Company is active in IPCA + fixed interest and passive in a percentage of the CDI.
(v)	US dollar notional amounts are converted into reais at the exchange rate on the date of contracting. On July 22, 2021, the subsidiary TRSP contracted a SWAP with a notional of R$700,000 and a future start date of August 13, 2021, with the objective of passive indexing the exchange variation +3.20%, no longer being active in CDI +1.95%. In the year ended December 31, 2021, the derivative has a credit value of R$40,233 recorded in current liabilities.

Derivatives are only used for economic hedging purposes and not as speculative investments.

Fair value hedge

The Company adopts fair value hedge accounting for some of its operations, both hedge instruments and hedge-protected items are measured and recognized at fair value through profit or loss.

There is an economic relationship between the hedged item and the hedge instrument, since the terms of the interest rate and foreign exchange swap correspond to the terms of the fixed rate loan, that is, notional amount, term and payment. The Company established a 1:1 hedge ratio for hedge relationships since the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares the changes in the fair value of the hedge instrument with the changes in the fair value of the hedged item attributable to the hedged risk. The sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term evaluated by the Company are mainly: (i) reduction or modification of the hedged item; and (ii) a change in the credit risk of the Company or the counterparty of the contracted swaps. The amounts related to the items designated as hedge instruments were as following:

81

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

		Book value		Accumulated fair value adjustment
	Notional	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Exchange rate hedge

Designated items
Senior notes 2025 (Rumo Luxembourg)	(1,740,550)	—	—	259,866	—
Senior notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,700,621)	—	43,154	—
Senior notes 2032 (Rumo Luxembourg)	(2,758,400)	(2,938,939)	—	(679,564)	—
Total debt	(7,290,550)	(5,639,560)	—	(376,544)	—

Derivative financial instruments

Senior Swaps Notes 2025 (Rumo Luxembourg)	—	—	—	(120,326)	—
Senior Swaps Notes 2028 (Rumo Luxembourg)	2,791,600	266,526	—	277,542	—
Senior Notes 2032 (Rumo Luxembourg)	2,259,375	675,572	—	675,572	—
Derivative total	5,050,975	942,098	—	832,788	—

Total	(2,239,575)	(4,697,462)	—	456,244	—

		Book value		Accumulated fair value adjustment
	Notional	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Interest rate hedge

Designated items
Senior Notes 2023 (Cosan Luxembourg)	—	—	(569,466)	(188,083)	(237,050)
Debenture 3rd issue - 3rd series (Comgás)	—	—	—	—	575
Debenture 5th issue - single series (Comgás)	(684,501)	(873,474)	(890,658)	17,184	(22,040)
Debenture 9rd issue - 1rd series (Comgás)	(500,000)	(484,974)	—	(484,974)	—
Debenture 9rd issue - 2rd series (Comgás)	(500,000)	(477,578)	—	(477,578)	—
BNDES Project VIII (i)	(1,000,000)	(921,949)	—	(921,949)	—
Debenture (Rumo)	(5,530,408)	(5,359,574)	—	149,491	—
Total debt	(8,214,909)	(8,117,549)	(1,460,124)	(1,905,909)	(258,515)

Derivative financial instruments

Swaps Notes 2023 (Cosan Luxembourg)	—	—	392,899	10,057	(42,532)
Debenture 3rd issue - 3rd series (Comgás)	—	—	—	—	862
Debenture 5th issue - single series (Comgás)	684,501	(189,928)	211,741	(401,669)	10,731
Debenture 9rd issue - 1rd series (Comgás)	500,000	5,776	—	5,776	—
Debenture 9rd issue - 2rd series (Comgás)	500,000	12,939	—	12,939	—
BNDES Project VIII	1,000,000	51,220	—	51,220	—
Swaps Debenture (Rumo)	5,556,236	(75,806)	—	(196,959)	—
Derivative total	8,240,737	(195,799)	604,640	(518,636)	(30,939)

Total	25,828	(8,313,348)	(855,484)	(2,424,545)	(289,454)

(i)         In the subsidiary Comgás, the exposure of the BNDES Project VIII debt is substantially protected by the hedge contracted in July 2021, with a portion of less than 3% not protected and for practical purposes its segregation at amortized cost becomes irrelevant.

82

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Fair value option

Certain derivative instruments have not been linked to documented hedge structures.

The Company chose to designate the protected liabilities (hedge objects) to record at fair value through the income. Considering that derivative instruments are always accounted for at fair value through income, the accounting effects are the same as those obtained through a hedging documentation:

			Book value		Accumulated fair value adjustment
		Notional	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Exchange rate
Objects
Senior Notes 2027	USD+7.0%	(3,627,325)	(4,305,928)	(4,379,812)	313,052	(349,181)
Export Credit Agreement	EUR + 0.58%	(100,198)	(95,460)	—	15,827	—
Resolution 4,131 (Rumo)	USD + 2.20%	(220,000)	(148,932)	—	9,185	—
EIB 3ª Tranche	US$ + LIBOR6M + 0.54%	—	—	(30,817)	—	156
EIB 4ª Tranche	US$ + LIBOR6M + 0.61%	—	—	(57,813)	—	308
Resolution 4,131 (Comgás - 2018)	US$ + 3.67%	(268,125)	(438,823)	(415,232)	(18,230)	(24,247)
Resolution 4,131 (Comgás - 2020)	US$ + 1.59%	—	—	(388,912)	—	1,967
Resolution 4,131 (Comgás - 2021)	US$ + 1.36%	(407,250)	(414,378)	—	5,526	—
Total		(4,622,898)	(5,403,521)	(5,272,586)	325,360	(370,997)

Derivative instruments
Swap Notes 2027	BRL + 126.85% do CDI	3,627,325	2,047,237	2,272,648	45,181	1,320,629
Inflation and interest rate swaps	BRL + 107% do CDI	100,198	30,535	—	(10,658)	—
Inflation and interest rate swaps	BRL + 118% do CDI	220,000	47,527	—	(15,874)	—
EIB 3rd Tranche	BRL + 88.5% do CDI	—	—	21,176	844	24,927
EIB 4th Tranche	BRL + 81.1% do CDI	—	—	39,256	2,583	26,219
Resolution 4,131 (Comgás - 2018)	BRL + 107.9% do CDI	268,125	168,358	154,627	20,794	117,080
Resolution 4,131 (Comgás - 2020)	BRL + CDI + 2.75%	—	—	(6,214)	15,711	(12,904)
Resolution 4,131 (Comgás - 2021)	BRL + CDI + 1.25%	407,250	(514)	—	(6,628)	—
Derivative total		4,622,898	2,293,143	2,481,493	51,953	1,475,951

Total		—	(3,110,378)	(2,791,093)	377,313	1,104,954

83

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

			Book value		Accumulated fair value adjustment
		Notional	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Interest rate
Objects
Debenture (Rumo)	IPCA + 4,68%	(500,000)	(543,752)	—	(59,494)	—
Debenture (Rumo)	IPCA + 4,50%	(600,000)	(676,798)	—	(9,264)	—
Total		(1,100,000)	(1,220,550)	—	(68,758)	—

Derivative instruments
FX and interest swap	107% CDI	500,000	71,375	—	11,772	—
FX and interest swap	105% CDI	600,000	82,344	—	(1,789)	—
Derivative total		1,100,000	153,719	—	9,983	—

Total		—	(1,066,831)	—	(58,775)	—

5.11 Recognized fair value measurements

Accounting policy

When the fair value of financial assets and financial liabilities cannot be derived from active markets, their fair value is determined using valuation techniques, including the discounted cash flow model. Inputs to these models are obtained from observable markets, when possible, but when this is not feasible, a degree of judgment is required to determine fair values. Judgment is needed in determining data such as liquidity risk, credit risk and volatility. Changes in these variables could affect the reported fair value of financial instruments.

Specific valuation techniques used to value financial instruments include:

  the use of quoted market prices;
  for swaps we use the present value of estimated future cash flows based on observable market curves; and
  for other financial instruments we analyze discounted cash flow.

All resulting fair value estimates are included in level 2, when fair values have been determined based on present values and the discount rates used have been adjusted for counterparty or own credit risk.

84

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company has an established control structure in relation to the measurement of fair values.

Management regularly reviews significant unobservable inputs and valuation adjustments. If information from third parties, such as quotes from brokers or pricing services, is used to measure fair values, the treasury assesses evidence obtained from third parties to support the conclusion that these assessments meet the requirements of the Company's policy, including the level in the market.

Significant valuation issues are reported to the Board of Directors. When measuring the fair value of an asset or liability, the Company uses observable market data as much as possible. Fair values are categorized at different levels in a fair value hierarchy based on inputs used in valuation techniques as follows:

• Level 1: Entries represent unadjusted quoted prices for identical instruments traded in active markets.

• Level 2: Inputs include directly or indirectly observable inputs (except Level 1) such as quoted prices for similar financial instruments traded in active markets, quoted prices for identical or similar financial instruments traded in inactive markets and other observable market inputs. The fair value of most of the Company's investments in securities, derivative contracts and bonds.

• Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs). Management is required to use its own assumptions about unobservable inputs, as there is little market activity in these instruments or related observable data that can be corroborated at the measurement date.

85

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety at the same level of the fair value hierarchy as the lowest-level entry that is significant to the entire measurement. Specific valuation techniques used to value financial instruments include:

i. use of quoted market prices

ii. fair value is calculated as the present value of estimated future cash flows. Estimates of floating rate future cash flows are based on quoted swap rates, futures prices and interbank lending rates. Estimated cash flows are discounted using a yield curve constructed from similar sources and which reflects the relevant benchmark interbank rate used by market participants for this purpose when pricing interest rate swaps. The fair value estimate is subject to a credit risk adjustment that reflects the credit risk of the Company and its counterparty; this is calculated based on the credit spreads derived from the current credit default swap; and

iii. for other financial instruments, we analyze the discounted cash flow

The market values of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.6) is based on their quoted market price are as follows:

	Company	December 31, 2021	December 31, 2020
Senior Notes 2023	Cosan Luxembourg S.A.	100.26%	101.02%
Senior Notes 2025	Rumo Luxembourg S.à r.l.	103.04%	—
Senior Notes 2027	Cosan Luxembourg S.A.	103.79%	108.20%
Senior Notes 2028	Rumo Luxembourg S.à r.l.	103.42%	—
Senior Notes 2029	Cosan S.A.	104.39%	—
Senior Notes 2032	Rumo Luxembourg S.à r.l.	94.34%	—
Perpetual Notes	Cosan Overseas Limited	102.17%	102.88%

All the resulting fair value estimates are included in level 2 except for a contingent consideration payable where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

The carrying amounts and fair value of assets and liabilities are as follows:

86

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

		Carrying amount		Assets and liabilities measured at fair value
		December 31, 2021	December 31, 2020	December 31, 2021		December 31, 2020
	Note			Level 2	Level 3	Level 1	Level 2
Assets
Investment funds	5.1	8,103,713	2,154,257	8,103,713	—	—	2,154,257
Marketable securities	5.2	4,388,007	2,271,570	4,388,007	—	—	2,271,570
Other financial assets	5.4	320,193	848,821	320,193	—	848,821	—
Investment properties	10.5	3,886,696	—	—	3,886,696	—	—
Derivate financial instruments	5.10	4,732,926	3,127,418	4,732,926	—	—	3,127,418
Total		21,431,535	8,402,066	17,544,839	3,886,696	848,821	7,553,245

Liabilities
Loans, borrowings and debentures	5.6	(20,214,600)	(6,837,028)	(20,214,600)	—	—	(6,837,028)
Derivative financial instruments	5.10	(1,076,161)	(417,827)	(1,076,161)	—	—	(417,827)
Total		(21,290,761)	(7,254,855)	(21,290,761)	—	—	(7,254,855)

5.12 Financial risk management

This note explains the Company’s exposure to financial risks and how these risks could affect the group’s future financial performance. Current year profit and loss information has been included where relevant to add further context.

Risk	Exposure arising from	Measurement	Management
Market risk – foreign exchange	(i) Future commercial transactions. (ii) Recognized financial assets and liabilities not denominated in Brazilian reais.	(i) Cash flow forecasting (ii) Sensitivity analysis	Foreign currency forwards.
Market risk – interest rate	Cash and cash equivalents, marketable securities, loans, borrowings and debentures, leases and derivative.	(i) Sensitivity analysis	Interest rate Swap.
Market risk – prices	Future commercial transactions.	(i) Cash flow forecasting (ii) Sensitivity analysis	Future electric energy price (purchase and sale).
Credit risk	Cash and cash equivalents, marketable securities trade receivables, derivatives, receivables from related parties, dividends e investment properties.	(i) Ageing analysis (ii) Credit ratings	Diversification of bank deposits, credit limits and letters of credit.
Liquidity risk	Loans, borrowings and debentures, trade payables, other financial liabilities, REFIS, leases, derivative, payables to related parties and dividends.	(i) Rolling cash flow forecasts	Availability of committed credit lines and borrowing facilities.

87

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company's Management identifies, evaluates and hedges financial risks in close cooperation with the operating units. The Board of Directors provides written principles for managing global risk as well as policies covering specific areas such as currency risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and excess investment of liquidity.

Where all relevant criteria are met, hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

The Company may opt for the formal designation of new debt operations for which it has swap-type derivative financial instruments for exchange variation and interest, as measured at fair value. The option for fair value (“Fair Value Option”) is intended to eliminate or inconsistencies in the result arising from differences between the measurement credits of certain liabilities and their hedging instruments. Thus, both the swaps and the respective debts are now measured at fair value. Such option is irrevocable and must only be made in the initial accounting record of the operation.

The Company’s policy is to maintain capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

The usage of financial instruments in order to protect against these areas of volatility is determined through an analysis of the risk exposure that management intends to cover.

88

 Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

a)      Market risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Company uses derivatives to manage market risks. All such transactions are carried out within the guidelines set by the risk management committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

i	Foreign exchange risk

On December 31, 2021 and December 31, 2020, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in U.S. Dollar (U.S.$.) and Euro:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	3,811,598	143,676
Trade receivables	93,326	17,502
Trade payables	(4,721)	(174,178)
Loans, borrowings and debentures	(19,640,300)	(8,007,493)
Leases	(108,365)	—
Contingent consideration	(234,960)	(224,787)
Derivative financial instruments (notional)	21,105,358	5,453,252
Foreign exchange exposure, net	5,021,936	(2,792,028)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar and Euro denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges.

89

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

A reasonably possible strengthening (weakening) of the Brazilian reais to U.S. dollar and Euro as of December 31, 2021, would have affected the measurement of financial instruments denominated in a foreign currency and affected equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecast sales and purchases. Stressed scenarios (positive and negative effects, before tax effects) were defined based on changes of a 25% and 50% to the U.S. dollar and Euro exchange rate used in the probable scenario. The Company’s exposure to foreign currency changes for all other currencies is not material:

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	Currency fluctuation	81,621	1,054,926	2,028,231	(891,684)	(1,864,989)
Trade receivables	Currency fluctuation	76,502	100,347	124,191	52,658	28,813
Trade payables	Currency fluctuation	(1,414)	(926)	(438)	(1,902)	(2,389)
Derivative financial instruments	Currency fluctuation	2,457,838	3,676,786	6,946,953	(2,863,548)	(6,133,715)
Loans, borrowings and debentures	Currency fluctuation	(424,712)	(7,017,875)	(13,489,738)	5,925,849	12,397,712
Leases	Currency fluctuation	(2,321)	(29,992)	(57,663)	23,351	53,022
Consideration payable	Currency fluctuation	239,993	299,901	359,989	179,995	119,997
Impacts on profit or loss		2,427,507	(1,916,743)	(4,088,474)	2,424,719	4,598,450

The probable scenario considers the estimated exchange rates, made by a specialized third part, at the due date of the transactions for the companies with functional currency Brazilian reais (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis
	December 31, 2021	Scenario
		Probable	25%	50%	-25%	-50%
U.S.$	5.5805	5.7000	7.1250	8.5500	4.2750	2.8500
Euro	6.3210	6.5550	8.1938	9.8325	4.9163	3.2775
GBP	7.5242	7.9230	9.9038	11.8845	5.9423	3.9615

ii	Foreign exchange risk

90

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with their borrowings and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

		Variation scenario
Exposure interest rate	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	1,623,771	1,995,927	2,385,014	1,423,642	1,116,070
Marketable securities	487,145	598,464	714,627	430,749	340,218
Lease and concession in installments	(121,902)	(152,377)	(182,853)	(91,426)	(60,951)
Leases	(371,433)	(371,433)	(371,433)	(371,433)	(371,433)
Derivative financial instruments	1,327,786	(1,365,311)	(2,073,012)	223,066	1,124,171
Loans, borrowings and debentures	(2,244,669)	(2,760,945)	(3,184,050)	(1,914,734)	(1,491,629)
Other financial liabilities	(71,996)	(88,073)	(104,151)	(55,918)	(39,840)
Impacts on profit or loss	628,702	(2,143,748)	(2,815,858)	(356,054)	616,606

The probable scenario considers the estimated interest rate, made by a specialized third party and Central Bank of Brazil (Banco Central do Brasil), or “BACEN,” as follows:

	Probable	25%	50%	-25%	-50%
SELIC	11.15%	13.94%	16.73%	8.36%	5.58%
CDI	11.15%	13.94%	16.73%	8.36%	5.58%
TJLP462 (TJLP + 1% p.a.)	7.60%	9.25%	10.90%	5.95%	4.30%
TJLP	6.60%	8.25%	9.90%	4.95%	3.30%
IPCA	4.61%	5.76%	6.91%	3.46%	2.30%
IGPM	5.19%	6.48%	7.78%	3.89%	2.59%
Libor	1.16%	1.45%	1.74%	0.87%	0.58%
Fed Funds	0.90%	1.13%	1.35%	0.68%	0.45%

iii	Price risk

    Financial position and unrealized gains (loss) on electricity trading operations, net
91

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  Electricity trading operations are carried out in an active market and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of open contracts at the reporting date.

  This fair value is estimated, to a large extent, in the price quotations used in the active over-the-counter market, to the extent that such observable market data exist, and, to a lesser extent, by the use of valuation techniques that consider prices established in the operations of purchase and sale and market prices projected by specialized entities, in the period of availability of this information, which may not be confirmed in the future.

  Statement of financial position balances referring to outstanding energy trading operations are as follows:

			December 31, 2021			December 31, 2020
	Assets	Liabilities	Net loss	Assets	Liabilities	Net loss
Trading operations	69,576	(317,699)	(248,123)	96,595	(286,018)	(189,423)

  The main risk factor that impacts the pricing of energy trading operations is the exposure to market energy prices. The scenarios for sensitivity analysis considering this factor are prepared using market data and specialized sources, considering future prices, applied to the market curves as of December 31, 2021, as follows:

		Variation scenario
	Probable	25%	50%	-25%	-50%
Unrealized loss on trading operations	(248,123)	(244,212)	(240,302)	(252,034)	(255,942)
	(248,123)	(244,212)	(240,302)	(252,034)	(255,942)

92

   Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  The projection of settlement of positions, at nominal value, follows the schedule below:

	2022	2023	2024	Above 2025
Positions to be settled	(248,115)	(13,822)	1,093	12,721

  b)     Credit risk

  The Company’s regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company continues to remain subject to unexpected third-party financial failures that could disrupt its operations. The exposure to credit risk was as follows:

	December 31, 2021	December 31, 2020
Cash and cash equivalents	16,174,130	4,614,053
Trade receivables	2,745,853	1,604,839
Marketable securities	4,388,007	2,271,570
Restricted cash	58,990	—
Derivative financial instruments	4,732,926	3,127,418
Receivables from related parties	416,491	271,766
Dividends receivable and interest on equity receivables	519,965	77,561
Other financial assets	320,193	68,838
	29,356,555	12,036,045

  The Company is also exposed to risks in connection with its cash management activities and temporary investments.

  Net assets are invested primarily in government security and other investments in Banks with a minimum grade of “A.” Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

93

   Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  The credit risk of lease receivables is classified into two categories of customers: (i) Level 1 and (ii) Level 2. Most investment properties of subsidiaries are leased to customers classified as Level 1, with no history of late payment or default and with a sound financial situation. To mitigate the credit risk related to lease receivables, the Company's policy limits its exposure to Level 2 customers to a minimum. For accounts receivable related to the sale of investment properties, the risk is mitigated by granting ownership of land to the customer only when a down payment for the transaction is received. In addition, title to ownership is transferred only upon receipt of outstanding payments in full.

  Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the period. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	December 31, 2021	December 31, 2020
AAA	23,080,390	8,997,661
AA	2,239,266	1,015,380
BBB	34,397	—
	25,354,053	10,013,041

  c)      Liquidity risk

  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

94

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  The financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	December 31, 2021					December 31, 2020
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(5,845,774)	(6,628,072)	(12,124,037)	(32,777,404)	(57,375,287)	(20,543,616)
Trade payables	(3,253,504)	—	—	—	(3,253,504)	(1,875,192)
Other financial liabilities	(726,423)	—	—	—	(726,423)	(149,293)
Tax installments - REFIS	(52,805)	(3,453)	(1,395)	(143,011)	(200,664)	(193,353)
Leases	(413,310)	(413,692)	(1,133,476)	(13,671,334)	(15,631,812)	(107,451)
Lease and concession instalments	(187,972)	(201,876)	(198,532)	(596,696)	(1,185,076)	—
Payables to related parties	(287,609)	—	—	—	(287,609)	(150,484)
Dividends payable	(799,634)	—	—	—	(799,634)	(16,301)
Derivative financial instruments	(1,064,207)	(1,078)	1,380,014	5,998,479	6,313,208	4,087,083
	(12,631,238)	(7,248,171)	(12,077,426)	(41,189,966)	(73,146,801)	(18,948,607)

  d)     Capital management risk

  The Company's policy is to maintain a solid capital base to promote the trust of its parent companies, creditors and the market, and to ensure the future development of the business. Management monitors the return on capital, which is defined by the Company as the result of its operating activities divided by the total shareholders' equity, so that it is adequate for each of its businesses.

  6 Other tax receivables

  Accounting policy

  Tax assets are measured at cost and primarily include (i) tax effects which are recognized when the asset is sold to a third party or recovered through amortization of the asset’s remaining economic life; and (ii) income tax receivables that are expected to be recovered either as refunds from taxing authorities or as a reduction to future tax obligations.

95

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
COFINS - Revenue tax (iii)	28,696	26,952	1,333,868	322,500
ICMS - State VAT (i)	10	—	873,203	159,299
ICMS CIAP - State VAT (ii)	—	—	106,250	17,763
PIS - Revenue tax (iii)	1,968	2,785	299,610	20,071
Credit installment	42,932	42,138	42,932	42,138
Other	2,942	1,165	145,304	39,933
	76,548	73,040	2,801,167	601,704

Current	33,616	35,507	921,472	434,480
Non-current	42,932	37,533	1,879,695	167,224

  (i)     ICMS credit related to the purchase of materials and diesel used in rail transportation, whose balance was added to the consolidated due to the corporate reorganization, note 1.1.

  (ii)    ICMS credit arising from acquisitions of property, plant and equipment, whose balance was added to the consolidated due to the corporate reorganization, note 1.1.

  (iii)  At the subsidiary Comgás, on March 15, 2017, the Federal Supreme Court (Supremo tribunal Federal or “STF”) concluded the judgment of Extraordinary Appeal No. 574,706 and, under the general repercussion system, established the thesis that the Tax on Circulation of Goods and Services (Imposto Sobre Circulação de Mercadoria e Prestação de Serviços or “ICMS”) is not part of the calculation basis of the Social Integration Program (Programa de Integração Social or “PIS”) and the Contribution to Social Security Financing (Contribuição para o Financiamento da Seguridade Social or “COFINS”), since this amount does not constitute the Company's revenue/invoicing. That is, taxpayers have the right to exclude the amount related to ICMS highlighted in the invoice from the PIS and COFINS calculation basis.

  In 2018, the subsidiary Comgás recognized the credits for the periods after March 2017 based on the decision given at that date by the Supreme Court, maintaining as contingent asset values arising from the action, not yet judged definitively, which went back to July 2008.

  At the subsidiary Comgás, on May 13, 2021, the STF concludes the judgment on the modulation of the effects of the decision that excluded ICMS from the PIS and COFINS calculation basis (RE 574.706), as well as confirmed that the ICMS to be considered in the matter is the highlighted, not collected. According to the modulation, the effects of the exclusion are valid from March 15, 2017 – the date on which the ministers decided on the merits in the Plenary of the Court. In the case of Comgás, since its original claim dates from July 2013, in accordance with the legal form of the modulation of the effects, the right to recover the undue amount until July 2008. In this way, all relevant circumstances and, up to then, pending on the subject were overcome and, therefore, from the point of view of IAS 37 / CPC 25, the amounts related to the claim were no longer classified as contingent assets, since their existence was confirmed, and their realization is practically certain. Therefore, the Company recorded, on June 2021, the amount of R$957,663 (R$573,462 principal and R$382,201 monetary restatement), updated on December 31, 2021, total R$956,338 (R$563,175 principal and R$393,213 monetary restatement), related to PIS and COFINS credits in its non-current assets, which includes monetary restatement at the SELIC rate. The total amount is supported by Management based on calculations and supporting documentation, in order to substantiate the accuracy of the calculations. In August 2021, the final and unappealable decision of the individual action filed by the subsidiary Comgás on the subject in 2013 was certified. Eventually, be considered as a component of tariff adjustment within the scope of the economic and financial balance of the concession contract, and such interpretation gained greater clarity after the modulation of the effects by the STF in the judgment of May 13, 2021. Therefore, of the total amount of credits recognized up to December 31, 2021, the subsidiary Comgás provisioned the amount of R$638,975 (R$375,565 principal and R$263,410 monetary restatement), equivalent to the uncertain portion, in its Sectoral Liabilities item, in non-current liabilities (Note 5.9). According to ARSESP Resolution No. 1,254 of December 8, 2021, as of December 10, 2021, tariffs already exclude ICMS from PIS/COFINS calculation basis.

96

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  7 Inventories

  Accounting policy

  Inventories are stated at the lower of cost and net realizable value (it is the estimated selling price in the normal course of business, less estimated completion costs and estimated costs necessary to make the sale). The cost of finished and under construction products comprises direct materials, direct labor and an adequate proportion of variable and fixed overheads, the latter being allocated based on normal operational capacity. Costs are assigned to individual inventory items based on weighted average costs.

  The provision for obsolete inventories is made for the risks associated with the realization and sale of inventories due to obsolescence and measured at the net realizable value or the cost, whichever is lower.

	Consolidated
	December 31, 2021	December 31, 2020
Finished goods	814,320	545,529
Spare parts and accessories (i)	180,286	—
Raw material	126,889	118,319
Warehouse and other	27,809	22,052
	1,149,304	685,900

  (i)                   With the corporate reorganization (note 1.1), the consolidated balances of Rumo started to be consolidated in Cosan S.A..

  The balances are presented net of the provision for obsolete inventories in the amount of R$ 26,841 on December 31, 2021 (R$ 17,449 on December 31, 2020).

97

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  8 Investments in associates

  8.1 Investments in subsidiaries and associates

  Accounting policy

  i.      Subsidiaries

  Subsidiaries are entities over which the Company has control, all of which are consolidated as of the acquisition date and deconsolidated when control ceases to exist.

  Subsidiaries' financial standards are prepared for the same reporting period as the controller's consistent accounting policies. Companies are in the adjusted financials of subsidiaries to adjust their accounting policies to dated accounting transactions.

  Related party transactions are eliminated at the meeting. Unrealized gains arising from transactions with investees using the equity method are registered trademarks against the investment in proportion to the Company's share in the investee. Parts not shown are disposed of in the same way, but only to the extent that there is no evidence of impairment.

  ii.    Associates

  Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies.

  Intragroup balances and transactions, and any unrealized income or expenses arising from intragroup transactions, are eliminated in the preparation of the consolidated financial statements.

  Under the equity method of accounting, the share attributable to the Company of the profit or loss for the period of such investments is accounted for in the statement of profit or loss, in “Equity in investees.” Unrealized gains and losses arising on transactions between the Company and the investees are eliminated based on the percentage of interest held in such investees. The other comprehensive income of subsidiaries, associates and jointly controlled entities is recorded directly in the Company’s shareholders’ equity, in “Other comprehensive income.”

  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are similarly eliminated, but only to the extent that there is no evidence of impairment.

98

  Notes to the financial statements
  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  Cosan’s subsidiaries and associates are listed below:

	December 31, 2021	December 31, 2020
Directly owned subsidiaries
Compass Gás e Energia (i)	88.00%	99.01%
Cosan Lubes Investments Limited (CLI)	70.00%	70.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Luxembourg S.A. (ii)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Atlântico Participações Ltda	100.00%	—
Payly Soluções de Pagamentos S.A.	75.00%	75.00%
Cosan Limited Partners Brasil Consultoria Ltda (iii)	97.50%	—
Sinlog Tecnologia em Logística S.A. (iii)	72.25%	—
Rumo S.A. (1.1.2 b)	30.35%	2.16%
Cosan Logística S.A. (1.1.2 b)	—	0.10%
Violeta Fundo de Investimento Multimercado (Note 1.2.19)	100.00%	—

Interest of Compass Gás e Energia in its subsidiaries
Companhia de Gás de São Paulo - Comgás	99.15%	99.15%
Compass Comercialização S.A.	100.00%	100.00%
Compass Geração Ltda	—	100.00%
Compass Energia Ltda	100.00%	100.00%
Terminal de Regaseificação de São Paulo - TRSP	100.00%	100.00%
Rota 4 Participações S.A.	100.00%	100.00%
Edge II - Empresa de Geração de Energia	100.00%	—

Interest of Cosan Lubes Investments Limited in its subsidiaries
Moove Lubricants Limited	100.00%	100.00%
Cosan Cinco S.A.	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Wessex Petroleum Limited	100.00%	100.00%
Stanbridge Group Limited	100.00%	100.00%
Cosan Lubricants España S.L.U.	100.00%	100.00%
Techniques ET Technologies Appliquees SAS - TTA (iv)	100.00%	75.00%
Cosan Lubrificantes S.R.L.	98.00%	98.00%
Lubrigrupo II - Comércio e Distribuição de Lubrificantes S.A.	100.00%	100.00%
Comma Oil & Chemicals Marketing SRL	100.00%	100.00%
Comma Otomotiv Yag Ve Kimyasallari	100.00%	100.00%
Pazarlama Limited Sirketi	100.00%	100.00%
Comma Oil & Chemicals Marketing B	100.00%	100.00%
Commercial Lubricants Moove Corp	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan US, Inc	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Derivados de Petróleo Ltda.	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%

99

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

Interest of Rumo S.A. in its subsidiaries (iii)
Elevações Portuárias S.A.	100.00%	—
Rumo Intermodal S.A.	100.00%	—
Rumo Malha Central S.A.	100.00%	—
Boswells S.A.	100.00%	—
Rumo Malha Sul S.A.	100.00%	—
Rumo Luxembourg Sarl	100.00%	—
Rumo Malha Paulista S.A.	100.00%	—
ALL Armazéns Gerais Ltda.	100.00%	—
Rumo Malha Oeste S.A.	100.00%	—
ALL Argentina S.A.	100.00%	—
Portofer Ltda	100.00%	—
Servicios de Inversión Logística Integrales S.A.	100.00%	—
Paranaguá S.A.	99.90%	—
Rumo Malha Norte S.A.	99.74%	—
Brado Participações S.A. (Note 1.2.15)	77.65%	—
ALL Central S.A.	73.55%	—
ALL Mesopotâmica S.A	70.56%	—
Logispot Armazéns Gerais S.A.	51.00%	—
Terminal São Simão S.A.	51.00%	—

Interest of Violeta Fundo de Investimento Multimercado in its subsidiaries (Note 1.2.19)
Verde Pinho Fundo de Investimento em Participações	100.00%	—
Radar Propriedades Agrícolas S.A.	50.00%	—
Radar II Propriedades Agrícolas S.A.	50.00%	—
Nova Agrícola Ponte Alta S.A.	50.00%	—
Nova Amaralina S.A Propriedades Agrícolas	50.00%	—
Nova Santa Bárbara Agrícola S.A.	50.00%	—
Terras da Ponta Alta S.A.	50.00%	—
Castanheira Propriedades Agrícolas S.A.	50.00%	—
Manacá Propriedades Agrícolas S.A.	50.00%	—
Paineira Propriedades Agrícolas S.A.	50.00%	—

(i)

  The subsidiary Compass Gás e Energia, as described in note 1.2.11, entered into Investment Agreements that resulted in the dilution of the Company's interest. Until December 31, 2021, contributions were made to Compass in the amount of R$2,250,015.

  The agreement signed with Atmos has a clause that grants the option to sell the shares detailed in the agreement, being insured by the Company, which will need to supplement the price charged by Atmos if it is lower than the base price determined in the agreement. The price supplement provision will be calculated by the difference between the price of the share sold and the base price. On December 31, 2021, no provision was recognized, as the subsidiary's valuation exceeds the base price determined in the contract. This assessment will be carried out quarterly and, if necessary, a provision will be recognized.

(ii)	Management has concluded that there are no material uncertainties that cast doubt on the continuity of the subsidiary. Despite presenting on December 31, 2021, the amount with an unsecured liability of R$ 356,442, as shown below, no events or conditions were identified that, individually or collectively, could raise significant doubts as to the ability to maintain their continuity operational. The subsidiaries have the financial support of the Company.

(iii)	Movement of equity interest resulting from the corporate reorganization as specified in note 1.1.
(iv)	In August 2021, Moove Lubricants Limited acquired 25% of the remaining stake. The cash consideration of R$32,030 was paid to the non-controlling shareholder.

  Set out below are investments in subsidiaries and associates as of December 31, 2021, which are material to the Company:

100

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  a)      Parent company

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Compass Gás e Energia	714,190,095	628,487,691	88.00%	88.00%
Cosan Global Limited	1	1	100.00%	100.00%
Cosan Luxemburgo S.A.	500,000	500,000	100.00%	100.00%
Tellus Brasil Participações S.A.	120,920,515	61,359,623	50.74%	5.00%
Janus Brasil Participações S.A.	229,689,888	116,620,166	50.77%	5.00%
Cosan Lubes Investment	34,963,764	24,474,635	70.00%	70.00%
Payly Soluções de Pagamentos S.A.	78,527,201	58,895,877	75.00%	75.00%
Pasadena Empreendimentos e Participações S.A.	32,752,251	32,751,751	99.99%	99.99%
Sinlog Tecnologia em Logística S.A.	86,370	62,403	72.25%	72.25%
Rumo S.A.	1,854,158,791	562,529,490	30.34%	30.35%
Violeta Fundo de Investimento Multimercado	2,115,452,842	2,115,452,842	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	156,000	97.50%	97.50%

101

  Notes to the financial statements
  (In thousands of Brazilian Reais - R$, unless otherwise stated)

	At January 1, 2021	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income (loss)	Dividends	Capital increase	Merged assets, net (note 1.1)	Business combination (note 8.2.1)	Other	At December 31, 2021
Rumo S.A.	—	10,567	(92,686)	5,621	(10,852)	—	4,585,932	—	(7,795)	4,490,787
Cosan Global	132,896	4,631	—	—	—	—	—	—	—	137,527
Compass Gás e Energia	3,288,317	1,650,628	1,410,507	34,261	(895,420)	95,000	—	—	(78)	5,583,215
Cosan Investimentos e Participações S.A. (i)	5,836,793	4,648,043	—	(429,696)	(1,026,072)	—	—	—	(9,029,068)	—
Atlântico Participações Ltda (ii)	—	801	—	—	(191)	433,005	—	—	—	433,615
Cosan Limited Partners Brasil Consultoria Ltda	—	(196)	171	—	—	150	430	—	—	555
Sinlog Tecnologia em Logística S.A.	—	(10,041)	4,964	—	—	12,757	9,372	—	—	17,052
Cosan Lubes Investment	1,364,608	205,141	—	30,421	—	—	—	—	—	1,600,170
Payly Soluções de Pagamentos S.A.	9,071	(4,714)	—	—	—	5,250	—	—	—	9,607
Radar II Propriedades Agrícolas S.A.	33,209	12,751	—	1,553	(1,854)	—	—	(45,659)	—	—
Radar Propriedades Agrícolas S.A. (iii)	62,391	(1,688)	—	1,060	(879)	—	—	(19,565)	(41,319)	—
Tellus Brasil Participações S.A.	105,662	39,938	—	—	(2,805)	—	—	—	—	142,795
Pasadena Empreendimentos e Participações S.A.	473	(94)	—	—	—	500	—	—	—	879
Janus Brasil Participações S.A.	130,900	49,235	—	—	(1,738)	4,959	—	—	—	183,356
Violeta Fundo de Investimento Multimercado (iv)	—	17,032	—	(1,253)	(10,388)	—	—	—	2,113,752	2,119,143
Other	62,260	24,014	—	3,935	(2,854)	5	—	(59,906)	41,314	68,768
Total investments in associates	11,026,580	6,646,048	1,322,956	(354,098)	(1,953,053)	551,626	4,595,734	(125,130)	(6,923,194)	14,787,469

Cosan Luxemburg S.A.	(458,852)	102,410	—	—	—	—	—	—	—	(356,442)
Total provision for uncovered liability of associates	(458,852)	102,410	—	—	—	—	—	—	—	(356,442)

Total	10,567,728	6,748,458	1,322,956	(354,098)	(1,953,053)	551,626	4,595,734	(125,130)	(6,923,194)	14,431,027

102

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)	The balance presented in “others” is resulting from the merger, the balance of CIP as detailed in note 1.2.18.
(ii)	The Company has been making contributions to the subsidiary Atlântico to financially support the acquisitions described in Note 1.2.13.
(iii)	The management of Radar Propriedades Agrícolas S.A. (“Radar”) carried out a corporate reorganization on April 30, 2021, in order to optimize the operational management and risk management of its assets. The transaction resulted in a partial spin-off of Radar, so that its operating assets and liabilities were partially spun off and transferred to new entities created under the same corporate structure as Cosan S.A., Mansilla and Radar II Propriedades Agrícolas S.A. (“Radar II”) and in the same shareholding participations Radar's corporate investments were also spun off, these assets being merged by the spun-off entities Nova Agrícola Ponta Alta S.A. (“Nova Agrícola Ponta Alta”), Nova Amaralina S.A. Propriedades Agrícolas (“Nova Amaralina”) , Nova Santa Bárbara Agrícola S.A. (“Nova Santa Bárbara”) and Terras da Ponte Alta S.A. (“Terras da Ponte Alta”), resulting in a reclassification of the Company's investments in the amount of R$41,319, shown in the table below. The corporate reorganization took place so that there was no change in the economic participation of the shareholders in these investments.
(iv)	The balance presented in “other” results from the contribution of investments as detailed in note 1.2.19.

103

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

	At January 1, 2020	Interest in earnings (losses) of subsidiaries	Sales or purchase of interests	Other comprehensive income (loss)	Dividends	Increase/reduction of capital	Other	Overdraft liability reclassification	At December 31, 2020
Comgás	2,861,936	—	—	—	—	(2,861,936)	—	—	—
Compass Gás e Energia	—	923,415	44,569	58,707	(598,689)	2,861,936	—	(1,621)	3,288,317
Cosan Global Limited	103,989	28,907	—	—	—	—	—	—	132,896
Cosan Investimentos e Participações S.A.	5,849,473	599,038	—	(69,948)	(367,543)	—	(174,227)	—	5,836,793
Cosan Lubes Investment	1,104,567	104,352	—	155,689	—	—	—	—	1,364,608
Payly Soluções de Pagamentos S.A.	7,075	(18,004)	—	—	—	20,000	—	—	9,071
Radar II Propriedades Agrícolas S.A.	31,980	1,747	—	45	(563)	—	—	—	33,209
Radar Propriedades Agrícolas S.A.	59,880	3,512	—	232	(1,233)	—	—	—	62,391
Tellus Brasil Participações S.A.	102,339	6,883	—	—	(3,560)	—	—	—	105,662
Janus Brasil Participações S.A.	126,086	7,591	—	—	(3,909)	1,132	—	—	130,900
Pasadena Empreendimentos e Participações S.A.	555	(82)	—	—	—	—	—	—	473
Other	51,785	(2,305)	—	12,770	—	10	—	—	62,260
Total investments in associates	10,299,665	1,655,054	44,569	157,495	(975,497)	21,142	(174,227)	(1,621)	11,026,580

Compass Gás e Energia	(1,621)	—	—	—	—	—	—	1,621	—
Cosan Luxemburgo S.A.	(151,206)	(307,646)	—	—	—	—	—	—	(458,852)
Total provision for uncovered liability of associates	(152,827)	(307,646)	—	—	—	—	—	1,621	(458,852)

Total	10,146,838	1,347,408	44,569	157,495	(975,497)	21,142	(174,227)	—	10,567,728

  Financial information of the subsidiaries and associates:

	December 31, 2021				December 31, 2020
	Assets	Liabilities	Shareholders' equity	Profit in the year	Assets	Liabilities	Shareholders' equity	Profit in the year
Cosan Lubes Investment	3,273,652	(985,797)	2,287,855	294,758	2,941,839	(992,338)	1,949,501	149,446
Radar II Propriedades Agrícolas S.A.	4,484,805	(246,600)	4,238,205	45,003	—	—	—	—
Comgás	22,729,115	(7,933,694)	14,795,421	150,538	—	—	—	—
Cosan Luxembourg S.A.	4,635,332	(4,991,774)	(356,442)	102,410	4,490,706	(4,949,558)	(458,852)	(307,646)
Cosan Global	137,527	—	137,527	4,631	132,896	—	132,896	28,907
Tellus Brasil Participações Ltda	3,296,499	(502,734)	2,793,765	782,220	2,235,872	(169,779)	2,066,093	134,441
Janus Brasil Participações S.A.	4,261,432	(666,361)	3,595,071	1,048,514	2,764,440	(197,906)	2,566,534	143,432
Compass Gás e Energia	6,383,318	(38,671)	6,344,647	1,725,111	3,342,271	(21,076)	3,321,195	931,265

104

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  b)     Consolidated

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%) (i)
Tellus Brasil Participações S.A.	120,920,515	61,359,623	50.74%	5.00%
Janus Brasil Participações S.A.	229,689,888	116,620,166	50.77%	5.00%
Rhall Terminais Ltda	28,580	8,574	30.00%	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,246	19.85%	19.85%
TGG - Terminal de Granéis do Guarujá S.A.	79,747,000	7,914,609	9.92%	9.92%
Terminal XXXIX S.A.	200,000	99,246	49.62%	49.62%
TUP Porto São Luis S.A.	42,635,878	20,891,583	49.00%	49.00%

(i)	The Company has no significant influence, justifying the criteria to define the measurement of the retained portion of the investment using the equity method, although it does not consolidate due to the shareholders' agreement that inhibits its decision making.

	At January 1, 2021	Interest in earnings of subsidiaries	Other comprehensive income (loss)	Dividends	Capital increase	Merged assets, net (note 1.1)	Business combination (note 8.2.1)	Other	At December 31, 2021
Tellus Brasil Participações S.A.	105,665	39,938	—	(2,805)	—	—	—	—	142,798
Janus Brasil Participações S.A.	130,901	49,235	—	(1,738)	4,959	—	—	—	183,357
Radar Propriedades Agrícolas S.A	62,372	(1,688)	1,060	(879)	—	—	(19,565)	(41,300)	—
Radar II Propriedades Agrícolas S.A	33,205	12,751	1,553	(1,854)	—	—	(45,659)	4	—
Rhall Terminais Ltda	—	1,311	—	(1)	—	3,597	—	—	4,907
Termag - Terminal Marítimo de Guarujá S.A.	—	1,850	—	—	—	3,632	—	(757)	4,725
TGG - Terminal de Granéis do Guarujá S.A.	—	3,967	—	(3,143)	—	16,739	—	—	17,563
Terminal XXXIX S.A.	—	4,664	—	—	—	25,985	—	—	30,649
TUP Porto São Luis S.A.	—	801	—	—	393,579	—	—	—	394,380
Other	1,562	16,330	5,243	(2,854)	—	—	(59,906)	41,313	1,688
	333,705	129,159	7,856	(13,274)	398,538	49,953	(125,130)	(740)	780,067

105

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

	At January 1, 2020	Interest in earnings of subsidiaries	Other comprehensive income (loss)	Dividends	Capital increase	Other	At December 31, 2020
Tellus Brasil Participações S.A.	102,342	6,883	—	(3,560)	—	—	105,665
Janus Brasil Participações S.A.	126,087	7,591	—	(3,909)	1,132	—	130,901
Radar Propriedades Agrícolas S.A	59,861	3,512	232	(1,233)	—	—	62,372
Radar II Propriedades Agrícolas S.A	31,976	1,747	45	(563)	—	—	33,205
Other	5,429	(4,019)	(37)	—	10	179	1,562
	325,695	15,714	240	(9,265)	1,142	179	333,705

  Financial information of the subsidiaries and associates:

	December 31, 2021				December 31, 2020
	Assets	Liabilities	Shareholders' equity	Profit in the year	Assets	Liabilities	Shareholders' equity	Profit in the year
Tellus Brasil Participações Ltda	3,296,499	(502,734)	2,793,765	782,220	2,235,872	(169,779)	2,066,093	134,441
Janus Brasil Participações S.A.	4,261,432	(666,361)	3,595,071	1,048,514	2,764,440	(197,906)	2,566,534	143,432
Rhall Terminais Ltda	31,068	(14,708)	16,360	4,073	—	—	—	—
Termag - Terminal Marítimo de Guarujá S.A.	276,284	(252,483)	23,801	11,726	—	—	—	—
TGG - Terminal de Granéis do Guarujá S.A.	253,310	(76,257)	177,053	37,150	—	—	—	—
Terminal XXXIX S.A.	335,511	(273,747)	61,764	10,075	—	—	—	—
TUP Porto São Luis S.A.	455,437	(67,523)	387,914	(7,410)	—	—	—	—

106

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  8.2 Acquisition of subsidiaries

  Accounting policy

  Business combinations are accounted for using the acquisition method. The consideration transferred in the acquisition is generally measured at fair value, as well as the identifiable net assets acquired and liabilities assumed. Any goodwill that arises is tested for impairment annually. Transaction costs are recorded as incurred in the income statement, except if related to the issuance of debt or equity.

  For each business combination, the Company chooses to measure any non-controlling interests in the acquisition:

    at fair value; or
    in its proportionate share of the acquirer's identifiable net assets, which are generally at fair value.

  The consideration transferred does not include amounts related to the settlement of pre-existing relationships. These amounts are generally recognized in the income statement.

  Contingent consideration depends on whether an acquired business achieves goals within a fixed period. Estimates of future performance are required to calculate obligations at the time of acquisition and on each subsequent reporting date. In addition, estimates are necessary to assess the assets and liabilities acquired in business combinations. Intangible assets, such as brands, are commonly an essential part of an acquired business, as they allow us to obtain more value than would otherwise be possible.

  Measurement of fair values

  In measuring fair values, valuation techniques were used considering market prices for similar items, discounted cash flow, among others.

  Since it is a preliminary measurement of fair value, if new information obtained within one year, counting from the acquisition date, about the facts and circumstances that existed on the acquisition date, indicate adjustments in the values mentioned above, or any additional provision that existed on the acquisition date, the acquisition accounting will be revisited. Management's expectation is that only measurements of intangibles could have any impact in relation to this preliminary assessment.

107

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  8.2.1  Radar

  On November 3, 2021, Cosan acquired a 47% equity interest in agricultural property management companies (“Radar Group” or “Acquired”), increasing from 3% to 50%, as shown below:

Acquired name	Interest acquired		Final participation
	Direct	Indirect
Radar Propriedades Agrícolas S.A.	38.94%	8.06%	50.00%
Radar II Propriedades Agrícolas S.A.	47.00%	-	50.00%
Nova Agrícola Ponte Alta S.A.	38.94%	8.06%	50.00%
Nova Amaralina S.A Propriedades Agrícolas	38.94%	8.06%	50.00%
Nova Santa Bárbara Agrícola S.A.	38.94%	8.06%	50.00%
Terras da Ponta Alta S.A.	38.94%	8.06%	50.00%
Castanheira Propriedades Agrícolas S.A.	38.94%	8.06%	50.00%
Manacá Propriedades Agrícolas S.A.	38.94%	8.06%	50.00%
Paineira Propriedades Agrícolas S.A.	38.94%	8.06%	50.00%

  Pursuant to the Shareholders' Agreement, Cosan has the majority of votes in matters of the Executive Board, as well as the power to decide on the activities of the Companies of the Radar Group and, therefore, holds control. The equity interest immediately prior to the acquisition in the Companies of the Radar Group was measured at fair value on the transaction date, therefore, no adjustment was made.

108

  Notes to the financial statements
  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  The acquired companies are managers of agricultural properties, with the capacity to invest in assets with high productive potential in Brazil. This transaction is in line with Cosan's capital allocation strategy, reinforcing the Company's commitment to the development of Brazilian agribusiness and the creation of value for its stakeholders.

  In consideration for the percentage acquired, the price paid for the transaction totaled R$1,572,352, of which R$1,479,404 refers to the principal and R$92,948 to the adjustment of the installments by the IPCA. The consideration will be paid in 4 installments, with the first installment being paid on the 3th of November 2021, in the amount of R$601,856 and the other annual installments of R$295,881, adjusted by the IPCA, with final maturity in September 2024.

  The Company, through independent consultants, assessed the fair value of all assets acquired and liabilities assumed in the opening balance sheet. Based on this assessment, no differences were identified between fair value and book value.

  On the acquisition date, the consolidated shareholders' equity of the Acquired Companies was R$4,231,107 and its capital stock was composed of two shareholders: Cosan (parent company) and Mansilla (non-parent company). The value of the non-controlling interest is shown below considering Mansilla's proportional interest in the acquiree's assets, which is at fair value.

	Participation	Shareholders' equity attributable to non-controlling interests
Mansilla Participações Ltda.	50%	2,115,554

  a)      Identifiable assets acquired and liabilities assumed

  The fair value of the assets and liabilities acquired is shown below:

109

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

Radar Group
Cash and cash equivalents	9,123
Marketable securities	38,675
Accounts receivable from customers	194,715
Receivables from related parties	16,780
Taxes to recover	1,083
Other assets	1,099
Deferred income tax and social contribution	44
Judicial deposits	279
Other financial assets	318,445
Investment properties	3,875,752
Fixed assets	33
Right of use	3,240
Trade payable	(992)
Taxes payable	(11,443)
Related parts	(2,504)
Lease	(3,281)
Advance from customers	(41)
Other obligations	(16,738)
Deferred income tax and social contribution	(192,883)
Provision for contingencies	(279)
Total net identifiable assets at fair value	4,231,107

  Since the acquisition date, the acquired companies contributed to the Company with revenues of R$31,502 and income before taxes of R$49,218. If the business combination had taken place at the beginning of the year, Cosan's revenues would have totaled R$25,221,786, and the profit for the year would have been R$7,744,023.

  b)     Gain from bargain purchase

  The transaction price paid was lower than the shareholders' equity of the acquired companies, generating a gain on bargain purchase shown in the following table:

Transferred consideration	1,572,352
Non-controlling interest measured at fair value	2,115,554
Fair value of Radar's Group pre-existing stake	126,933
Total net identifiable assets at fair value	(4,231,107)
Earned by bargain purchase	(416,268)

110

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  The bargain purchase gain was fiscally realized on December 1, 2021, due to the capital contribution of the investment to FIP Verde Pinho. The Company added the amount to its income tax and social contribution tax base. However, it did not generate a balance of tax payable as there was an accumulated balance of tax losses and a negative basis for CSLL in the current year that absorbed this gain.

  8.2.2  Compass

  On January 30. 2020. the subsidiary Cosan completed the acquisition of 100% of the capital of the following companies:

Acquired name	Description of the operation
Compass Comercializadora de Energia Ltda	Natural gas and electricity trading
Compass Geração Ltda	Natural gas and electricity trading
Compass Energia Ltda	No operation
Black River Participações Ltda	No operation

  Accurate and reliable estimates of the purchase price were made to determine the amount of goodwill paid on the transaction. Goodwill is the difference between the value of the net assets acquired and the price paid for the shares.

  The Company, through independent consultants, estimated the fair value of all assets and liabilities of the acquisition date including fixed assets customer portfolios brands and possibly long-term loans. No material differences were identified between fair value and book value and the net price paid was fully allocated to goodwill.

  The balances of the acquired entities comprise assets and liabilities measured at fair value and therefore no adjustments to fair value and accounting policies were made.

    Identifiable assets acquired and liabilities assumed

111

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  The fair value of the assets and liabilities acquired is shown below:

	Compass Comercializadora	Compass Geração	Compass Energia	Total
Cash and cash equivalents	4.539	177	37	4.753
Trade receivables	12.384	149.163	-	161.547
Advance of suppliers	15	-	-	15
Other current tax receivable	134	89	31	54
Derivative financial instruments	1.377	-	-	1.377
Investments in associates	9	28	-	37
Property. plant and equipment	69	-	-	69
Trade payables	(13.585)	(83.669)	-	(97.254)
Other taxes payable	-	(162)	-	(162)
Other current liabilities	(97)	-	-	(97)
Other financial liabilities	-	(48.007)	-	(48.007)
Dividends payable	-	(508)	-	(508)
Payables to related parties	-	(17.063)	-	(17.063)
Deferred tax liabilities	(468)	-	-	(468)
Total identifiable assets, net	4.377	48	68	4.493

    Goodwill

  The fair value on the date of acquisition of goodwill consisted of the following:

Total
Consideration transferred (i)	99,385
Total net assets acquired and liabilities assumed at fair value	4,493
Goodwill	94,892

  (i)                   Consideration transferred net of acquired cash R$ 94,631.

  Information obtained about facts and circumstances existing on the acquisition date may result in adjustments to the allocation of goodwill. The goodwill of R$94,892 comprises the amount of future economic benefits from the acquisition.

  Goodwill represents the portion of the purchase price greater than the sum of the net fair value of all assets acquired in the acquisition and liabilities assumed in the process. The useful life of the goodwill is indefinite and the balance of this asset is evaluated annually by the Company. or when there is an indication of impairment using the discounted cash flow method.

112

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

	Nature	Evaluation methodology	Fair value	Useful life
Goodwill	Represent the portion of the purchase price that is higher than the sum of the net fair value all of the assets purchased in the acquisition and the liabilities assumed in the process.	Discounted cash flow	94.892	Indefinite

  If the acquired subsidiaries had been consolidated since January 1, 2020, the consolidated statement of income for the year ended on December 31, 2020, would have net income of R$13,660,394 and net profit of R$903,166.

  8.3 Non-controlling interests in subsidiaries

  Accounting policy

  Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is. as transactions with the owners in their capacity as owners.

  Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company elimination.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Compass Gás e Energia	714,190,095	85,702,404	12.00%
Comgás	132,520,587	1,139,210	0.86%
Cosan Lubes	34,963,764	10,489,129	30.00%
Payly Soluções de Pagamentos S.A.	78,527,201	19,631,324	25.00%
Rumo S.A.	1,854,158,791	1,291,629,301	69.65%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	4,000	2.50%
Sinlog Tecnologia em Logística S.A.	86,370	23,967	27.75%
TTA – SAS Techniques et Technologie Appliquées (i)	10,521	-	-
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Radar Propriedades Agrícolas S.A.	1,266,986	633,493	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	50.00%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	50.00%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	50.00%
Nova Amaralina S.A.	30,603,159	15,301,580	50.00%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	50.00%
Manacá Propriedades Agrícolas S.A.	128,977,921	64,488,961	50.00%
Castanheira Propriedades Agrícolas S.A.	83,850,838	41,925,419	50.00%

  (i)                  Acquisition of non-controlling interests. as described in Note 8.1. item (iv).

  The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests before any intra-group elimination.

113

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

	At January 1, 2021	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income (loss)	Dividends	Capital increase	Merged assets, net (note 1.1)	Other	At December 31, 2021
Comgás	24,729	17,524	—	625	(14,184)	—	—	(228)	28,466
Compass Gás e Energia (i)	32,880	74,390	(1,505,311)	7,698	(97,187)	2,250,015	—	(1,053)	761,432
Rumo S.A.	—	28,534	(318,323)	905	(31,231)	—	10,831,204	16,688	10,527,777
Sinlog Tecnologia em Logística S.A.	—	(3,539)	4,904	—	—	541	4,643	—	6,549
Cosan Limited Partners Brasil	—	(104)	(169)	—	—	—	287	—	14
Cosan Lubes	582,283	87,823	—	13,037	—	—	—	—	683,143
TTA	15,834	2,001	(16,822)	(1,013)	—	—	—	—	—
Payly	2,423	(1,571)	—	—	—	1,750	—	—	2,602
Violeta Fundo de Investimento Multimercado (Note 8.2.1)	—	22,502	—	900	(19,854)	—	—	2,115,554	2,119,102
	658,149	227,560	(1,835,721)	22,152	(162,456)	2,252,306	10,836,134	2,130,961	14,129,085

  (i)                  Sales of interest, as described in Note 8.1, item (i).

	At January 1, 2020	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase / (decrease)	Other	At December 31, 2020
Comgás	24,569	9,200	—	484	(9,535)	—	11	24,729
Compass Gás e Energia (i)	—	7,848	30,431	552	(5,986)	—	35	32,880
CLI	470,497	44,816	—	66,970	—	—	—	582,283
TTA	10,057	1,694	—	4,083	—	—	—	15,834
Payly	2,359	(6,602)	—	—	—	6,666	—	2,423
	507,482	56,956	30,431	72,089	(15,521)	6,666	46	658,149

114

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  Summarized statement of financial position:

	Compass		Comgás		CLI		Rumo		Cosan Investimentos
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Current
Assets	1,929,639	397,678	4,148,735	4,225,788	1,327,472	1,047,938	1,161,027	—	147,662	—
Liabilities	(28,374)	(21,076)	(4,538,385)	(3,610,144)	(755,995)	(616,427)	(760,522)	—	(50,038)	—
Net current assets	1,901,265	376,602	(389,650)	615,644	571,477	431,511	400,505	—	97,624	—

Non-current
Assets	4,453,679	2,944,593	8,122,763	9,855,557	1,946,181	1,893,901	21,568,088	—	4,337,142	—
Liabilities	(10,296)	—	(6,627,895)	(7,594,604)	(229,802)	(360,077)	(7,173,172)	—	(196,562)	—
Net non-current assets	4,443,383	2,944,593	1,494,868	2,260,953	1,716,379	1,533,824	14,394,916	—	4,140,580	—

Equity	6,344,648	3,321,195	1,105,218	2,876,597	2,287,856	1,965,335	14,795,421	—	4,238,204	—

  Summarized statement of profit or loss and other comprehensive income:

	Compass		Comgás		CLI		Rumo		Cosan Investimentos
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net sales	—	—	11,709,713	8,317,691	2,608,680	1,911,541	772,714	—	31,502	—
Profit before taxes	1,710,947	920,426	2,274,269	1,597,960	310,500	150,930	198,239	—	49,218	—
Income tax expenses	14,164	10,839	(155,148)	(527,812)	(15,742)	(1,484)	(47,701)	—	(4,215)	—
Profit for the year	1,725,111	931,265	2,119,121	1,070,148	294,758	149,446	150,538	—	45,003	—
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	—
Total comprehensive income	1,725,111	931,265	2,119,121	1,070,148	294,758	149,446	150,538	—	45,003	—

Comprehensive income attributable to non-controlling interests	207,012	111,751	18,217	9,200	88,427	44,834	104,850	—	22,502	—
Dividends paid	982,752	600,000	1,649,653	1,135,669	—	—	—	—	—	—

115

  Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)

  Summarized statements of cash flows:

	Compass		Comgás		CLI		Rumo		Cosan Investimentos
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net cash (used in) generated operating activities	(44,974)	(18,045)	2,539,222	2,111,551	95,461	71,654	(15,679)	—	21,690	—
Net cash (used in) generated investing activities	(26,764)	776,872	(1,025,104)	(1,768,298)	77,742	(38,910)	(1,469,750)	—	49,227	—
Net cash generated (used in) financing activities	1,265,679	(525,030)	(2,202,275)	198,890	(13,766)	14,874	714,115	—	(15,650)	—
Increase (decrease) cash and cash equivalents	1,193,941	233,797	(688,157)	542,143	159,437	47,618	(771,314)	—	55,267	—

Cash and cash equivalents at the beginning of year	232,819	4	1,610,548	1,083,410	492,619	319,733	1,568,667	—	—	—
Effect of exchange rate fluctuations on cash held	(13,898)	(982)	(30,741)	(15,005)	109,642	125,268	(5,551)	—	—	—
Cash and cash equivalents at the end of year	1,412,862	232,819	891,650	1,610,548	761,698	492,619	791,802	—	55,267	—

116

               Notes to the financial statements

  (In thousands of Brazilian Reais - R$, unless otherwise stated)
9  Investment in joint venture

Accounting policy

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.

The Company’s investment in joint venture is stated in the statement of financial position at the Company’s share of net assets under the equity method of accounting, less any impairment losses. If applicable, adjustments are made to bring into line any dissimilar accounting policies that may exist. The Company’s share of the results and reserves of joint venture is included in the statement of profit or loss, other comprehensive income and changes in equity, respectively. Unrealized gains and losses resulting from transactions between the Company and it joint venture is eliminated to the extent of the Company investment in the joint venture, except where unrealized losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of joint venture is included as part of the Company’s investment in joint venture and, when necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with CPC 01 / IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with it carrying amount.

The Company’s investment in joint venture is treated as non-current assets and are stated at cost less any impairment losses.

When an investment in a joint venture is classified as held for sale, it is accounted for in accordance with CPC 31 / IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

117

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Changes to investment in joint venture were as follows:

	Before the reorganization
	Raízen Combustíveis S.A.	Raízen Energia S.A.	Reorganization (Note 1.2.8)	Raízen S.A.
Shares issued by the joint venture	1,661,418,472	7,243,283,198	1,447,807,814	10,352,509,484
Shares held by Cosan	830,709,236	3,621,641,599	105,246,282	4,557,597,117
Cosan ownership interest	50%	50%	-6%	44.02%

At January 1, 2020	3,212,601	4,336,359	—	7,548,960
Interest in earnings of joint ventures	332,240	250,761	—	583,001
Other comprehensive (losses) income	376,053	(446,001)	—	(69,948)
Interest on capital	(73,388)	—	—	(73,388)
Dividends	—	(417)	—	(417)
At December 31, 2020	3,847,506	4,140,702	—	7,988,208
Interest in earnings of joint ventures (i)	448,124	(72,609)	4,215,116	4,590,631
Other comprehensive (losses) income	215,787	(491,548)	(73,416)	(349,177)
Interest on capital (ii)	(100,318)	—	(122,480)	(222,798)
Corporate reorganization (Note 1.2.8)	—	(3,204,832)	3,204,832	—
Dividends (ii)	(716,230)	(371,713)	17,742	(1,070,201)
At December 31, 2021	3,694,869	—	7,241,794	10,936,663

(i)

As disclosed in Notes 1.2.9 and 1.2.10, the conclusion of Raízen's IPO and the acquisition of Biosev resulted in two capitalizations in Raízen's equity of R$6,599,987 and R$2,347,281, respectively. Such capitalizations resulted in a dilution of Cosan S.A.'s interest in Raízen without the loss of shared control, keeping the investment classified as a joint venture and, therefore, all resulting gains and losses were recognized in income for the period, as shown below:

Reduction on previously held interest	(896,817)
Subscribed cash interest at the IPO	2,929,872
Exercise of subscription bonus - Hédera	1,043,347
Other comprehensive income *	(82,243)
Gain on dilution	2,994,159
Profit for the year	1,596,472
Interest in earnings	4,590,631

                       * Reclassification as part of the partial disposal.

(ii)             Proposed amount in the period, of which R$819,729 were paid.

According to the terms of the joint venture, the Company is responsible for certain legal proceedings that existed before the formation of Raizen, net of judicial deposits on April 1, 2011, as well as tax installments under the terms of the tax amnesty and Refinancing Program recorded in “Other taxes payable”. In addition, Cosan granted Raizen access to a credit line (stand-by) in the amount of U.S.$350,000 thousand, unused on December 31, 2021.

118

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The statement of financial position and statement of profit or loss of the joint venture are disclosed in Note 4 – Segment information.

As of December 31, 2021, the Company was in compliance with the covenants of the contracts that govern the respective joint venture.

10 Property, plant and equipment, intangible assets, goodwill and contract asset

Accounting policy

Reduction to recoverable value

The recoverable amount is determined based on calculations of the value in use, using the discounted cash flow determined by Management based on budgets that take into account the assumptions related to each business, using information available in the market and previous performance. Discounted cash flows were drawn up over a ten-year period and carried forward in perpetuity without considering a real growth rate. Management understands the use of periods longer than five years in the preparation of discounted cash flows is appropriate for purposes of calculating the recoverable amount, as it reflects the estimated time of use of the asset and the business groups.

The Company performs annually a review of impairment indicators for intangible assets with defined useful lives, property, plant and equipment and right-of-use assets. Also, an impairment test is undertaken for goodwill and intangible assets with indefinite useful lives. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

Assumptions used in discounted cash flow projections – estimates of future business performance, cash generation, long term growth and discount rates are used in our assessment of impairment of assets at the statement of financial position date. No reasonably plausible change to a key assumption would cause harm. The main assumptions used to determine the recoverable value of the different cash-generating units to which goodwill is allocated are explained below.

119

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

10.1 Property, plant and equipment

Accounting policy

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

Subsequent expenditure is capitalized only when it is probable that the future economic benefits associated with the expenditure will flow to the Company. Ongoing repairs and maintenance are expensed as incurred.

They are depreciated from the date they are available for use or, in respect of constructed assets, from the date that the asset is completed and ready for use.

Depreciation is calculated on the carrying value of property, plant and equipment less their estimated residual values using the straight-line basis over their estimated useful lives, recognized in profit or loss, unless it is capitalized as part of the cost of another asset. Land is not depreciated.

Depreciation methods, such as useful lives and residual values, are reviewed at the end of each year, or when there is a significant change without an expected consumption pattern, such as a relevant incident and technical obsolescence. Any adjustments are recognized as changes in accounting estimates, if appropriate.

The long duration of useful life calculated linearly over the calculated useful life, as follows:

Buildings and improvements 4% - 5%

Machinery, equipment and installations 8% - 11%

Other 10% - 20%

Wagons 2.9% - 6%

Locomotives 3.3% - 8%

Permanent ways 3% - 4%

Furniture and utensils 10% - 15%

Computer equipment 20%

120

115Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

a)      Reconciliation of carrying amount

	Consolidated							Parent Company
	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (i) | (iii)	Permanent easement (iii)	Construction in progress	Other	Total	Total
Cost
At January 1, 2020	232,787	201,787	—	—	30,162	97,070	561,806	71,181
Additions	—	1,669	—	—	52,713	1,048	55,430	10,480
Disposals	(64)	(2,113)	—	—	—	(3,023)	(5,200)	(132)
Transfers (iii)	8,785	58,065	—	—	(30,092)	23,521	60,279	—
Effect of exchange rate fluctuations	20,934	30,444	—	—	640	17,235	69,253	—
At December 31, 2020	262,442	289,852	—	—	53,423	135,851	741,568	81,529
Corporate reorganization (Note 1.1)	1,357,217	1,152,944	6,720,454	7,530,328	3,146,532	374,622	20,282,097	4,073
Business combination (Note 8.2.1)	—	—	—	—	—	41	41	—
Additions	265	7,678	743	6,501	3,253,054	797	3,269,038	3,175
Disposals	(81)	(36,189)	(111,092)	(758)	—	(86,027)	(234,147)	(1,721)
Transfers (ii)	375,660	552,617	1,128,784	1,218,930	(3,208,495)	12,812	80,308	(5,650)
Effect of exchange rate fluctuations	5,662	7,712	—	—	139	3,646	17,159	—
At December 31, 2021	2,001,165	1,974,614	7,738,889	8,755,001	3,244,653	441,742	24,156,064	81,406

Depreciation
At January 1, 2020	(70,597)	(88,281)	—	—	—	(22,891)	(181,769)	(13,865)
Additions	(16,001)	(21,601)	—	—	—	(12,112)	(49,714)	(6,241)
Disposals	7	1,188	—	—	—	2,367	3,562	36
Transfers (iii)	(7,333)	(38,107)	—	—	—	(18,299)	(63,739)	—
Effect of exchange rate fluctuations	(8,032)	(15,636)	—	—	—	(9,244)	(32,912)	—
At December 31, 2020	(101,956)	(162,437)	—	—	—	(60,179)	(324,572)	(20,070)
Corporate reorganization (Note 1.1)	(415,398)	(579,129)	(2,561,600)	(2,647,648)	(13,379)	(27,699)	(6,244,853)	(1,349)
Additions	(78,080)	(181,359)	(444,431)	(465,586)	—	(27,852)	(1,197,308)	(7,988)
Disposals	3,922	35,165	103,360	196	—	82,574	225,217	1,008
Transfers (ii)	(24,461)	9,549	60,621	(2,603)	—	(176)	42,930	—
Effect of exchange rate fluctuations	(2,645)	(4,331)	—	—	—	(1,949)	(8,925)	—
At December 31, 2021	(618,618)	(882,542)	(2,842,050)	(3,115,641)	(13,379)	(35,281)	(7,507,511)	(28,399)
At December 31, 2020	160,486	127,415	—	—	53,423	75,672	416,996	61,459
At December 31, 2021	1,382,547	1,092,072	4,896,839	5,639,360	3,231,274	406,461	16,648,553	53,007

(i)            On December 31, 2021, railcars and locomotives in the amount of R$ 745,203 were pledged to guarantee bank loans (Note 5.6).

(ii)            Transfers of property, plant and equipment as a result of capitalization and other reclassifications of said assets.

b)      Capitalization of borrowing costs

At Rumo, during the year ended December 31, 2021, R$70,609 was capitalized in fixed assets, at a weighted average rate of 11.81% p.a.

In the indirect subsidiary TRSP, during the year ended December 31, 2021, R$7,512 were capitalized in fixed assets, at a weighted average rate of 2.78% p.a.

121

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

10.2 Intangible assets and goodwill

Accounting policy

a) Goodwill

Goodwill is initially recognized based on the business combination accounting policy (see note 8.2). Its value is measured at cost, less accumulated impairment losses.

Goodwill acquired in a business combination is allocated to the Company’s cash-generating units (“CGU”), or groups of CGUs, that are expected to benefit from the synergies of the combination.

b) Other intangible assets

Other intangible assets that are acquired by the Company and have a short life are measured at cost, less accumulated amortization and any accumulated impairment losses.

c) Customer relationships

Costs incurred on development of gas systems for new customers (including pipelines, valves, and general equipment) are recognized as intangible assets and amortized over the contract period.

Costs incurred with the customer portfolio and right-of-use and operating agreements are recognized as intangible assets and amortized over the term of the agreement.

d) Concession rights

The subsidiary Comgás has a public concession agreement for a gas distribution service in which the Granting Authority controls which services will be provided and the price, in addition to holding a significant interest in the infrastructure at the end of the concession. This concession agreement represents the right to charge users for the supply of gas during the term of the agreement. Therefore, the subsidiary recognizes this right as an intangible asset.

Intangible assets comprise: (i) the concession right recognized in the business combination of the subsidiary Comgás, which is being amortized over the concession period on a straight-line basis, considering the extension of distribution services for another twenty years; and (ii) the acquired or constructed assets underlying the concession necessary for the distribution of gas, which is being depreciated to correspond to the period in which the future economic benefits of the asset are expected to revert to the Company, or the final term of the concession , what happens first. This period reflects the economic useful life of each of the underlying assets that make up the concession. This economic useful life is also used by ARSESP to determine the basis for measuring the tariff for the provision of services under the concession.

122

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The amortization of intangible assets reflects the expected pattern for the use of future economic benefits by the Company, which corresponds to the useful life of the assets that make up the infrastructure in accordance with the provisions of ARSESP.

Amortization of assets is discontinued when the respective asset is used or written off in full and is no longer included in the calculation basis of the concession service fee, whichever occurs first.

e) Rumo’s concession rights

Rumo’s concession rights generated in the business combination of Rumo Malha Norte S.A. (“Rumo Malha Norte”) was fully allocated to Rumo Malha Norte concession and amortized on a straight-line basis.

f) Subsequent expenditure

Subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are recognized in profit or loss as incurred.

g) Amortization

Except for goodwill, intangible assets are amortized on a straight-line basis over their estimated useful lives, from the date they are available for use or acquired.

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted, if appropriate.

123

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Consolidated							Parent Company
	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total	Total
Cost
At January 1, 2020	801,731	10,112,064	—	46,170	829,091	252,535	12,041,591	15,294
Additions	—	—	—	—	111,656	7,704	119,360	150
Disposals	94,892	—	—	—	—	—	94,892	—
Transfers	—	(48,442)	—	—	(131)	(12,474)	(61,047)	—
Effect of exchange rate fluctuations	—	695,140	—	3,697	12,735	52,949	764,521	18
Discontinued operation	80,684	—	—	13,541	75,861	10,848	180,934	—
At December 31, 2020	977,307	10,758,762	—	63,408	1,029,212	311,562	13,140,251	15,462
Corporate reorganization (Note 1.1)	111,413	8,017,957	343,348	—	—	235,724	8,708,442	—
Additions	24,696	765	35,834	—	155,469	2,286	219,050	292
Disposals (ii)	(224)	(169,815)	—	—	(44)	(3,828)	(173,911)	(38)
Transfers (i)	—	1,008,855	—	—	394,949	(40,052)	1,363,752	15
Effect of exchange rate fluctuations	19,625	—	—	3,232	24,481	3,361	50,699	—
At December 31, 2021	1,132,817	19,616,524	379,182	66,640	1,604,067	509,053	23,308,283	15,731

Amortization:
At January 1, 2020	—	(1,982,241)	—	(9,201)	(410,449)	(174,019)	(2,575,910)	(11,995)
Additions	—	(368,459)	—	—	(86,162)	(69,591)	(524,212)	(1,258)
Disposals	—	17,030	—	—	111	4,820	21,961	—
Transfers	—	(10)	—	—	5,181	867	6,038	(18)
Effect of exchange rate fluctuations	—	—	—	—	(17,978)	(4,854)	(22,832)	—
At December 31, 2020	—	(2,333,680)	—	(9,201)	(509,297)	(242,777)	(3,094,955)	(13,271)
Corporate reorganization (Note 1.1)	—	(1,144,572)	(157,411)	—	—	(164,684)	(1,466,667)	—
Additions	—	(568,150)	(9,876)	—	(116,860)	(35,017)	(729,903)	(694)
Disposals (ii)	—	152,236	—	—	114	3,828	156,178	38
Transfers	—	(16,093)	—	—	(395,202)	30,208	(381,087)	—
Effect of exchange rate fluctuations	—	—	—	—	(7,363)	(2,988)	(10,351)	—
At December 31, 2021	—	(3,910,259)	(167,287)	(9,201)	(1,028,608)	(411,430)	(5,526,785)	(13,927)
At December 31, 2020	977,307	8,425,082	—	54,207	519,915	68,785	10,045,296	2,191
At December 31, 2021	1,132,817	15,706,265	211,895	57,439	575,459	97,623	17,781,498	1,804

(i)                   Contract asset transfers, the amount also includes a portion of the intangible asset that was reclassified to the financial asset.

(ii)                  Includes the amount of R$ 142,316 related to the write-off of fully depreciated assets.

124

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

 a)                  Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization	December 31, 2021	December 31, 2020
Comgás (i)	2.00%	8,953,495	8,425,082
Rumo(ii)	1.59%	6,752,770	—
		15,706,265	8,425,082

Operating license for port terminal	3.70%	211,895	—
		211,895	—
Trademarks
Comma	Undefined	57,439	54,207
		57,439	54,207
Customers relationship
Comgás	20.00%	276,811	210,038
Moove	5% to 20%	297,286	309,877
Other	20.00%	1,362	—
		575,459	519,915
Other
Software license	20.00%	46,770	18,478
Other	20.00%	50,853	50,307
		97,623	68,785
Total		16,648,681	9,067,989

(i)

Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets.

(ii)	Refers to the railroad concession right agreement of Rumo. The amount will be amortized until the end of the concession in 2079.

125

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

b)     Impairment testing of cash-generating units (“CGU”) goodwill

The combined carrying amounts of goodwill allocated to each cash-generating unit are as follows:

	31/12/2021	31/12/2020
Cash generating unit – Moove	916,742	882,373
Cash generating unit – Compass	94,891	94,891
Cash generating unit – Logística	100,451	-
Cash generating unit – Cosan – Other Business	20,733	43
	1,132,817	977,307

In general, the Company's future cash flow projections apply growth rates of 3% (3.3% in 2020), which in no case are increasing or exceeding the average long-term growth rates for the industry and country in particular.

Cash flows are discounted at a pre-tax rate to calculate their present value. Discount rates, before tax and expressed in nominal terms, were between 8.3% and 12.2% (between 8.3% and 9.3% in 2020).

The annual impairment test used assumptions of which we list some:

Assumptions	% annual
Risk-free fee (T-Note 10y)	1.46%
Inflation (BR)	3.00%
Inflation (US)	2.16%
Inflation (UK)	2.04%
Country risk premium (BR)	3.68%
Country risk premium (UK)	0.51%
Country risk premium (ARG)	10.21%
Market risk premium	5.63%
Tax rate (BR)	34.00%
Tax rate (UK)	19.00%
Tax rate (ARG)	30.00%

On December 31, 2020, the Logistics CGU recorded a provision for impairment in the amount of R$143,987 referring to the concession of Rumo Malha Oeste S.A. (“Rumo Malha Oeste”), of which R$143,018 refers to property, plant and equipment and R$966 refers to up to the right of use. During the year ended December 31, 2021, no changes were identified in the 2020 valuations for a provision revaluation. Additionally, management filed a re-bidding request for Rumo Malha Oeste to extend the concession period and, thus, reinvest in the rail network.

126

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

As of December 31, 2021, no impairment charge on assets and goodwill was recognized. The determination of the recoverability of the assets depends on certain key assumptions, as described above, which are influenced by the market, technological and economic conditions prevailing when this recovery is tested and, therefore, it is not possible to determine whether further reductions in the recoverable value will occur in the future and, if they occur, whether they would be material.

10.3 Contract asset

Accounting policy

Contract assets are measured at acquisition cost, including capitalized borrowing costs. When the assets come into operation, the depreciable values within the concession agreement are transferred to intangible assets. Comgás reassess useful lives, whenever such assessment indicates that amortization period will exceed concession contract term, a portion of the asset is converted into financial asset as it represents an account receivable from the concession authority. Such classification is in accordance with IFRIC 12 “Service Concession Arrangements.”

	Comgás	Moove	Total
Cost:
At December 31, 2019	594,601	5,940	600,541
Discontinued operation	885,631	571	886,202
Transfers to intangible assets (i)	(793,542)	2,737	(790,805)
At December 31, 2020	686,690	9,248	695,938
Additions	1,020,176	37,203	1,057,379
Disposals	—	(25,439)	(25,439)
Transfers to intangible assets (i)	(1,021,896)	—	(1,021,896)
At December 31, 2021	684,970	21,012	705,982

(i)                    The amount of transfers also includes a portion of the intangible asset that was reclassified to a financial asset.

127

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

a)      Capitalization of borrowing costs

During the year ended December 31, 2021, the indirect subsidiary Comgás capitalized R$33,829 at a weighted average rate of 8.45% p.a. (R$36,522 at a weighted average rate of 7.40% p.a. on December 31, 2020).

10.4 Right-of-use

Accounting policy

The right-of-use asset is measured initially at cost, which comprises the initial measurement amount of the lease liability, adjusted for any lease payments made through the commencement date, plus any initial direct costs incurred by the lessee and an estimate of the costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the location in which it is located, or restoring the underlying asset to the condition required by the terms and conditions of the lease, less any lease incentives received.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the lessee at the end of the lease term, or if the cost of right-of-use asset reflects that the lessee will exercise the purchase option. In this case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as that of the property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The subsidiary Rumo evaluated its railway concessions within the scope of the IFRIC 12 / CPC 01 Concession Contracts interpretation and, as it did not meet the terms within the scope of this interpretation, it registered its concession contracts as a right of use.

128

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Consolidated							Parent Company
	Land, buildings and improvements (i)	Machinery, equipment and facilities	Freight cars and locomotives	Software	Vehicles	Port and rail infrastructure	Total	Total
Cost:
At January 1, 2020	54,715	6,315	—	—	—	—	61,030	21,618
Additions	30,023	10,202	—	—	—	—	40,225	9,001
Contractual adjustments	1,036	—	—	—	—	—	1,036	1,035
Effect of exchange rate fluctuations	9,197	(707)	—	—	—	—	8,490	—
At December 31, 2020	94,971	15,810	—	—	—	—	110,781	31,654
Corporate reorganization (Note 1.1)	282,565	31,857	937,268	87,028	13,925	7,440,652	8,793,295	11,561
Business combination (Note 8.2.1)	3,240	—	—	—	—	—	3,240	—
Additions	73,039	47,097	43	—	15,219	15,108	150,506	6,314
Contractual adjustments	41,663	47,960	1,299	—	41	304,213	395,176	—
Disposals	(12,121)	(2,836)	—	—	—	—	(14,957)	—
Transfers	(230,004)	—	—	—	—	40,340	(189,664)	—
Effect of exchange rate fluctuations	1,530	2,561	—	—	(86)	—	4,005	—
At December 31, 2021	254,883	142,449	938,610	87,028	29,099	7,800,313	9,252,382	49,529

Amortization:
At January 1, 2020	(8,033)	(1,592)	—	—	—	—	(9,625)	(2,933)
Additions	(6,088)	(6,365)	—	—	—	—	(12,453)	—
Disposals	(3,913)	—	—	—	—	—	(3,913)	(3,912)
Effect of exchange rate fluctuations	(1,072)	506	—	—	—	—	(566)	—
At December 31, 2020	(19,106)	(7,451)	—	—	—	—	(26,557)	(6,845)
Corporate reorganization (Note 1.1)	(100,177)	(6,759)	(362,498)	(13,252)	(13,618)	(478,741)	(975,045)	(3,131)
Additions	(29,561)	(15,771)	(36,720)	(3,707)	(1,542)	(276,965)	(364,266)	(5,382)
Transfers	77,310	—	—	—	—	(20,930)	56,380	—
Disposals	3,880	2,229	—	—	—	—	6,109	—
Effect of exchange rate fluctuations	(265)	(1,506)	—	—	35	—	(1,736)	—
At December 31, 2021	(67,919)	(29,258)	(399,218)	(16,959)	(15,125)	(776,636)	(1,305,115)	(15,358)
At December 31, 2020	75,865	8,359	—	—	—	—	84,224	24,809
At December 31, 2021	186,964	113,191	539,392	70,069	13,974	7,023,677	7,947,267	34,171

(i)     On June 16, 2021, the subsidiary Rumo exercised a purchase option on the Rondonópolis Railway Terminal in the amount of R$184,100 (historical cost), which is being leased to the subsidiary Rumo Malha Norte S.A.

129

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

10.5 Investment properties

Accounting policy

Investment properties are initially valued at cost, including transaction costs. After initial recognition, investment properties are measured at fair value, which reflects market conditions at the balance sheet date, with changes recognized in the income statement. Revenue from the sale of agricultural properties is not recognized in income until (i) the sale is completed, (ii) the Company determines that payment by the buyer is probable; (iii) revenue can be measured reliably; and (iv) the Company has transferred the ownership risks to the purchaser, and no longer has any involvement in the property. Gains on the sale of agricultural properties are presented in the income statement as net income and the cost is presented as cost of properties sold.

The fair value of agricultural properties was determined based on the direct comparative method of market data applied to transactions with similar properties (type, location and quality of the property), and to some extent based on sales quotations for potential transactions with comparable assets (level 3). The methodology used to determine fair value takes into account direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, use of land (type of crop) and rainfall, among other data, in line with the standards issued by the Brazilian Association of Technical Standards (ABNT). Significant unobservable inputs range from 6.5% p.a. and 9% p.a. on December 31, 2021.

The portfolio is evaluated annually by external experts, and is periodically reviewed by in-house professionals technically qualified to carry out this type of evaluation.

130

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The balances of investment properties are shown below:

Investment properties
December 31, 2020	—
Subsidiary acquisition (Note 8.2)	3,875,752
Variation in fair value, net	17,116
Property Transfer Tax provision	(6,450)
Other	278
December 31, 2021	3,886,696

11 Commitments

Commitments to supply contracts

Considering the current gas supply contracts, the subsidiary Comgás has a total financial commitment in an estimated present value of R$7,745,842, whose value includes the minimum established in the contract both in commodities and in transport, with a term until December 2023.

12  Concessions payable and commitments

Accounting policy

The balance of lease installments involved in lawsuits with the granting authority is recorded in this account. The initial registration takes place at the amount of the installment at maturity, by transferring the “Leases” account. Subsequently, the values are corrected by Selic.

Balances paid in installments with the Granting Authority are kept in this account. The initial registration is for the amount remaining due from the resolution of the dispute. The values are corrected by Selic until payment.

This account also includes balances payable in connection with the granting of concession rights (“Concessions”), initially recorded as a contra entry to intangible assets (Note 10.2). Subsequent measurement occurs at the effective rate.

131

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

.

December 31, 2021
Court discussion:
Rumo Malha Paulista	55,170
Rumo Malha Oeste	1,747,233
1,802,403
Railroad concession:
Rumo Malha Paulista	1,145,450
1,145,450
Payables:
Rumo Malha Sul	85,713
Rumo Malha Paulista	20,682
106,395
Total	3,054,248

Current	160,771
Non-current	2,893,477

Lease and Court Discussion:

On July 21, 2020, the Company filed with the Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT,” a request to qualify for a new bidding process to third parties of the object of the Concession Contract signed between Rumo Malha Oeste and the Brazilian government, through the Ministry of Transport (“Re-bidding Process”), according to Federal Law No. 13,448 of June 5, 2017, and regulated by Decree No. 9,957 of August 7, 2019.

Judicial deposits concerning the above claims totaled R$ 22,119.

132

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Leases and grants under IFRS16 (Note 5.8)

December 31, 2021
Leases:
Rumo Malha Sul	623,155
Rumo Malha Paulista	508,169
Rumo Malha Oeste	216,101
Elevações Portuárias	97,046
Portofer	13,921
1,458,392
Grants:
Rumo Malha Paulista (renewal)	590,594
Malha Central	614,410
1,205,004
Total	2,663,396

Current	274,774
Non-current	2,388,622

Investment commitments

The sub-concession contracts to which Rumo, through its subsidiaries, is a party, often include commitments to execute investments with certain characteristics during the term of the contract. We can highlight:

The amendment to the concession of Rumo Malha Paulista, which foresees the execution long with the concession of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$6,100,000 (value updated until December 2017). Of this amount, around R$3,000,000 comprise the obligations, whose physical execution was 16%.

133

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Rumo Malha Central sub-concession contract provides for investments with a fixed term (one to three years from the signing of the contract), estimated by ANTT at R$645,573. As of December 31, 2021, the physical execution of the obligation book projects was 65%.

The port elevation concession and lease agreement provide for investments aimed at improving and modernizing the facilities and equipment allocated therein, estimated in the amount of R$340,000. As of December 31, 2021, the subsidiary had made investments at a cost of R$270,629.

13  Other taxes payable

Accounting policy

The Company is subject to different taxes and contributions, such as municipal, state and federal taxes, taxes on deposits and withdrawals from bank accounts, taxes on turnover, regulatory fees and income tax, among others, which represent expenses for the Company. It is also subject to other taxes on its activities that generally do not represent an expense.

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Tax amnesty and refinancing program	194,228	193,352	200,664	199,587
ICMS – State VAT	—	—	278,351	182,227
COFINS – Revenue tax	48,229	44,428	88,214	62,801
PIS – Revenue tax	8,530	12,581	15,082	16,264
INSS – Social security	22,293	15,085	34,215	19,026
Withholding income tax	—	—	11,024	5,915
Other	3,099	1,155	55,559	28,151
	276,379	266,601	683,109	513,971

Current	134,956	125,368	536,220	367,076
Non-current	141,423	141,233	146,889	146,895
	276,379	266,601	683,109	513,971

The amounts due in non-current liabilities have the following maturity schedule:

134

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
13 to 24 months	3,654	4,440	4,370	5,131
25 to 36 months	798	2,452	1,514	3,143
37 to 48 months	—	787	716	1,478
49 to 60 months	—	—	716	691
61 to 72 months	136,971	133,554	137,687	134,151
73 to 84 months	—	—	716	691
85 to 96 months	—	—	716	691
Over 96 months	—	—	454	919
	141,423	141,233	146,889	146,895

14   Income tax and social contribution

Accounting policy

The income taxes rate is 34%. Current tax and deferred tax are recognized in profit or loss except for some transactions that are recognized directly in equity or in other comprehensive income.

a)      Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

b)     Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes and tax loss.

The measurement of deferred tax reflects the way the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

135

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority and the same taxable entity.

c)      Tax exposure

In determining the amount of current and deferred tax, the Company considers the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

d)     Recoverability of deferred income tax and social contribution

In assessing the recoverability of deferred taxes, management considers the projections of future taxable income and movements of temporary differences. When it is not probable that part or all the taxes will be realized, the tax asset is reversed. There is no expiration date for the use of tax loss carryforwards and negative bases, but the use of these accumulated losses of previous years is limited to 30% of annual taxable income.

136

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

a)    Reconciliation of income and social contribution tax expenses

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

Profit before taxes	5,495,300	674,465	5,900,023	1,166,665
Income tax and social contribution nominal rate (34%)	(1,868,402)	(229,318)	(2,006,008)	(396,666)

Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income) (i)	2,364,014	430,613	1,734,521	203,491
Differences in tax rates on earnings (losses) of overseas companies	(7,880)	—	(40,172)	(16,020)
Granted income tax incentive	—	—	134,245	—
Share-based payment transactions	450	9,511	450	9,511
Interest on shareholders’ equity	(55,052)	(9,285)	(72,804)	(24,773)
Non-deductible expenses (donations, gifts, etc.)	—	—	(28,083)	(3,687)
Tax losses not recorded	—	—	(160,126)	(9,591)
ICMS benefit - extemporaneous tax credits (ii)	—	—	290,745	—
ICMS benefit - current period (iii)	—	—	118,107	—
Rate difference	—	—	5,577	—
Goodwill amortization effect	—	—	1,059	—
Amortization of the effects on formation of joint ventures (iv)	402,571	—	402,571	—
Other (v) (vi)	(207,785)	(24,128)	70,671	(20,116)
Income tax and social contribution (current and deferred)	627,916	177,393	450,753	(257,851)

Effective rate - %	(11.43%)	(26.30%)	(7.64%)	22.10%

(i)	Equity, in the amount of R$129,792, referring to the amortization of the surplus value of Raizen, is treated as a temporary difference.
(ii)	In the current year, the subsidiary Comgás recognized an extemporaneous credit in the amount of R$ 358,898 (R$ 290,745 principal and R$ 68,152 interest), used through its offset against IRPJ, CSLL, PIS and COFINS payable due in the year , related to the overpayments of Income Taxes (Imposto de Renda Pessoa Jurídica), or “IRPJ,” and Social Contribution on Net Profits (Contribuição Social sobre o Lucro Líquido), or “CSLL”, in the years 2015, 2016 and 2019, when this benefit was not computed in the calculation of the IRPJ and CSLL due by the Company, due to the non-taxation of the benefit of the reduction in the tax base of ICMS in the State of São Paulo from 12% to 15.6% pursuant to art. 8 of Annex II of the ICMS Regulation, approved by State Decree No. 45,900 (“RICMS/SP”), as amended by State Decree No. 62,399/2016. These credits were recognized by the Company based on its best understanding of the subject, substantiated by the opinion of its external legal advisors, which took into account all the jurisprudence applicable to the subject. The Company also took into account all the accounting rules in force, which, after being analyzed together, did not indicate any other accounting effect to be recognized.

137

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(iii)	After January 1, 2021, the subsidiary Comgás changed its tax procedure, excluding the benefit of the reduction in the ICMS tax base, granted by the State of São Paulo, directly from the calculation of IR and CS for the current year.
(iv)	Reversal of deferred income tax and social contribution liabilities on the amortization of fair value related to the gain recorded in the formation of Raízen.
(v)	In the year, the Company reversed the deferred IRPJ and CSLL in the amount of R$284,738, on the interest on the put option in the investment transaction, which involved Cosan Investimentos e Participações and the banks, as a result of the settlement of the put option.
(vi)	Considering the effects of the judgment of STF RE No. 1,063,187, dated September 24, 2021, it concluded that certain financial effects related to the equity recomposition in the event of repetition of undue taxes should not form the basis of the company's taxable income. Company and its subsidiaries the amount of R$370,564.

b)   Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

138

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020 (Restated)	December 31, 2021		December 31, 2020 (Restated)
Assets credit of:
Income tax losses	529,834	508,453	2,987,069		721,115
Social contribution losses	191,274	183,576	1,087,742		250,209

Temporary differences
Foreign exchange - Loans and borrowings	1,482,132	1,312,239	1,667,500		1,367,496
Provision for legal proceedings	82,440	64,407	374,369		91,535
Loss allowances for impairment (Rumo Malha Oeste)	—	—	193,207		—
Post-employment benefits	—	—	160,082		200,461
Allowance for expected credit losses	—	—	28,948		16,664
Tax credit losses	6,985	6,985	81,918		38,684
Share-based payment transactions	17,479	11,929	50,114		16,786
Leases	1,998	—	431,629		(3,245)
Profit sharing	17,507	2,773	111,931		32,022
Interest on preferred shareholders payable in subsidiaries	—	167,412	—		167,412
Miscellaneous expense allowance	179,449	190,191	401,423		258,269
Other (i)	75,049	—	300,307		8,076
Total	2,584,147	2,447,965	7,876,239		3,165,484

(-) Deferred taxes assets net not recognized (ii)	—	—	(2,483,035)		(21,133)

Liabilities credit of:
Temporary differences
Review of useful life of property, plant and equipment	—	—	(53,347)		(230,098)
Fair value amortization of the property, plant and equipment	—	—	(15,976)		(37,547)
Tax goodwill	44,012	44,012	(331,404)		(300,114)
Unrealized gains on derivatives instruments	(748,873)	(790,888)	(1,034,373)		(836,629)
Fair value option in loans	—	—	(127,318)		—
Marketable securities	—	—	(62,593)		—
Investment properties	—	—	(100,197)		—
Income on formation of joint ventures	(668,508)	(1,200,871)	(668,508)		(1,200,871)
Fair value amortization of the intangible asset	—	—	(3,551,836)		(1,054,417)
Provision for realization - Goodwill recorded in equity (iii)	(449,153)	(449,153)	(449,153)		(449,153)
Other	16,061	2,967	235,073		322,861
Total	(1,806,461)	(2,393,933)	(6,159,632)	—	(3,785,968)

Total of deferred taxes recorded, net	777,686	54,032	(766,428)		(641,617)

Deferred tax assets	777,686	54,032	3,051,628		629,591
Deferred tax liabilities	—	—	(3,818,056)		(1,271,208)

Total deferred, net	777,686	54,032	(766,428)		(641,617)

139

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)	Refers mainly to pre-operating expenses added to Rumo Malha Central.
(ii)	Refers mainly to tax losses and temporary differences of the Company, Rumo Malha Sul and Rumo Malha Oeste, which, under current conditions, do not meet the requirements for accounting for said income tax and social contribution assets deferred due to the lack of predictability of future generation of tax profits.
(iii)	Provision for accounting realization of tax loss recognized in the capital contribution in a subsidiary.

The Company evaluated the period for offsetting its deferred tax assets on tax losses, negative basis of social contribution and temporary differences through the projection of its taxable income. In the year ended December 31, 2021, the Company continued to monitor the observed impacts of the COVID-19 pandemic and evaluated the impacts of the increase in interest rates and judged that the potential effects should not affect the medium and long-term projections to point of harming the realization of balances. The results projected by the Company generate the following expected realization on December 31, 2021:

	Parent Company	Consolidated
Within 1 year	77,769	266,609
From 1 to 2 years	77,769	277,527
From 2 to 3 years	77,769	322,779
From 3 to 4 years	77,769	329,506
From 4 to 5 years	77,769	350,582
From 5 to 8 years	233,305	976,496
From 8 to 10 years	155,536	528,129
Total	777,686	3,051,628

140

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

c)      Analytical movement in deferred tax assets and liabilities

Parent Company
	Tax loss and negative basis	Post-employment obligations	Employee benefits	Provisions	Leases	Other	Total
Assets

Balance on January 1, 2020	250,190	—	4,223	263,949	—	925,567	1,443,929
Credited to the profit for year	440,791	—	(1,450)	(24,943)	—	80,670	495,068
Other comprehensive income (loss)	1,048	—	—	34,506	—	—	35,554
Exchange differences	—	—	—	—	—	473,414	473,414
At December 31, 2020	692,029	—	2,773	273,512	—	1,479,651	2,447,965
Credited / (charged) to the profit for year	23,201	(9,620)	32,213	(4,706)	1,998	(92,363)	(49,277)
Recognized in equity	5,878	9,620	—	68	—	—	15,566
Exchange differences	—	—	—	—	—	169,893	169,893
At December 31, 2021	721,108	—	34,986	268,874	1,998	1,557,181	2,584,147

	Parent Company
	Effects on the formation of joint ventures	Unrealized gains on derivatives	Other	Total
Liabilities

Balance on January 1, 2020	(1,135,036)	(446,024)	(21,823)	(1,602,883)
Credited to the profit for year	—	(344,864)	(446,186)	(791,050)
At December 31, 2020	(1,135,036)	(790,888)	(468,009)	(2,393,933)
(Charged) to the profit for year	466,528	42,015	(1,555)	506,988
Recognized in equity	—	—	80,484	80,484
At December 31, 2021	(668,508)	(748,873)	(389,080)	(1,806,461)

141

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Consolidated
	Tax loss and negative basis	Post-employment obligations	Employee benefits	Provisions	Leases	Other	Total
Assets

Balance on January 1, 2020	474,815	214,496	26,196	422,216	243	994,944	2,132,910
Credited to the profit for year	495,461	14,958	10,683	(39,640)	(3,488)	(6,108)	471,866
Other comprehensive income (loss)	1,048	(28,993)	—	34,505	—	39,931	46,491
Exchange differences	—	—	—	—	—	514,217	514,217
At December 31, 2020	971,324	200,461	36,879	417,081	(3,245)	1,542,984	3,165,484
Corporate reorganization (Note 1.1)	2,638,980	—	29,389	584,013	(18,706)	995,740	4,229,416
Credited / (charged) to the profit for year	458,585	(12,737)	95,777	88,832	453,580	(1,635,166)	(551,129)
Other comprehensive income	—	(27,642)	—	—	—	20,107	(7,535)
Recognized in equity	5,878	—	—	68	—	(10,221)	(4,275)
Business combination (Note 8.2.1)	44	—	—	(10,129)	—	—	(10,085)
Exchange differences	—	—	—	—	—	1,054,363	1,054,363
At December 31, 2021	4,074,811	160,082	162,045	1,079,865	431,629	1,967,807	7,876,239

	Consolidated
	Effects on the formation of joint ventures	Intangible assets	Unrealized gains on derivatives	Property, plant and equipment	Fair value adjustment	Other	Unrealized credits	Total
Liabilities

Balance on January 1, 2020	(1,135,036)	(1,089,907)	(533,671)	(257,436)	—	(233,865)	(8,817)	(3,258,732)
Credited to the profit for year	—	35,490	(303,222)	27,338	—	(295,392)	(12,316)	(548,102)
Discontinued operation	—	—	264	—	—	—	—	264
Exchange differences	—	—	—	—	—	(531)	—	(531)
At December 31, 2020	(1,135,036)	(1,054,417)	(836,629)	(230,098)	—	(529,788)	(21,133)	(3,807,101)
Corporate reorganization (Note 1.1)	—	(2,545,467)	(801,495)	652,716	215,862	(66,441)	(2,322,732)	(4,867,557)
Credited / (charged) to the profit for year	466,528	48,048	400,200	(456,452)	(343,180)	162,557	(139,170)	138,531
Other comprehensive income	—	—	203,551	—	—	(127,294)	—	76,257
Business combination (Note 8.2.1)	—	—	—	(19,513)	—	(163,284)	—	(182,797)
At December 31, 2021	(668,508)	(3,551,836)	(1,034,373)	(53,347)	(127,318)	(724,250)	(2,483,035)	(8,642,667)

Total deferred taxes recorded								(766,428)

142

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

15  Provision for legal proceedings and judicial deposits

Accounting policy

Provisions for legal proceedings are recognized as other expenses when the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

The assessment of probability loss includes the available evidence, hierarchy of laws, jurisprudence, the most recent court decisions and relevance in the legal system, as well as the opinion of outside counsel. Provisions are reviewed and adjusted according to circumstances, such as limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

Provisions for legal proceedings resulting from business combinations are estimated at fair value at acquisition date.

The Company had provision for legal proceedings and judicial deposits recorded at December 31, 2021 and December 31, 2020 in respect of:

	Provision for legal proceedings
	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Tax	164,652	155,610	647,610	555,958
Civil, environmental and regulatory	123,420	75,001	585,034	200,597
Labor	73,787	78,208	411,417	131,239
	361,859	308,819	1,644,061	887,794

143

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Judicial deposit
	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Tax	312,031	296,223	500,484	414,413
Civil, environmental and regulatory	86,192	50,027	169,857	81,420
Labor	33,368	34,477	252,720	48,393
	431,591	380,727	923,061	544,226

Changes in provision for legal proceedings:

	Parent Company
	Tax	Civil, environmental and regulatory	Labor	Total
At January 1, 2020	163,793	56,001	81,584	301,378
Provisions	1,826	24,886	12,653	39,365
Settlement / Write-offs	(8,974)	(11,749)	(16,930)	(37,653)
Monetary variation (i)	(1,035)	5,863	901	5,729
At December 31, 2020	155,610	75,001	78,208	308,819
Provisions	13,174	47,580	9,815	70,569
Settlement / Write-offs	(3,298)	(23,047)	(17,240)	(43,585)
Monetary variation (i)	(834)	23,886	3,004	26,056
At December 31, 2021	164,652	123,420	73,787	361,859

	Consolidated
	Tax	Civil, environmental and regulatory	Labor	Total
At January 1, 2020	510,174	195,446	167,608	873,228
Provisions	23,941	31,345	18,539	73,825
Settlement / Write-offs	(10,044)	(40,171)	(40,144)	(90,359)
Monetary variation (i)	31,887	13,977	(14,764)	31,100
At December 31, 2020	555,958	200,597	131,239	887,794
Corporate reorganization (Note 1.1)	79,494	170,122	247,958	497,574
Provisions	24,511	100,000	103,115	227,626
Settlement / Write-offs	(15,271)	(57,981)	(108,410)	(181,662)
Monetary variation (i)	2,918	172,296	37,515	212,729
At December 31, 2021	647,610	585,034	411,417	1,644,061

144

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)      Includes write-off of interest due to reversals.

The Company’s legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

The Company has indemnity actions in addition to those mentioned, which, since they are considered probable, were not recorded because they represent contingent assets.

a)      Probable losses

Tax: The principal tax proceedings for which the risk of loss is probable are described below:

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Compensation with FINSOCIAL	—	—	300,470	296,445
INSS - Social security	61,439	63,109	97,847	73,835
State VAT - ICMS credit	23,166	28,440	85,965	42,272
PIS and COFINS	26,343	254	28,427	254
IPI - Excise tax credit - NT	43,461	53,707	43,461	53,697
Federal income taxes	1,103	900	8,553	9,508
Other	9,140	9,200	82,887	79,947
	164,652	155,610	647,610	555,958

Labor claims: The Company and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and, in the event, we fail to comply with such consent orders, we could be subject to fines.

145

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Civil, Environmental and Regulatory Proceedings: The Company and its subsidiaries have several indemnity claims, public civil claims and administrative proceedings that individually are not material, where, in the opinion of its lawyers, the risk of loss is probable.

b)     Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

	Parent Company		Consolidated (i)
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Tax	4,652,106	4,525,112	14,647,917	9,761,688
Civil, environmental and regulatory	900,472	936,634	6,939,743	1,710,495
Labor	22,748	39,522	859,830	77,130
	5,575,326	5,501,268	22,447,490	11,549,313

(i)       With the corporate reorganization detailed in note 1.1, the processes were merged and are now consolidated.

The main variations in the balances of possible tax contingencies in the period ended December 31, 2021, are due to the corporate reorganization (note 1.1) generated by the subsidiary Rumo and subsidiaries. Below is a description of the main processes related to the merged balances:

146

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Civil, environmental and regulatory:

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Civil (i) (ii) (iii) (vii) (viii)	860,971	889,058	4,221,797	1,463,940
Environmental (iv) (v)	39,459	47,537	1,472,542	172,218
Regulatory (vi)	42	39	1,245,404	74,337
	900,472	936,634	6,939,743	1,710,495

The Company and its subsidiaries are party to several legal and administrative proceedings in the civil, environmental and regulatory spheres, whose prognosis of loss is possible. In civil, the portfolio of cases is mostly composed of indemnity claims of a contractual and non-contractual nature. In the environmental area, the processes deal with terms of commitment, civil inquiries and public civil actions. With regard to large demands, the following are relevant cases:

(i)	Rumo Malha Norte, Rumo Malha Sul, Rumo Malha Paulista and Rumo S.A. are parties to a confidential arbitration procedure, the total value of which amounts to R$1,128,164. The proceeding was initiated by the opposing party on the grounds that the Company had given rise to the termination of the rail transport and investment service contract, in view of which it claimed compensation. Rumo filed a counterclaim, through which it intends to recognize the groundlessness of the claims of the opposing party, as well as the liability of the opposing party to bear the losses and damages resulting from its unreasonable termination. There was an arbitration award, which is pending settlement. The Arbitration Proceeding is suspended until the matter relating to the alleged partiality of one of the Arbitrators is resolved. The amounts are classified as a possible contingency.

(ii)	Rumo Intermodal, upon taking over the business activities of another Company, not belonging to the Group, assumed the responsibility for payment related to the lawsuit arising from the dispute over the trademark, the amount involved in which is R$167,765. There was an equitable reduction of the amount to R$15,000, with an appeal by both parties. If this third company loses the demand and is obliged to make payment, it may sue Rumo in return, based on such obligation. The lawsuit is in the judgment settlement phase, and a provision has been set up for R$15,237 for the claim.

(iii)	Rumo Malha Sul is a party to a conduct adjustment agreement signed with the Federal Public Prosecutor's Office, in which the latter alleges that Rumo would not be carrying out cargo transport in Presidente Prudente region and, as a result, requested the of execution of a daily fine, as well as the increase in the amount of the fine. Rumo, in turn, filed a declaratory action to give the correct interpretation to the TAC (Conduct Adjustment Term), since its commitment was to try to get enough cargo to carry out the transport. Periodically, Rumo Malha Sul holds seminars in the region, but so far it has not been able to attract people interested in providing the services. The claims are in the lower court, awaiting court decision. The total contingency of the case is R$ 103,907, with 50% of the amounts provisioned and the remainder classified as possible.

147

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(iv)	In November 2021, in the judgment of the administrative proceeding initiated by the representation of a former client, among other points, the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica), or “CADE” sentenced Rumo’s subsidiary to pay a fine in the amount of R$ 247,172, a decision that was upheld in the judgment of the declaration embargoes. The establishment of such amount is contrary to precedents of CADE itself, either in relation to the calculation basis or in relation to the rate used, which is why the subsidiary filed an action for annulment of such decision. Based on the technical analysis of its external legal body, the subsidiary assesses as probable the risk of loss of a portion in the amount of R$ 22,761 (for which it recorded a provision) and classifies the difference as a possible contingency.

(v)	Rumo Malha Sul filed a lawsuit against Brazilian Transportation Authority (Agência Nacional de Transporte Terrestre), or “ANTT”, to prevent registration with Information Register of Unpaid Credits of the Federal Public Sector (Cadastro Informativo de Créditos não Quitados do Setor Público Federal) , or “CADIN” due to alleged debts of quarterly installments of the concession agreement, which were not paid due to compensation made with labor debts that were the obligation of the extinct Rede Ferroviária Federal S.A.. There was a decision in favor of Rumo, preventing registration with CADIN, as well as stating that it is possible to offset amounts. Currently, the collection of credits and debits is waited for administrative compensation. The amount involved is R$ 127,820.

(vi)	Rumo Malha Sul was assessed, in 2014, by Brazilian Institute for the Environment and Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or “IBAMA”, for alleged oil spills in violation of regulations. An administrative appeal was filed and a decision at the administrative level has been awaited since 2015. The amount involved is R$ 140,098.

(vii)	The subsidiary Moove was cited last year in the Public Civil Action seeking the payment of compensation for environmental pollution that occurred in the former area of Companhia Usina de Passivos. Several ACPs were filed against different companies and the original value attributed by the Public Ministry is R$288,000. We have filed a Dispute demonstrating that the subsidiary did not use the landfill and, at the moment, the judgment on the merits is awaited. The risk is inestimable, since there is a need to carry out a judgment settlement to verify and define the responsibility of each of the parties involved in the action.

(viii)	The Company is litigating in a lawsuit for collection of attorneys' fees filed by Alexandre Saddy Chade and others, where they demand the conviction of the Company and other defendants to pay the alleged attorneys' fees that would be due to the plaintiffs and that would amount to amounts close to R$280,000. On February 5, 2020, a judgment of dismissal was handed down. The proceeding awaits judgment of the Appellate Appeal of the Plaintiffs and the Company's Adhesive Appeal to increase the conviction in sums of loss.

Civil, Environmental and Regulatory Proceedings: The Company and its subsidiaries have several Indemnity Actions, Public Civil Actions and Administrative Proceedings that individually are not relevant, where, according to the assessment of its lawyers, the risk of loss is possible.

148

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Tax:

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Capital gain (i)	—	—	29,516	—
Penalties related to tax positions (ii)	—	—	461,747	—
Federal income taxes (iii) / (xii)	822,039	632,758	5,404,264	3,834,562
ICMS - State VAT (iv)	1,386,895	1,401,922	2,877,144	1,922,374
IRRF - Withholding tax (v)	1,344	1,331	1,251,394	1,093,718
PIS and COFINS - Revenue taxes (vi)	1,242,960	1,270,095	2,368,123	1,314,144
Financial transactions on loan (vii)	—	—	8,450	—
MP 470 - Tax installments (viii)	243,115	241,224	398,184	241,224
Stock Option (ix)	—	—	65,260	—
IOF on Mutual (x)	—	—	136,286	—
Compensation with IPI - IN 67/98	139,387	137,976	186,048	137,976
IPI - Excise tax credit - NT	347,953	314,312	492,025	455,121
INSS - Social security and other	110,213	155,143	180,533	210,357
Other	358,200	370,351	788,943	552,212
	4,652,106	4,525,112	14,647,917	9,761,688

(i)	Tax assessment notices issued by the Federal Revenue Service (Receita Federal do Brasil) in 2011 and 2013 and 2019 against Rumo related to: a) disallowance of goodwill expense based on future profitability, as well as financial expenses; b) non-taxation of supposed capital gain on the sale of equity interest in a Company of the same economic group; and c) supposed capital gain on the incorporation of shares in companies of the same economic group. In 2019, the subsidiary had definitive success in terms of reducing the capital gain launch base. Contingency adjusted for ultimate success.

(ii)	The subsidiary Rumo was assessed for not considering the tax benefits of REPORTO (suspension of PIS and COFINS), under the allegation that the locomotives and wagons acquired in the year 2010 to 2012 were used outside the limits of the port area. Consequently, PIS and COFINS were required, in addition to the isolated fine corresponding to 50% of the value of the acquired assets.

149

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(iii)	Tax assessment notices requiring IRPJ and CSLL related: (a) Goodwill Malha Norte: Tax assessment notices issued for the collection of IRPJ and CSLL, combined with interest on late payment and official and isolated fines. According to the Federal Revenue, Rumo Malha Norte would have unduly amortized the goodwill from the acquisition of the companies Brasil Ferrovias S.A. and Novoeste Brasil S.A. (b) GIF, TPG and Teaçu premiums. Infraction notices drawn up for the collection of IRPJ and CSLL, combined with an official fine and late payment interest, in addition to an isolated fine, for the following reasons: Deduction, from the actual profit and the CSLL calculation base, from the amount corresponding to the amortization in acquisition of interest in Teaçu Armazéns Gerais S.A.; Deduction, from real profit and CSLL calculation base, of the amount corresponding to the amortization of goodwill paid by the companies TPG Participações S.A. and GIF LOG Participações S.A. on the acquisition of shares issued by Rumo Logística S.A.; (c) Labor provisions: In 2009, under the allegation that the Company would have excluded labor provisions from the calculation of taxable income and the adjusted calculation base of CSLL. In the understanding of the Tax Authorities, the write-offs of the labor provisions were made by the Company without the individualization of the processes (provisions and reversals), which would have an impact on the tax assessment. The likelihood of loss is possible, considering that the occurrence of the decay and that the Company complied with all tax rules related to the addition and exclusion of provisions in the calculation of IRPJ and CSLL; (d) collection arising from the rejection of the request for restitution/compensation of the company's debts due to the alleged insufficiency of the income taxes Negative Balance credit.

(iv)	a) Infraction Notices drawn up by the São Paulo State Finance Department (Secretaria da Fazenda de São Paulo), against Rumo Malha Paulista, with the reporting of infractions for alleged lack collection of ICMS in the provision of rail transport services for export; improper credit of ICMS for alleged bookkeeping in the Book of Entries of amounts higher than those found in the Tax Books; improper credit of ICMS for acquisitions supposedly classified as use and consumption. Fines of 50% of the tax amount and 100% of the amount of credit considered undue were also included. b) state tax authorities assessed the charges for non-taxation by ICMS on the invoices for the provision of rail freight services for export. All assessments were challenged, since there is a favorable position for taxpayers consolidated in the higher courts, based on the Federal Constitution and Complementary Law 87/1996 c) the Treasury of the State of Mato Grosso drew up several Terms of Seizure and Deposit (TADs) in order to collect ICMS and a 50% fine on the value of the fined operations, under the mistaken understanding that the goods exit operations destined for export would be cancelled with the DACTEs (Auxiliary Document of Electronic Transport Knowledge), with the supposed characterization of untrue documentation, under the terms of articles 35-A and 35-B of State Law 7098/98. The Company and its subsidiaries contest challenge the assessments and demonstrate to the Tax Authorities that the goods transported were duly covered by suitable tax documentation; d) collection of ICMS, for the years 2018 and 2019, in the acquisition of wagons as a result of the alleged non-exemption provided for by the Tax System for Incentives to the Modernization and Expansion of the Port Structure - REPORTO by the São Paulo tax authorities.

(v)	Rumo Malha Paulista had part of its IRPJ credit balance offset partially disallowed by the Federal Revenue Service (Receita Federal do Brasil) based on the argument that the Company would not be entitled to IRRF offset on swap transactions.

150

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(vi)	The administrative demands for PIS and COFINS in Rumo subsidiary are substantially related to the disallowance of PIS and COFINS credits by the non-cumulative system related to the following items: a) credits launched out of time unaccompanied by prior rectification of tax returns; b) claims on expenses arising from mutual traffic contracts; c) credits related to expenses with services classified as inputs in the activity carried out by the Company that supposedly were not proven during the Inspection; d) credits on expenses with transportation of employees; e) credits related to electricity expenses; f) credits on expenses with machinery rentals and rentals that were not proven in the course of the Inspection; g) credits on expenses on the acquisition of machinery, equipment and other assets incorporated into the subsidiary's fixed assets; and (h) and isolated fine corresponding to 50% of the value of the credits.

(vii)	Infraction Notices drawn up in the face of Rumo to demand differences in IRPJ, CSLL, PIS and COFINS, related to the calendar years 2005 to 2008, due to the following alleged a) undue deduction of the Real Profit and the Calculation Base of CSLL of financial expenses arising from loans entered into with financial institutions abroad, b) undue exclusion of CSLL's Real Profit and Calculation Base of financial income from securities issued by the Government of Austria and the Government of Spain, c) no inclusion, in the Real Profit and in the CSLL Calculation Base, of the gains earned in swap operations, and no taxation of the financial income resulting from such contracts by PIS and COFINS, d) undue exclusion of the Real Profit and the Calculation Base of CSLL, carried out as PIS and COFINS credits, e) undue exclusion of Real Profit and the CSLL Calculation Base carried out as deferred CSLL. f) undue exclusion of taxable income and the CSLL calculation basis made as deferred CSLL; and Violation g) insufficient payment of advances of IRPJ and CSLL, which generated the application of an isolated fine at the percentage of 50%, together with the fines of 75%. In 2019, we had definitive success regarding the completeness of the infractions “a”, “b”, “d”, “e” and “f”, as well as part of the infraction “c”, to recognize the possibility of exclusion of the actual profit and the CSLL calculation basis of the revenues arising from the Austrian public debt securities acquired on July 24, 2006 and, as a consequence, of part of the infraction “g”, in the extension of the partial cancellation of the item “c”. Contingency adjusted for ultimate success. The remainder of item “g” remains under administrative discussion. The discussion on the remainder of item “c” ended at the administrative level and continued at the judicial level.

(viii)	The Federal Revenue Service (Receita Federal do Brasil) partially rejected the requests for installment payments of federal tax debts made by Rumo Malha Sul and Rumo Intermodal, on the grounds that the tax losses offered by the companies were not sufficient to settle the respective debts. The probability of loss is considered as possible since the losses identified existed and were available for that use.

(ix)	Tax assessment notices drawn up against the Company for the collection of social security contributions (20% of the amount paid) of amounts referring to the Stock Option Plan granted to employees, administrators and third parties. The main basis for the assessment is the alleged remuneration.

(x)	a) The Federal Treasury intends to enforce the levy of IOF on the current accounts maintained by the parent Company for Rumo and its subsidiaries (most substantial part of the assessment). In the understanding of the tax authorities, the use of an accounting item as advances for expenses to related companies, without a formal loan agreement, characterizes the existence of a current account, and the IOF due must be determined according to the rules specific to revolving credit operations. The tax assessment notices are still being questioned at the administrative level; b) Tax Assessment Notice issued by the Federal Tax Authorities against Rumo Malha Norte for alleged failure to pay IOF in the period 2017 and 2018, relating to the collection of alleged financial transactions between the group companies, essentially on the remittance of amounts arising from mutual traffic between Malha Norte and Malha Paulista, contracts with Raízen and other amounts listed in other accounting accounts.

151

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(xi)	Rumo Malha Sul transmitted nineteen clearing statements (DCOMP) via the PERD/COMP electronic system, referring to "premium credit", using credit acquired from third parties (Fibra S.A. Indústria e Comércio and others). Such Dcomps for referring to credit of third parties and also to "credit - premium", in accordance with the current legislation, were considered as not declared in Decision Order contained in the administrative process, with awareness to the taxpayer on 09/24/2013, giving rise thus the application of a 75% fine in compliance with art. 18, §4 of Law No. 10,833 / 2003.

(xii)	On November 5, 2012, Provence Participações S.A., or “Provence,” a company controlled by Cosan, acquired Comgás from BG Gás São Paulo Investments BV (“BG”) for R$3,400,000 and recorded goodwill of R$2,482,767. On December 19, 2012, Comgás merged Provence and, as a result, Comgás recorded deferred tax assets in the amount of R$844,141, related to the goodwill previously recorded in Provence. In April 2016, Comgás received tax assessment notices from the Brazilian tax authorities, relating to the years ended in 2013 and 2014, referring to the amortization of the goodwill paid for the acquisition in the downstream merger. On February 14, 2020, Comgás received tax assessment notices for the years ended 2015 and 2016, in the amount of R$1,228,416. On September 13, 2021, the subsidiary Comgás was notified of the issuance of a tax assessment notice for the collection of IRPJ and CSL related to the 2017 and 2018 calendar years, plus a qualified fine and interest, in the amount of R$785,366. The Federal Revenue Service of Brazil understood that Comgás had (i) unduly amortized the goodwill paid on its acquisition by Provence Participações S.A; (ii) deducting excess JCP, due to undue amortization of goodwill; and (iii) failed to correctly collect the monthly estimates of IRPJ and CSLL. The Company's lawyers evaluated the probability of loss as: (i) possible for the collection of IRPJ/CSLL, officio fine, isolated fine for failure to pay estimates and interest, and (ii) remote for the qualified fine.

The Company’s and its subsidiaries attorneys have assessed the likelihood of loss as possible therefore no provision was recorded as per CPC25 / IAS 37.

The Company has not identified effects of IFRIC 23 / ICPC 22 - Uncertain Tax Position that could affect Company’s accounting policies and these interim financial statements.

Labor:

One of Rumo's subsidiaries, Rumo Malha Paulista, is currently a party to a Public Civil Action that is being processed in the Labor Court. This process originated from an inspection carried out against the company MS Teixeira, which was subcontracted by Prumo Engenharia Ltda. (“Prumo Engenharia”) which, in turn, was contracted by Rumo. The inspection alleged that the workers of MS Teixeira worked in degrading conditions analogous to slavery. Prumo Engenharia assumed full responsibility for the condition of these employees, including labor and contractual liabilities, as well as all losses arising from the alleged working conditions instituted by its subcontractors. Prumo Engenharia terminated these workers' employment contracts, which were ratified by the then Ministry of Labor and Employment, noting that Rumo did not participate in these acts. In addition, a criminal investigation was opened against Rumo, which was shelved. Notwithstanding the foregoing, the Labor Public Prosecutor's Office also filed a public civil action (ACP) against Malha Paulista, without including Prumo in the dispute, requesting the payment of compensation for collective pain and suffering in the amount of R$100,000 (among other commitments), judged partially valid, condemning the subsidiary to obligations to do and not to do, as well as collective moral damages of R$15,000. In addition to demonstrating that Rumo did not participate in the practice of irregularities, the subsidiary understands that the action should be filed against Prumo, which is discussed on appeal. The risk of loss is considered possible and the case is awaiting decision by the Superior Labor Court (Tribunal Superior do Trabalho, or “TST”).

152

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

16  Shareholders’ equity

a)      Share capital

Accounting policy

Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. Income taxes relating to transaction costs of an equity transaction are accounted for in accordance with policy described in Note 14 - Income tax and social contribution.

The subscribed capital is R$6,365,853 as of December 31, 2021, and R$5,727,478 as of December 31, 2020, fully paid in, is represented by 1,874,070,932 nominative common shares, book-entry and without par value. According to the bylaws, the authorized capital may be increased up to the limit of R$7,000,000.

On May 6, 2021, the Company split the issued shares, in the proportion of 1:4, without changing the share capital. The split of shares was approved at the Annual and Extraordinary General Meeting on April 30, 2021.

At December 31, 2021 the Company’s share capital is composed of the following:

	Common shares
Shareholders - Common shares	Quantity	%
Controlling group	672,762,132	35.90%
Board of directors and executive officers	25,285,335	1.35%
Free float	1,170,582,693	62.46%
Total shares outstanding	1,868,630,160	99.71%

Treasury shares	5,440,772	0.29%
Total	1,874,070,932	100.00%

As a consequence of the corporate reorganization detailed in note 1.1, it was deliberate to increase the Company's capital by R$638,375, in addition to the effect of a reduction in the capital reserve in the amount of R$1,400,557.

153

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

b)     Treasury shares

Accounting policy

Treasury shares represent the stocks that are repurchased by the company and are available for specific and limited intents. For accounting purposes, Cosan hold the shares required to meet the future employee share-based payment plans and the volume is treated in the same manner as treasury shares.

On December 31, 2021, the Company had 5,440,772 shares in treasury (11,749,038 shares on December 31, 2020), whose market price was R$21,69. This reduction refers to: (i) the cancellations of 10,000,000 shares, equivalent to R$496,916 resulting from the corporate restructuring process as presented in note 1.1, effective on February 2, 2021, (ii) split of shares issued by the Company on April 30, 2021, of 1:4, (iii) repurchase of 60,000 shares equivalent to R$4,778, and (iv) delivery of 1,393,156 shares to members of the share-based compensation plans and (v) sale of 363,263 equivalent to R$4,603 to members of the share-based criteria plans. The amount of cash received of R$8,428 from the executives generated a gain of R$3,825 in the capital reserve item.

On March 26, 2021, the Company approved the common share buyback program, with a maximum of 68,000,000 shares, representing 5.89% of the total shares available on the market, with the deadline until September 25, 2022, for the purpose of keeping in treasury, cancellation or sale.

c)      Statutory reserve - special reserve

Accounting policy Its purpose is to reinforce working capital, finance the maintenance, expansion and development of activities that make up the Company's corporate purpose.

d)     Legal Reserve

Accounting policy It is constituted through the appropriation of 5% of the net income for the year up to the limit of 20% of the capital stock, pursuant to Law 6,404.

154

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

e)      Dividends

Accounting policy

The Company's bylaws, at the end of the year, are intended for the minimum mandatory dividend corresponding to 25% of annual net income adjusted by the equity variation of reserves, pursuant to corporate law.

Dividends, allocation of net income for the year and excess profit reserves, as determined in art. 199 of the Brazilian Corporation Law will be the subject of deliberations at the next Annual Shareholders' Meeting.

  Payable

December 31, 2021
Net income for the year	6,123,216
Constitution of the legal reserve - 5%	(306,160)
Calculation basis for dividend distribution	5,817,056
Minimum mandatory dividends - 25%	(1,454,263)
Statutory Reserve	4,362,793

Movement of dividends payable
At December 31, 2019	588,753
Dividends for the year	202,316
Dividends paid	(574,140)
At December 31, 2020	216,929
Interim dividends current year	412,131
Dividends for the year	1,454,263
Dividends eliminated in merger (note 1.1)	(148,030)
Dividends paid	(1,181,011)
At December 31, 2021	754,282

155

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

  Receivable

Parent Company	Investments in associates	Investments in joint venture	Total
At December 31, 2020	83,200	77,494	160,694
Proposed Dividends	782,209	30,745	812,954
Merged net assets CIP	—	808,289	808,289
Interest on capital proposed	52,360	189,378	241,738
Dividends received	(895,022)	(588,562)	(1,483,584)
At December 31, 2021	22,747	517,344	540,091

Consolidated	Investments in associates	Investments in joint venture	Total
At December 31, 2020	67	77,494	77,561
Proposed Dividends	18,980	1,070,201	1,089,181
Interest on capital proposed	—	189,378	189,378
Dividends received	(16,426)	(819,729)	(836,155)
At December 31, 2021	2,621	517,344	519,965

f)       Other comprehensive (loss) income

	December 31, 2020	Comprehensive (loss) income	December 31, 2021
Loss on cash flow hedge	(761,203)	(601,415)	(1,362,618)
Foreign currency translation effects	782,899	310,467	1,093,366
Actuarial loss on defined benefit plan	(363,375)	63,382	(299,993)
Deferred tax on actuarial losses of defined benefit plan	123,547	(21,550)	101,997
Gain on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in fair value of financial assets net of tax	26,256	2,269	28,525
Total	(237,507)	(246,847)	(484,354)

Attributable to:
Owners of the Company	(252,610)	(268,999)	(521,609)
Non-controlling interests	15,103	22,152	37,255

156

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	December 31, 2019	Comprehensive (loss) income	December 31, 2020
Loss on cash flow hedge	(234,575)	(526,628)	(761,203)
Foreign currency translation effects	50,184	732,715	782,899
Actuarial loss on defined benefit plan	(202,444)	(37,384)	(239,828)
Gain on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in fair value of financial assets net of tax	25,979	277	26,256
Total	(406,487)	168,980	(237,507)

Attributable to:
Owners of the Company	(349,501)	96,891	(252,610)
Non-controlling interests	(56,986)	72,089	15,103

17  Earnings per share

Accounting policy

a)     Basic earnings per share

 Basic earnings per share are calculated by dividing:

  the profit attributable to the owners of the company, excluding any equity service costs other than common shares; and
  by the weighted average number of common shares outstanding during the year, adjusted by the bonus elements in common shares issued during the period and excluding treasury shares, if applicable.

b)    Diluted earnings per share

Diluted earnings per share adjusts the values used in determining basic earnings per share to account for:

  Diluted earnings per share adjust the amounts used in determining basic earnings per share to take into account: the effect after tax on interest income and other financing costs associated with potential diluting common shares; and
  the weighted average number of additional common shares that would be outstanding, assuming conversion of all potential dilutive common shares.

157

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Basic earnings per share are calculated by dividing net earnings by the weighted average number of common shares outstanding during the period. The diluted earnings per share are calculated by adjusting the earnings and the number of shares by the impacts of potentially dilutive instruments.

On April 30, 2021, the split of the Company's shares in the proportion of 1:4 was approved at the Annual and Extraordinary General Meeting. Consequently, the weighted average of shares is being adjusted for all periods presented.

The following table sets forth the calculation of earnings per share (in thousands of Brazilian reais, except per share amounts):

	December 31, 2021	December 31, 2020 (Restated)
Profit attributable to the holders of the Company’s common shares used in the calculation of basic earnings per share	6,123,216	851,858
Dilutive effect of the share-based plan of subsidiaries	(5,249)	(5,611)
Profit attributable to the holders of the Company’s common shares used in the calculation of diluted earnings per share	6,117,967	846,247

Weighted-average number of shares outstanding - basic (In thousands of shares)
Basic	1,834,533	1,542,344
Dilutive effect of the share-based plan	4,687	4,248

Dilutive	1,839,220	1,546,592

Earnings per share
Basic	R$ 3.3378	R$ 0.5523
Diluted	R$ 3.3264	R$ 0.5472

Dilutive instruments

The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

158

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Anti-dilutive instruments

In the year ended December 31, 2021, 45,765,000 shares related to the Company's share buyback plan were not considered in the diluted earnings per share analysis, as they increase earnings per share.

18 Net sales

Accounting policy

The Company recognizes revenues from the following main sources:

  Sale of products

The Company recognizes sales revenues upon delivery to the customer as long as revenue and costs can be measured reliably, receipt of the consideration is probable and there is no continuous involvement of management with the products. Delivery is considered to be the moment when the customer accepts the goods, and the risks and benefits related to the property are transferred.

The subsidiary Moove operates in the production and distribution of lubricants including the brands Mobil and Comma. Products are sold in contracts identified with individual customers and in sets, as a package of goods or services.

159

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Some lubricant sales contracts cannot be purchased separately from a package of services. However, the goods and services are clearly distinct in the contracts. This sales modality represents two separate performance obligations and therefore revenue will be recognized for each of these performance obligations when control of the respective goods and services is transferred to the customer. The transaction price be allocated to different performance obligations based on the independent selling price, in which revenues are identified, measured and recorded separately. Trade incentives, including cash incentives, discounts and volume rebates, and free or discounted goods or services, are accounted for as a reduction of revenue.

  Billed revenue

The Company provides gas distribution services through the subsidiary Comgás. The fair value and selling prices of individual services are broadly similar.

Gas distribution revenue is recognized when its value can be measured reliably, being recognized in the income statement in the same period in which the volumes are delivered to customers based on the monthly measurements made.

  Unbilled revenue

Unbilled revenue refers to the portion of gas supplied for which metering and billing to customers have not yet occurred. This amount is estimated based on the period between measurement and the last day of the month.

The actual volume billed may be different from estimates. The Company believes that, based on its historical experience with similar operation, the unbilled estimated amount will not significantly differ from actual amounts.

  Infrastructure concessions

The construction of the infrastructure necessary for the distribution of gas is considered a construction service provided to the Granting Authority, and the related revenue is recognized over time based on the cost incurred method. The respective costs are recognized in profit or loss when incurred.

Advances received are included in contract liabilities.

160

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

  Services rendered

Revenue is recognized over time as services are provided. The stage of completion to determine the amount of revenue to be recognized is evaluated based on assessments of progress of work performed.

If services under a single contract occur in different periods, consideration is allocated based on their individual sales prices. The individual selling price is determined on the basis of the list prices at which the Group sells the services in separate transactions.

  Energy trading

The Company recognizes revenue from electric energy supply to customers and wholesalers at fair value of the related consideration, for delivery of electric energy in a given period. The volume of electric energy delivered to buyer is determined on a monthly basis. Title to electric energy is transferred to customers when it is consumed by them. Invoices are issued monthly and are usually paid within 30 days from their issue date.

Revenue from energy trading is recorded based on bilateral contracts signed with market agents and duly registered with the Electric Energy Trading Chamber (“CCEE”).

Revenue is recognized based on the energy sold and at prices specified under the supply to customers and wholesalers contracts. The subsidiary Compass Comercialização may sell the energy produced in two environments: (i) in the Free Contracting Environment (Ambiente de Contratação Livre), or “ACL”, where energy trading takes place through free negotiation of prices and conditions between the parties, through bilateral contracts; and (ii) in the Regulated Contracting Environment (Ambiente de Contratação Regulada), or “ACR”, where energy is sold to distribution agents.

161

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

a)            Spot market

The Company recognizes revenue at fair value of the consideration receivable when transactions in the spot market take place. The price of energy in these operations is based on the Price for Settlement of Differences Differences (Preço de Liquidação de Diferenças), or “PLD”.

b)            Trading operations

Energy trading operations are carried out in an active market and, for accounting measurement purposes, they meet the definition of financial instruments at fair value.

The Company recognizes revenue when energy is delivered to customers at fair value of the related consideration. In addition, unrealized net gains resulting from mark-to-market - difference between contracted and market prices - from open net contracted operations on the date of the financial statements are recognized in revenue.

  Logistics services rendered

Revenue from the provision of services is recognized when the subsidiary transfers to the counterparty the significant risks and benefits inherent to the provision of services, when it is probable that the economic benefits associated with the transaction will flow to the subsidiary, as well as when the related amount and costs are incurred. incurred can be measured reliably.

Services are priced based on work orders or contracts. Revenue is basically composed of rail freight, road freight, container transport and port lifting services, which is why the above criteria are normally met as the logistics service is provided.

The Company recognizes revenue when energy is delivered to the customer at the fair value of the consideration. Additionally, net unrealized gains arising from the mark-to-market – the difference between the contracted and market prices – of the net contracted operations outstanding on the date of the financial statements are recognized as revenue.

162

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

  Lease sales

Rental income is recognized on a straight-line basis over the term of each contract, to the extent that the contracts transfer to customers the right to use the assets for a period in exchange for consideration to the subsidiary, which can be measured reliably.

  Sale of Investment properties

  Revenue comprises the fair value of the consideration received or receivable for the disposal of investment properties in the ordinary course of the subsidiary's activities. Revenues are presented net of taxes, returns, rebates and discounts, and in the consolidated financial statements after eliminating sales within the subsidiary. Revenue is recognized when the subsidiary fulfills all obligations and promises identified in the contract for the transfer of goods to the customer.

The following is an analysis of the Company’s and its subsidiaries net sales for the year:

	Consolidated
	December 31, 2021	December 31, 2020
Gross revenue from sales of products and services	29,301,594	16,727,788
Construction revenue	1,020,176	885,630
Indirect taxes and deductions	(5,414,620)	(4,104,631)
Net sales	24,907,150	13,508,787

163

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	Consolidated
	December 31, 2021	December 31, 2020
At a point in time
Natural gas distribution	10,447,312	7,372,957
Electricity trading	620,495	775,479
Lubricants and base oil	5,546,093	4,283,704
Other	278,217	59,146
	16,892,117	12,491,286
Over time
Railroad transportation services	6,143,066	—
Port elevation	335,965	—
Construction revenue	1,020,176	885,630
Services rendered	566,364	131,871
	8,065,571	1,017,501
Elimination	(50,538)	—
Total of net sales	24,907,150	13,508,787

19 Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Raw materials	—	—	(4,610,773)	(3,137,178)
Commodity cost (natural gas)	—	—	(6,137,104)	(3,867,044)
Electricity purchased for resale	—	—	(968,503)	(927,913)
Transportation and elevation expenses	—	—	(1,779,920)	—
Natural gas transport cost	—	—	(1,074,441)	(753,603)
Other transport	—	—	(149,562)	(147,813)
Depreciation and amortization	(13,403)	(11,411)	(2,221,536)	(623,084)
Personnel expenses	(168,114)	(90,322)	(1,851,688)	(674,914)
Construction cost	—	—	(1,020,176)	(885,630)
Expenses with third-party services	(34,601)	(32,413)	(699,808)	(310,290)
Selling expenses	—	—	(23,697)	(23,387)
Other	(79,358)	(47,272)	(800,864)	(399,193)
	(295,476)	(181,418)	(21,338,072)	(11,750,049)
Cost of sales	—	—	(18,568,049)	(9,816,078)
Selling expenses	—	—	(716,210)	(927,346)
General and administrative expenses	(295,476)	(181,418)	(2,053,813)	(1,006,625)
	(295,476)	(181,418)	(21,338,072)	(11,750,049)

164

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

20  Other income (expenses), net

	Parent company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Disposal of credit rights	—	(68,311)	—	(68,311)
Gain from bargain purchase (Note 8.2.1)	416,268	—	416,268	—
Reimbursement of gas losses in the process	—	—	—	26,945
Tax extemporary credits (i)	14,136	29,823	287,013	29,823
Change in fair value of investment properties (note 10.5)	—	—	17,116	—
Gain (loss) on disposal of fixed assets and intangibles	(667)	(96)	6,774	(11,961)
Legal proceedings provision, receivables and tax installments	(93,039)	62,756	(250,109)	59,309
Settlement of disputes in the renewal process (ii)	—	—	9,242	—
Other	44,682	(35,626)	(98,864)	35,969
	381,380	(11,454)	387,440	71,774

(i)	Effect referring to the reversal of lease liabilities in registered litigation, related to labor credits from recourse lawsuits, of the subsidiary Rumo.
(ii)

Effect referring to the reversal of lease liabilities in dispute registered, related to labor credits from lawsuits for return, of subsidiary Rumo in the amount of R$52,963; and waiver of administrative and regulatory proceedings contemplated in the 7th Addendum to the Concession Agreement Renewal of the concession agreement of subsidiary Comgás in the amount of (R$43,721).

21  Finance results

Accounting policy

Finance income comprises interest income on funds invested, dividend income, fair value gains on financial assets at fair value through profit or loss, gains on the remeasurement to fair value of any pre-existing interest in an acquire in a business combination, gains on hedging instruments that are recognized in profit or loss and reclassifications of net gains previously recognized in other comprehensive income. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established, which in the case of quoted securities is normally the ex-dividend date.

Finance expense comprise interest expense on borrowings, unwinding of the discount on provisions and deferred consideration, losses on disposal of available-for-sale financial assets, dividends on preference shares classified as liabilities, fair value losses on financial assets at fair value through profit or loss and contingent consideration, impairment losses recognized on financial assets (other than trade receivables), losses on hedging instruments that are recognized in profit or loss and reclassifications of net losses previously recognized in other comprehensive income.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign exchange gains and losses on financial assets and financial liabilities are reported on a net basis as financial income or financial cost, depending on whether the net foreign currency fluctuations result in a gain or loss position.

165

Notes to the financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Details of finance income and costs are as follows:

	Parent Company		Consolidated
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Cost of gross debt
Interest on debt	(417,643)	(3,454)	(2,885,582)	(772,858)
Monetary and exchange rate variation	(38,646)	—	(595,494)	(1,720,276)
Derivatives and fair value measurement	189,837	1,606,976	1,021,548	1,257,297
Amortization of borrowing costs	(7,513)	(4,412)	(119,894)	(5,916)
Guarantees and warranties	—	—	(45,988)	(19,763)
	(273,965)	1,599,110	(2,625,410)	(1,261,516)

Income from financial investment and exchange rate in cash and cash equivalents	79,149	53,049	581,548	261,218
	79,149	53,049	581,548	261,218

Cost of debt, net	(194,816)	1,652,159	(2,043,862)	(1,000,298)

Other charges and monetary variations
Interest on other receivables	46,355	59,181	410,499	173,206
Monetary variation of other financial assets	(43,081)	(208,901)	(43,081)	(208,901)
Interest on other payables	(251,361)	(16,293)	(408,932)	(38,409)
Interest on lease liabilities	(4,086)	(4,125)	(353,852)	(7,590)
Interest on shareholders' equity	116,783	70,862	(8,288)	(2,526)
Interest on contingencies and contracts	(25,799)	(30,568)	(299,132)	(131,703)
Bank charges and other	(27,982)	(25,774)	(63,704)	(19,178)
Exchange variation and non-debt derivatives	(777,858)	(1,895,712)	34,067	(27,163)
	(967,029)	(2,051,330)	(732,423)	(262,264)

Finance results, net	(1,161,845)	(399,171)	(2,776,285)	(1,262,562)

Reconciliation
Finance expense	(1,130,433)	(719,523)	(3,027,089)	(1,679,752)
Finance income	208,103	188,005	1,234,950	227,925
Foreign exchange, net	(500,948)	(1,399,682)	(608,655)	(1,612,525)
Derivatives	261,433	1,532,029	(375,491)	1,801,790
Finance results, net	(1,161,845)	(399,171)	(2,776,285)	(1,262,562)

166

Notes to the financial statements
(In thousands of Brazilian Reais - R$, unless otherwise stated)

22  Post-employment benefits

Accounting policy

The cost of defined benefit pension plans and other post-employment and the present value of the pension obligation is determined using actuarial valuations. An actuarial valuation involves the use of various assumptions which may differ from actual results in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. A defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed by management at each reporting date.

  Defined contribution

A defined contribution plan is a post-employment benefit plan under which the Company pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in profit or loss in the periods during which related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that is due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

The Company provides defined contribution plans to all employees. The plan assets are Futura II - Entidade de Previdência Complementar (“Futura”) and Plano de Pensões Comgás (“PLAC”). The Company and its subsidiaries do not have a legal or constructive obligation to pay further contributions if the fund does not have sufficient assets to pay all of the benefits owed.

  Defined benefit

According to the regulation, which leads the Company to adopt such provision at present value benefits and that the assisted participants receive an annuity according to the plan. The main actuarial risks are:

a)    higher survival to that specified in mortality tables;

b)   the return on equity under the actuarial discount rate plus the accumulated IGP-DI; and

c)    real family structure of different retirees established hypothesis.

  Health Plan

The subsidiary Comgás offers the following post-employment health care benefits, granted to former employees and their dependents who retired up to May 31, 2000. After this date, only employees with 20 years contribution to Social Security (Instituto Nacional do Seguro Social), or “INSS,” and 15 years uninterrupted work at the Company up to May 31, 2000, are entitled to this defined benefit plan, provided that, on the date of retirement, they were working at the Company.

The liability recognized in the statement of financial position in respect of defined benefit post-employment plans is calculated annually by independent actuaries.

The amount recognized in the statement of financial position in relation to health plan liabilities represents the present value of the obligations less the fair value of the assets, including actuarial gains and losses. Remeasurement of the net obligation, which include: actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset cap (if any, excluding interest), are recognized immediately in other comprehensive income. Net interest and other expenses related to defined benefit plans are recognized in profit or loss.

Actuarial gains and losses based on experience adjustments and changes in actuarial assumptions are recognized directly in equity as other comprehensive income, when incurred.

167

Notes to the financial statements
(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Consolidated
	December 31, 2021	December 31, 2020
Defined contribution
Futura II	190	129
Defined benefit
Futura	198,761	163,972
Health Plan	470,524	564,576
	669,285	728,548
	669,475	728,677

a)        Defined contribution

During the year ended 31 December 2021, the amount of sponsor contributions to the plans was to R$217 (R$150 as of  December 31, 2020).

b)        Defined benefit

Futura: The subsidiary CLE sponsors Futura - Entidade de Previdência Complementar ("Futura"), formerly Previd Exxon - Entidade de Previdência Complementar, whose main objective is to provide complementary benefits, within certain limits established in the Regulations of the Retirement Plan. This plan was amended to close it to new participants and approved by the competent authorities on May 5, 2011. During the year ended December 31, 2021, the contribution amounts totaled R$5,166 (R$7,044 for the year ended on December 31, 2020). The weighted average duration of the obligation is 9.6 years. In 2022, the subsidiary expects to make a contribution in the amount of R$60,560 in relation to its defined benefit plan; and

c)        Medical plan

Comgás: Obligations related to post-employment benefit plans, which include medical assistance and retirement incentives, sick pay and disability pension.

The defined benefit pension plan is governed by Brazilian labor laws, which require final salary payments to be adjusted to the consumer price index at the time of payment upon retirement. The level of benefits provided depends on the member's length of service and salary at retirement age. During the year ended December 31, 2021, the amounts of contributions totaled R$25,169 (R$26,804 for the year ended December 31, 2020). The weighted average duration of the obligation is 11.7 years (14.9 years in 2020).

The details of the present value of the defined benefit obligation and the fair value of plan assets are as follows:

	December 31, 2021	December 31, 2020
Actuarial obligation at beginning of the year	1,249,156	1,249,630
Current service cost	487	540
Interest expense	88,299	89,253
Actuarial gain arising from financial assumptions	(183,159)	(58,250)
Actuarial losses arising from experience adjustment	77,111	30,267
Actuarial losses arising from adjustments to demographic assumptions	—	14
Benefits payment	(70,201)	(62,298)
Actuarial obligation at the end of the year	1,161,693	1,249,156

Fair value of plan assets at the beginning of the year	(520,608)	(544,988)
Interest income	(35,809)	(38,452)
Earnings on assets greater than discount rate	24,143	34,370
Contributions paid	(30,336)	(33,836)
Benefit payments	70,202	62,298
Fair value of plan assets at the end of the year	(492,408)	(520,608)
Net defined benefit liability	669,285	728,548

168

Notes to the financial statements
(In thousands of Brazilian Reais - R$, unless otherwise stated)

The total expense recognized in profit or loss is as follows:

	December 31, 2021	December 31, 2020
Current service cost	(487)	(540)
Interest expense	(52,490)	(45,567)
	(52,977)	(46,107)

Total amount recognized as accumulated other comprehensive income:

	December 31, 2021	December 31, 2020
Accumulated at the beginning of the year	59,898	66,299
Actuarial loss arising from financial assumptions	183,159	58,250
Actuarial gain (loss) arising from experience adjustment	(77,111)	(30,267)
Actuarial gains and losses arising from adjustments to demographic assumptions	—	(14)
Earnings on assets greater than discount rate	(24,143)	(34,370)
Accumulated at the end of the year	141,803	59,898

The plan's assets are made up of the following:

	December 31, 2021		December 31, 2020
	Amount	%	Amount	%
Fixed income bonds	484,847	99.99%	513,470	99.96%
Other	48	0.01%	180	0.04%
	484,895	100.00%	513,650	100.00%

The plan's assets are composed of financial assets quoted in active markets and, therefore, are classified as Level 1 and Level 2 in the fair value assessment hierarchy. The overall expected rate of return on plan assets is determined based on market expectations prevailing on that date, applicable to the period during which the obligation is to be settled.

169

Notes to the financial statements
(In thousands of Brazilian Reais - R$, unless otherwise stated)

The main assumptions used to determine the Company's benefit obligations are as follows:

	Futura		Health Plan
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2021
Discount rate	8.64%	7.20%	9.09%	7.43%
Inflation rate	3.25%	3.00%	3.50%	3.50%
Future salary increases	N/A	N/A	6.60%	6.60%
Aging factor	N/A	N/A	3.00%	3.00%
Increase in pension plans	3.25%	3.00%	3.00%	6.60%
Overall mortality (segregated by gender)	N/A	N/A	AT-2000	AT-2000
Disable mortality table	N/A	N/A	IAPB-1957	IAPB-1957
Entry into disability (modified)	N/A	N/A	UP-84 Modified	UP-84 Modified
Turnover	N/A	N/A	0,60/(service time+1)	0,60/(service time+1)

Sensitivity analysis

Changes in the discount rate for the balance sheet date is one of the relevant actuarial assumptions, while maintaining other assumptions, as it affects the defined benefit obligation as shown below:

	Discount rate
	Increase	Decrease
	0.50%	-0.50%
Futura	(28,170)	30,525
COMGAS	(25,019)	27,708

There was no change regarding the biometric and demographic assumptions in relation to previous years and the methods adopted in the preparation of the sensitivity analysis.

170

Notes to the financial statements
(In thousands of Brazilian Reais - R$, unless otherwise stated)

23 Share-based payment

Accounting policy

The fair value of share-based payment benefits at the grant date is recognized as employee benefit expense with a corresponding increase in shareholders’ equity for the period in which employees unconditionally acquire the right to benefits.

The amount recognized as an expense is adjusted to reflect the number of shares for which there is an expectation that the conditions of service and non-market acquisition conditions will be met in such a way that the amount finally recognized as an expense is based on the number of actions that meet the conditions of the service and non-market acquisition conditions on the date the vesting date is acquired. For non-vesting share-based payment benefits, the fair value on the grant date of the share-based payment is measured to reflect such conditions and there is no change to the difference between expected and actual benefits.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period during which the employees become unconditionally entitled to payment. The liability is remeasured at each reporting date and at settlement date based on the fair value of the share appreciation rights. Any changes in the liability are recognized in profit or loss.

The Company and its subsidiaries have Share-Based Compensation Plans that are settled in cash or equity. For the year ended December 31, 2021, the Group has the following share-based payment arrangements:

171

Notes to the financial statements
(In thousands of Brazilian Reais - R$, unless otherwise stated)

Plans prior to 2020

(i) Share granting plans (settled in shares), without lock-up, with delivery of shares at the end of the five-year period, conditioned only to the maintenance of the employment relationship (service condition).

(ii) Share-based compensation plan (settled in cash) in which a specific number of units referenced to a theoretical price of shares calculated based on the Group’s EBITDA of each year, is granted nominally to beneficiaries. The units will be paid in cash, upon fulfilment of the contractual conditions and 5 years of vesting period. Payments happen at the end of each cycle (5 years after grant date), based on the referenced converted value of the share at that time.

Plans granted in 2021

Share-based payment plan (Equity-settled)

On December 31, 2021, the Group established the following share-based payment arrangements:

Program	Vesting conditions
Cosan - Investe I

3 years of service from the grant date and achievement of specific metrics that can vary between 0% and 200% (to calculate the fair value, the achievement of 100% was considered). Performance shares will have a specific weight, according to the target established by the Board of Directors.

Cosan - Investe II

4 years of service from the grant date and achievement of specific metrics that can vary between 0% and 150% (to calculate the fair value, the achievement of 100% was considered). Performance shares will have a specific weight, according to the target established by the Board of Directors.

Cosan - Investe III

5 years of service from the grant date with restricted shares and additional restricted shares being delivered. The restricted shares being equivalent to 25% of the participant's Long-Term Incentive Program and the additional restricted shares transferred as a result of the Company's Matching.

Rumo –Special Program 2021	5 years of service from the grant date and achievement of specific metrics.
Rumo - Program 2021	3 years of service from the grant date and achievement of specific metrics that can vary between 0% and 150% (to calculate the fair value, the achievement of 100% was considered).

172

Notes to the financial statements
(In thousands of Brazilian Reais - R$, unless otherwise stated)

In these programs, executives are entitled to shares with consideration of R$0.01 by executives, in which the concession is conditioned to the fulfillment of certain conditions of acquisition rights. The holders of such shares have the same rights as the holders of shares not subject to a vesting condition (e.g. dividends), therefore, the value of the shares granted is equal to the value of the shares acquired.

Share-based payment plan (Cash-settled)

The subsidiary Compass has awarded a phantom share plan that provides for the granting of share appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs provide the opportunity to receive a cash payment equal to the fair market value of the Company's common shares, less the grant price.

The subsidiary Moove granted a Long-Term Incentive Plan (LTIP): “Moove Phantom Shares”. It is a phantom share plan, in which a specific number of units referenced to a theoretical price of shares calculated based on the Group’s EBITDA of each year, is granted nominally to beneficiaries. The units will be paid in cash, upon fulfilment of the contractual conditions and 5 years of vesting period. Payments happen at the end of each cycle (5 years after grant date), based on the referenced converted value of the share at that time.

The payment forecast is being provisioned monthly based on EBITDA projections that are reviewed each quarter. 62

173

Notes to the financial statements
(In thousands of Brazilian Reais - R$, unless otherwise stated)

Type of award / Grant date	Company	Expected life (years)	Shares granted	Exercised / canceled / transferred	Available	Fair value at grant date - R$
Share-based payment plan
April 27, 2017 (ii)	Cosan S.A.	5	1,096,000	(954,028)	141,972	9.25
July 31, 2017	Cosan S.A.	5	1,192,428	(396,848)	795,580	8.06
July 31, 2018	Cosan S.A.	5	842,408	(107,576)	734,832	9.65
July 31, 2019	Cosan S.A.	5	229,020	(20,080)	208,940	12.46
July 31, 2020	Cosan S.A.	5	68,972	(6,704)	62,268	20.93
July 31, 2021 - Invest I	Cosan S.A.	3	424,839	—	424,839	24.38
September 10, 2021 - Invest II	Cosan S.A.	4	5,283,275	(660,410)	4,622,865	22.24
October 11, 2021 - Invest III	Cosan S.A.	5	809,944	—	809,944	23.20
			9,946,886	(2,145,646)	7,801,240

April 20, 2017	Comgás	5	61,300	(61,300)	—	51.36
August 12, 2017	Comgás	5	97,780	(97,780)	—	54.25
August 1, 2018	Comgás	5	96,787	(17,761)	79,026	59.66
July 31, 2019	Comgás	5	83,683	(14,794)	68,889	79.00
February 01, 2020	Compass Gás e Energia	5	1,858,969	(1,858,969)	—	13.58
			2,198,519	(2,050,604)	147,915

January 02, 2017	Rumo S.A.	5	1,476,000	(1,476,000)	—	6.10
September 01, 2017	Rumo S.A.	5	870,900	(255,250)	615,650	10.42
August 01, 2018	Rumo S.A.	5	1,149,544	(308,417)	841,127	13.94
August 15, 2019	Rumo S.A.	5	843,152	(147,214)	695,938	22.17
November 11, 2020	Rumo S.A.	5	776,142	(115,303)	660,839	20.01
May 05, 2021	Rumo S.A.	5	1,481,000	(414,702)	1,066,298	20.85
September 15, 2021	Rumo S.A.	3	1,560,393	(8,422)	1,551,971	18.20
			8,157,131	(2,725,308)	5,431,823
Share-based payment plan (modification plans)
August 18, 2011 (ii)	Cosan S.A.	1 to 12	6,006,504	(6,006,504)	—	5.70
August 31, 2015 (i)	Cosan S.A.	5 to 7	463,906	(463,906)	—	19.96
			6,470,410	(6,470,410)	—
Cash-settled transactions
July 31, 2019	Moove	5	132,670	—	132,670	6.74
July 31, 2020	Moove	5	106,952	—	106,952	13.36
July 31, 2021	Moove	3	80,729	—	80,729	8.29
August 1st, 2021	Compass Gás e Energia	2	26,625	—	26,625	27.27
August 1st, 2021	Compass Comercialização	2	31,535	—	31,535	27.27
August 1st, 2021	Compass Gás e Energia	3	152,770	—	152,770	27.27
August 1st, 2021	TRSP	3	33,634	—	33,634	27.27
November 1st, 2021	Comgás	3	172,251	—	172,251	27.27
November 1st, 2021	Compass Gás e Energia	3	1,474,367	—	1,474,367	27.27
			2,211,533	—	2,211,533
Total			28,984,479	(13,391,968)	15,592,511

174

 Notes to the financial statements
(In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)                   On February 02, 2021, 12,987 shares were settled in cash in the amount of R$ 645.

(ii)                 On September 30, 2021, the Company delivered 1,088,554 shares, equivalent to the amount of R$13,795. On December 31, 2021, it delivered 203,752 shares, equivalent to the amount of R$2,582.

a)      Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

Stock option programs
At January 1, 2020	6,311,839
Granted	2,241,809
Vested	(2,549,619)
At December 31, 2020	6,004,029
Granted	11,531,359
Vested	(6,200,231)
Transferred	4,532,761
Canceled	(275,407)
At December 31, 2021	15,592,511

b)     Measurement of fair values

The weighted average fair value of the programs granted on December 31, 2021 and December 31, 2020 principal assumptions used in applying the Black-Scholes model were as follows:

	Share-based payment plan
	Cosan S.A.		Compass		Comgás		Rumo
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
Key assumptions:
Share price at grant date	23.20	50.88	27.27	13.58	78.58	78.58	18.20
Risk-free interest rate	6.82%	6.82%	N/A	N/A	6.82%	6.82%	6.94%
Volatility factor	36.50%	36.50%	N/A	N/A	32.81%	32.80%	26.51%

c)      Expense recognized in profit or loss

Share-based compensation expense included in the statement of profit and loss for the year ended on December 31, 2021 and 2020 were R$ 81,424 and R$ 22,700, respectively. On September 30, 2021, the Company paid the first installment of Invest Cosan II, generating an expense in the amount of R$19,472.

175

Notes to the financial statements
(In thousands of Brazilian Reais - R$, unless otherwise stated)

24 Subsequent events

Subsequent material events that began before the end of the year ended December 31, 2021, and ended after that date were included in explanatory note 1.2 so that users of the financial statements have a better understanding of these events.

25 Recent accounting developments adopted by the Company

Applicable standard	Key requirements	Impact
Interest Rate Benchmark Reform (Phase 1 and 2) Amendments to CPC 48 / IFRS 9, CPC 38 / IAS 39 and CPC40 /IFRS 7

The amendments modified specific hedge accounting requirements so entities can continue to forecast future cash flows assuming that the interest rate benchmark continue despite ongoing reviews of interest rate benchmark reform. As a result there is no requirement for an entity to discontinue hedge relationships or to reassess the economic relationships between hedged items and hedging instruments as a result of the uncertainties of the interest rate benchmark reform.

For phase 1 and 2, we do not have significant derivatives that refer to an interest rate benchmark, so these amendments have not had a material impact in the Company.
COVID-19 − Related Rent Concessions (Amendment to CPC 06 / IFRS 16)

Under the practical expedient, lessees are not required to assess whether eligible rent concessions are lease modifications, and instead are permitted to account for them as if they were not lease modifications. Rent concessions are eligible for the practical expedient if they occur as a direct consequence of the COVID-19 pandemic and if all of the following criteria are met:

  the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;
  any reduction in lease payments affects only payments originally due on or before June 30, 2022; and
  there is no material change to the other terms and conditions of the lease.

The amendment is effective for annual periods beginning on or after June 1, 2020.

There has been no change in the consideration for the leases that we are both lessees and lessors.

All other standards or amendments to standards issued by the Accounting Pronouncements Committee (“CPC”) and the International Accounting Standards Board (“IASB”) and that became effective on January 1, 2021 were not applicable or material to the Company.

176

Notes to the financial statements
(In thousands of Brazilian Reais - R$, unless otherwise stated)

26 New standards and interpretations not yet effective

The following new standards, interpretations and amendments were issued by the CPC and the IASB, but are not effective for annual periods beginning after January 1, 2021. Early adoption is not permitted. In addition, based on an initial review, the Company currently believes that the adoption of these standards/amendments below will not have a material impact on the Company's consolidated results or financial position.

Applicable standard	Key requirements or changes in accounting policy
Amendments to CPC 48 / IFRS 9, CPC38 / IAS 39, CPC40 / IFRS 7, CPC11 / IFRS 4 and CPC 06 / IFRS 16 Effective from the year ended 31 December 2021

The amendments are applicable when an existing interest rate benchmark is replaced by another interest rate benchmark. The amendments provide a practical expedient that modifications to asset and liability values as a direct consequence of the interest rate benchmark reform and made on an economically equivalent basis (i.e. where the basis for determining contractual cash flows is the same), can be accounted for by only updating the effective interest rate.

Additionally, hedge accounting is not discontinued solely

because of the replacement of another interest rate benchmark. Hedging relationships (and related documentation) must instead be amended to reflect modifications to the hedged item, hedging instrument and hedged risk.

IFRS 17 Insurance Contracts Effective from the year ended December 31, 2023	This standard introduces a new model for accounting for insurance contracts. Work continues to review existing arrangements to determine the impact on adoption.

All other standards or amendments to standards issued by the CPC and IASB and that are in effect as of January 1, 2022, are not applicable or relevant to the Company.

177

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2022

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial and Investor Relations Officer